4/21


03050132

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BOC Hong Kong Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34675 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/21/03


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Annual Report | 2002


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited (BOCHK), its principal operating subsidiary.

The Company is a leading commercial banking group in Hong Kong in terms of assets and customer deposits. With over 300 branches, more than 400 ATMs and other delivery channels in Hong Kong, the Company offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three bank note issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to meet the cross-border banking needs of our Hong Kong and Mainland customers.

After a successful global IPO, the Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388".

Contents

A New Horizon

FINANCIAL HIGHLIGHTS

	2002	2001	Change
	HK$'m	HK$'m	+/(-)%
For the year			
Operating profit before provisions	**12,089**	13,162	(8.2)
Operating profit after provisions	**9,234**	5,750	60.6
Profit before taxation	**8,068**	3,733	116.1
Profit after taxation	**6,800**	2,901	134.4
Profit attributable to shareholders	**6,673**	2,768	141.1
	HK$	HK$	+/(-)%
Per share			
Earnings per share[1]	**63.11 cents**	26.18 cents	141.1
Dividends per share	**39.80 cents**	–	N/A
	HK$'m	HK$'m	+/(-)%
At year-end			
Shareholders' funds	**56,941**	52,170	9.1
Issued and fully paid share capital	**52,864**	52,864	0.0
Total assets	**735,489**	766,140	(4.0)
	%	%	
Financial ratios			
Return on average total assets[2]	**0.91**	0.36	
Return on average shareholders' funds[3]	**12.23**	7.31	
Cost to income ratio	**33.26**	30.76	
Non-performing loan ratio[4]	**7.99**	10.99	
Loans to deposits ratio[5]	**53.42**	53.27	
Average liquidity ratio[6]	**41.17**	39.88	
Capital adequacy ratio[7]	**13.99**	14.38	

1 *Amount for 2001 has been restated due to the effect of the share consolidation as further described in note 13 and note 32 respectively.*

2 *Return on average total assets is calculated by dividing the profit after taxation with the daily average balance of total assets for the year.*

3 *Return on average shareholders' funds is calculated by dividing the profit attributable to shareholders with the average shareholders' funds. Average shareholders' funds are calculated as the average of the opening and closing balance of shareholders' funds for the year. Average shareholders' funds for the year 2001 are calculated taking into account of certain capitalisation events.*

4 *On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million (net of specific provisions of HK$2,679 million) to BOC Cayman (note 42(a)). As at 31 December 2001, the outstanding balance of NPLs which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such NPLs amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the NPLs as a percentage of total advances to customers would have been 9.06%.*

5 *Loans to deposits ratio is for the year end.*

6 *Average liquidity ratio for the year ended 31 December 2002 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year. The average liquidity ratio of 2001 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001.*

7 *Capital adequacy ratio is computed on the consolidated basis which comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.*

FOUR-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last four years commencing from 1 January 1999 (being the earliest year of the track record period for the purpose of listing of the Company on 25 July 2002) is summarised below:

	2002	2001	2000	1999
	HK$'m	HK$'m	HK$'m	HK$'m
For the year				
Operating profit before provisions	**12,089**	13,162	14,964	13,147
Operating profit after provisions	**9,234**	5,750	6,371	3,181
Profit before taxation	**8,068**	3,733	6,376	3,771
Profit after taxation	**6,800**	2,901	5,198	3,221
Profit attributable to shareholders	**6,673**	2,768	5,047	3,067
	HK$	HK$	HK$	HK$
Per share				
Earnings per share[1]	**63.11 cents**	26.18 cents	47.74 cents	29.01 cents
	HK$'m	HK$'m	HK$'m	HK$'m
At year-end				
Advances and other accounts	**308,332**	308,108	325,569	317,556
Total assets	**735,489**	766,140	839,370	772,954
Daily average balance of total assets	**748,771**	810,702	830,331	816,778
Deposits from customers	**600,977**	606,428	624,726	589,421
Total liabilities	**677,434**	712,904	804,493	740,492
Issued and fully paid share capital	**52,864**	52,864	52,864	52,864
Shareholders' funds	**56,941**	52,170	33,345	31,006
	%	%	%	%
Financial ratios				
Return on average total assets	**0.91**	0.36	0.63	0.39
Cost to income ratio	**33.26**	30.76	27.70	32.51
Non-performing loan ratio	**7.99**	10.99	10.19	12.73
Loans to deposits ratio	**53.42**	53.27	54.43	56.85

The Company was incorporated on 12 September 2001 and acquired the entire equity interests in BOCHK on 30 September 2001. The Company subsequently became the holding company of the Group. The financial information of the Group is prepared as if the group structure, capital structure and operations had been in existence from the beginning of the period presented.

1 *Amounts for 1999 to 2001 have been restated due to the effect of the share consolidation as further described in note 13 and note 32 respectively.*

Shareholders' Funds


HK$'m
60,000
50,000
40,000
30,000
20,000
10,000
0
99
00
01
02

Total Assets


HK$'m
1,000,000
800,000
600,000
400,000
200,000
0
99
00
01
02

Profit Attributable to Shareholders


HK$'m
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02

Non-performing Loan Ratio


%
16
14
12
10
8
6
4
2
0
99
00
01
02

Advances & Other Accounts


HK$'m
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99
00
01
02

Deposits from Customers


HK$'m
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02



Steering Forward

CHAIRMAN'S STATEMENT



LIU Mingkang
Chairman and President, Bank of China
Chairman, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited

Enhancing the corporate governance framework and maximising shareholder value became the cornerstones of our business development. With a solid financial foundation, extensive customer base, talented employees and close cooperation with BOC, we will benefit from an economic recovery in Hong Kong and economic development in the Mainland, bringing favourable returns to investors.

The year 2002 was an extraordinary year for the Company. Thanks to the valuable support of investors and the dedication of our staff, the Company was successfully listed on the Stock Exchange of Hong Kong on 25 July. Our global offering was 6.5 times over-subscribed despite deteriorating global equity market conditions. With our launch of one of the world's largest public offerings in 2002, we received ten awards from a number of magazines including "Best Investor Relations for an IPO" by *Investor Relations* and "Deal of the Year" by *FinanceAsia*. Shortly after our listing, the Company was admitted as a constituent stock in various indices, including the MSCI Hong Kong Index and Hang Seng Index. These achievements highlighted our status as a major player in the international financial markets.

Our Restructuring and Merger in 2001 laid a solid foundation for the establishment of a sound corporate governance framework, an efficient management structure, a new management philosophy and a new corporate culture. Our listing in 2002 further confirmed the pledges we had made to investors. Enhancing the corporate governance framework and maximising shareholder value became the cornerstones of our business management. As a result of our dedicated efforts, we made encouraging progress in the areas of organisational restructuring, business development, risk management and information technology. We also devoted considerable resources to enhancing transparency under the scrutiny of the market, adapting promptly to comply with the various market practices and regulatory requirements applicable to listed companies.

We will continue to target for the full implementation of our corporate governance framework. In this regard, the Board of Directors is actively involved in decision-making on and monitoring of important issues, and providing guidance to the Management. Demand for better corporate governance reached unprecedented levels in 2002 and became a matter of global concern. The Board of Directors and the Management fully appreciate the importance and urgency of this issue. We will regularly review our corporate governance framework and make necessary adjustments, taking into consideration new circumstances and acting in accordance with prevailing regulatory requirements.

Maximising shareholder value requires concerted action on several fronts. We will continue to focus on the integration of our business development, risk management and back office functions. Developing intermediary business and exploring new opportunities in the Mainland market are also strategic priorities. Meanwhile, we seek to maximise the synergies presented by our restructuring. Within a more scientific management framework, we will be able to improve our operations efficiency. Our adoption of a modern business philosophy will lead to better quality services for customers. All these initiatives will serve to reinforce our competitive edges in a fierce market environment. Furthermore, the fostering of a new dynamic corporate culture will mobilise the creativity and participation of each and every staff to its full extent. The alignment of staff interests with those of the Group therefore provides further impetus for growth and development.

As a result of the committed efforts of our Management and staff, the Group recorded a profit attributable to shareholders of HK$6,673 million for 2002, exceeding by 6.2% the profit projection stated in our Prospectus. Return on average shareholders' funds was 12.23%, representing an increase of 4.92 percentage points over the same period last year. Return on average total assets was 0.91%, a rise of 0.55 percentage point from the preceding year. NPL ratio was 7.99%, which was a decline of 3 percentage points year-on-year. We will continue to concentrate on our overall objective of maximising shareholder value through pro-active business development, risk management and revenue enhancement, while maintaining our commitment to the society as a good corporate citizen.

I believe that on the back of a solid financial foundation, extensive customer base, talented employees and close cooperation with BOC, the Company will benefit from an economic recovery in Hong Kong and rapid economic development in the Mainland of China. As we strive to establish ourselves as a first-class international bank, we aim to bring favourable returns to investors. Finally, I would like to take this opportunity to express my sincere gratitude to investors and all our staff. Going forward, I thank you for your continuing support.

LIU Mingkang
Hong Kong, 20 March 2003

CHIEF EXECUTIVE'S REPORT

We achieved visible success in three major areas – a successful listing, making good progress in business that delivered on our promise to shareholders, synergies beginning to be realised from the restructuring. Looking ahead, we are geared towards maximising shareholder value by enhancing revenue, strengthening risk management, improving operational efficiency, optimising asset and liability management and expanding our China business.



LIU Jinbao
Vice Chairman, Bank of China
Vice Chairman, Executive Director and Chief Executive, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited

This is the first time we report our annual results as a publicly listed company.

The year 2002 marked a significant milestone for the Company. We achieved visible success in three major areas. Firstly, our listing on the Stock Exchange of Hong Kong on 25 July received an enthusiastic response from the market despite the local and global economic downturn. Secondly, we made good progress in growing our business amidst a difficult operating environment. This enabled us to deliver on our promise of targeted profitability to shareholders. Finally, we pushed forward the integration process and began to realise synergies from the restructuring. Our efforts to transform the Company into an internationally recognised bank are leading to better quality service for customers and greater shareholder value.

Smooth Integration Post-Restructuring

Following the merger on an unprecedented scale in October 2001, we sought to align ourselves with the international "Best Practices" in banking. We introduced new organisational structure, business philosophy, management mechanisms and operational models for the new bank with a long history. Management and staff were quick to adjust to these changes. Meanwhile, systems being implemented were fine-tuned where necessary. Throughout this period, the negative impact on our customers or business was kept to a minimum. We can therefore describe our process of integration as having been smooth and efficient in comparison with other major banks in the world that have been merged.


BANK OF CHINA
0110 0110
VISA

With the integration of our operations on the way to completion, we witnessed the following achievements, which also reflected our strengthened competitive edges:

- Establishment of corporate governance guidelines and an organisational structure in line with the "Best Practices" that provides a solid foundation for the long-term development of the Group.
- Clearly defined objectives for enhancing return-on-equity and maximising shareholder value, forming the basis of our business strategies.
- Strengthened marketing capabilities by capitalising on a unified brand and an extensive distribution network, together with the fostering of a marketing-oriented culture.
- Introduction of comprehensive and independent risk management systems and control mechanisms, enabling improvement in asset quality.
- Enhanced operational efficiency as a result of centralisation and standardisation of back office processes.

A Successful Listing

In less than 10 months after our Restructuring and Merger, we reached another milestone in our history – the listing of the Company in Hong Kong by public offering. By undergoing a restructuring, then immediately following it with a listing, the Company positioned itself for greater challenges in the face of market competition. This helped facilitate the implementation of the new concepts, new mechanisms and new models introduced through restructuring, and accelerated the realisation of benefits from them.

Amidst bearish global equity markets, our public offering in Hong Kong received over 380,000 applications in the retail tranche alone, representing 26 times over-subscriptions. In the international offering, our public offer was 4.3 times over-subscribed. This included a Public Offering Without Listing ("POWL") in Japan that made us the first Chinese enterprise to do so in Japan's equity market.

It was encouraging to note that the successful listing of the Company was the largest retail share offering in Hong Kong by size, and the largest Hong Kong-only listed IPO. At the time, it was also the largest public offering of shares by a financial institution from Asia and amongst the largest of all global financial services equity offerings in the year 2002. In as short as four months after our listing, the Company was included in the Financial Times Index, MSCI Hong Kong Index and Hang Seng Index. This was a confirmation of the importance that the market attached to our status as a major listed financial group in Hong Kong. The success of the listing will also be remembered by the numerous international and regional annual IPO awards it has won.

The favourable response to our IPO in a sluggish economic environment is a reflection of investor confidence in the Group's fundamental strengths and of positive expectations for growth. These combined factors are the driving force behind our commitment to serving shareholders and customers.

Delivering on Our IPO Promises

We are pleased to report to our shareholders that our business continued to grow and generate good profits in 2002. Even though the Hong Kong economy was influenced by a number of unfavourable factors – weak domestic demand, contraction of deposits and loans, persistent deflation, further decline in asset prices and soaring personal bankruptcies – we were still able to deliver value to our shareholders, as promised during our public offering.

During the year, the Group achieved a profit attributable to shareholders of HK$6,673 million, representing an increase of 141.1% compared with 2001. Earnings per share was up by the same percentage points to reach HK$0.6311. Return on average shareholders' funds rose from 7.31% in 2001 to 12.23%.

A key contributor to our performance was the substantial fall in the net charge for bad and doubtful debts, which totalled HK$2,855 million, a decline of 61.5% from the preceding year. New specific provisions for bad and doubtful debts shrank by 57.6% to HK$4,519 million. The reduction in provisions offset the decrease of 8.2% in operating profit before provisions.

Our asset quality improved in a difficult economy. NPLs fell by HK$9,853 million, or 27.7%, to HK$25,659 million. An improved NPL ratio to 7.99% from 10.99% as at 31 December 2001 was attributable to three factors. Firstly, our loan sale to BOC Grand Cayman Branch in June 2002 carved HK$7,029 million of NPLs from our loan book. Secondly, since the establishment of an independent Risk Management Department, we have been implementing new mechanisms, policies and procedures to ensure tightened control of credit approval and credit risk management, which was conducive to the enhancement of asset quality. Thirdly, our newly established Special Assets Management Department, working in conjunction with various front-line departments, undertook the task of monitoring, recovering and restructuring classified loans. During the year, we collected HK$9,545 million from classified loans through cash collection and repossessed collateral disposal.

Owing to the adoption of prudent provisioning policy and the reduction in NPLs, the specific provisions coverage ratio for NPLs improved from 29.07% as at 31 December 2001 to 33.66% at end-2002. The loan loss reserve ratio also strengthened from 48.19% to 58.51% year-on-year.

A weak economy and soaring personal bankruptcies in 2002 pushed up the credit card charge-off ratio, adversely affecting the local banking industry across the board. However, our charge-off ratio remained lower than the industry average as at the end of the year.

Diverse and Innovative Business Development

During 2002, we introduced a diverse range of products and services that




中国銀行(香港) BANK OF CHINA (HONG KONG)

allowed us to capitalise on opportunities existent in the market. We further made use of our extensive distribution network and strengthened capabilities, post-restructuring, in product development and marketing. Our efforts in cross-selling broadened our customer base and expanded our business. As a result, the Group's non-interest operating income increased by 3.7% to HK$4,172 million, partially offsetting the decrease of 7.0% in net interest income to HK$13,942 million. The ratio of non-interest income to total operating income rose to 23.03% from 21.16% last year. Net fees and commission income grew by 9.3% to HK$2,948 million.

In retail banking, we launched a series of investment products during the year, against the backdrop of a low interest rate environment in Hong Kong. These included guaranteed funds, retail bonds, Equity Linked Deposit, Monthly Stocks Savings Plan and various investment funds, which were well received by the market. The response to our launch of the AUD Australia Growth Guaranteed Fund, which was the first non-US dollar denominated guaranteed fund in Hong Kong and for which we were the sole authorised agent, was similarly favourable. In 2002, the sale of retail bonds and guaranteed funds amounted to over HK$8,000 million. As a reflection of our active participation in the retail loans market, our residential mortgage lending, excluding that generated under the suspended Home Ownership Scheme, recorded a growth of 4.0%. The Group maintained its leading position in the mortgage market.

Our credit card business reported a stable growth. In 2002, BOC-CC registered double-digit growth in terms of the number of cards issued and total cardholder spending over the same period last year. The launch of "y not"credit card, tailored to the needs of today's women, was well received by customers. Our success against fierce market competition has also been recognised by industry peers. During the year, BOC-CC won the Gold Prize for "VISA International 2001-2002 Largest Card Sales Volume Growth in Hong Kong" and a number of other prizes presented by MasterCard and VISA International. Total card receivables increased by 3.8%, exceeding the negative market average.

In corporate banking, we made progress in syndicated loans. Our transformation into a lead arranger from a participant role has placed us in the top-tier of lead arrangers in Hong Kong, as ranked by the number of deals made and funds raised. This helped increase our loan volume and non-interest income. For trade finance customers, we launched a new factoring service. Meanwhile, our corporate customers benefited from our new bond trading service and bond underwriting expertise.

Total customer deposits and advances for the banking industry were down by 2.6% and 4.9% respectively. By comparison, our customer deposits fell slightly by 0.9% to HK$600,977 million, while our loans and advances to customers declined marginally by 0.6% to HK$321,034 million. However, on an ex-loan sale basis, our outstanding loans and advances to customers grew by 3.0%, mainly due to increased syndicated lending and residential mortgages.

Optimising Operational Efficiency

Targeting to strengthen asset and liability management and enhance capital efficiency, we reduced inter-bank funding arrangement with our parent BOC, increased investments in debt securities, and lowered the cost of funding through adjusting the pricing structure of deposits.

Total assets fell by 4.0% to HK$735,489 million as at end-2002 due to an adjusted asset portfolio. Securities investments held at year-end amounted to HK$190,232 million, an increase of 30.7%. We actively disposed of idle properties, the proceeds of which were channelled to other interest-earning assets.

During the year, net interest spread increased by 18 basis points to 1.85%. Partially offset by the reduction in contribution from net free funds, our net interest margin improved marginally by 3 basis points to 1.98%. Through the adjustment on the pricing structure of deposits and introduction of service fees on low balance deposits, we sped up the process of consolidating customer accounts, which facilitated our accounts management. Our customers therefore benefited from these measures, in the form of improved service.

We continued to pay attention to cost discipline and operating efficiency. Although overall operating expenses increased by 3.0%, staff costs, the largest item in operating expenses, decreased by 5.7% to HK$3,578 million mainly due to a reduction in headcount as part of our rationalisation initiatives. Premises and equipment expenses excluding depreciation reduced by 10.0% to HK$803 million, benefiting from effective integration of operations and a decline in premises rental.

After the Restructuring and Merger, the Group has actively implemented the branch rationalisation plan in phases. As at end-2002, the Group had a total of 319 branches, a reduction of 31 branches from the preceding year and of 35 branches compared to October 2001 when the merger took place. Our new marketing strategy has addressed the issue of branches with overlapping service mandates by merging them and by kick-starting a "Model Branches Pilot Programme". Under this programme, branches will be reorganised into five groupings, comprising Full Service Branches, Investment Centres, Personal Financial Service Centres, Self Service Banking Centres and VIP Branches. We are able to better utilise our branch resources and enhance operational efficiency by branch rationalisation, strengthening of branch marketing capabilities, shifting back office functions previously undertaken by branches to back office departments, and encouraging customers to make use of lower-cost electronic channels.

The centralisation of our back office operations, coupled with the unification of workflow and methods, enabled us to contain costs and strengthen support to our front office. We expect to realise the synergies of these strategic initiatives from 2003 onwards.

Employee productivity is another pillar of our strategy to increase efficiency gains.



Additional resources were devoted to a wide range of staff training programmes including those for middle and senior management. During the year, a total of 729 training courses were conducted with an enrolment of over 55,000 from our entire staff.

The Group's business achievements in the past two years would not have been possible if not for the energy, creativity, loyalty and professionalism of our employees. People represent our most precious asset and are the driving force behind our growth. On behalf of the Management, I would like to take this opportunity to express my heart-felt gratitude to all of my colleagues.

Strategic Opportunity in China

China business is one of the key components of our long-term growth strategies and represents our competitive edge. During the year, we strengthened our Mainland business infrastructure and pressed ahead in exploring new business opportunities.

To facilitate the development of our business in the Mainland of China, we established the "China Business Committee" for decision-making and the "China Business Steering Committee" to provide operational guidance. The "Mainland Branches Business Department" was restructured to become "China Business Head Office" in November 2002. By strengthening our linkage and cooperation with BOC and its Mainland branches, we are trying to fully utilise the overall competitive advantage to successfully implement our "China Story". Twelve of our fourteen Mainland branches and sub-branches were granted official approval to offer comprehensive foreign currency services. In tandem, five of our Mainland branches and sub-branches became eligible to conduct Renminbi business with foreign individuals and foreign funded enterprises.


首創人民幣提款服務
中国银行(香港)
BANK OF CHINA

The unique position we hold in the Mainland of China has been wholly reflected in our credit card business. In 2002, we more than doubled the number of cards issued and cardholder spending for Great Wall International Card, which was designed specifically for Mainland customers. Moreover, Great Wall Renminbi Card, the first Renminbi credit card introduced to Hong Kong consumers for use in the Mainland, grew by more than 3 times in terms of the number of cards issued. We maintained our leading position in the merchant acquiring business in the Mainland, witnessing a 19.8% growth in transaction value as compared with the previous year.

In 2002, we were mandated as the Hong Kong dollar cheque bilateral clearing agency for both Guangdong Province and Shenzhen. We were also designated to act as the Hong Kong agent in developing the Shenzhen-Hong Kong Real Time Gross Settlement System, which provides a real time, safe and low cost electronic means of cross-border fund settlement between banks in Shenzhen and Hong Kong.



To leverage our strengths in the Mainland of China, we signed a number of business cooperation agreements with our parent BOC and its Mainland branches, extending the scope of our mutual business and better serving our customers. For example, a pilot service of "Remittance Express between Hong Kong and the Mainland" was jointly launched by BOCHK and 77 BOC branches in a number of Mainland cities. We cooperated with BOC Shenzhen Branch to initiate the "Automated Fund Transfer Service". A "Prestige Customer Referral Programme between Hong Kong and Shanghai" was introduced together with BOC Shanghai Branch. Thus, we are gradually benefiting from the cooperation between the Group and BOC, in capturing mutually rewarding business opportunities.

Towards New Goals In A New Horizon

Going forward, we will not underestimate the challenges of the current operating environment. There remains external uncertainty because of deteriorating US-Iraq relations while internally we continue to be affected by the difficult process of economic restructuring. Given these, the pace of recovery is expected to be only moderate, with uneven growth across business sectors. A mixed economic performance, with a strong external sector but weak domestic demand, is likely to continue for quite some time. We, therefore, do not expect the banking industry to benefit immediately from any economic recovery.

We put forward the following five medium-term strategic goals during our IPO in July 2002:

- Foster cross-selling efforts and explore high value-added products by leveraging our extensive distribution network and brand franchise to enhance revenue.
- Improve risk management and asset quality.
- Realise synergies generated by the Restructuring and Merger to improve operational efficiencies.
- Strengthen asset and liability management to increase capital efficiency and return-on-equity.
- Fully utilise our cooperative efforts with BOC and our unique advantages in the Mainland market to further expand our China business.

During the year, we took our first steps towards these goals, seeing initial results. With greater effort put forth in these areas, we shall seek greater achievements.

Restructuring, merger, and then listing marked new developments in the history of the Group. We are making every endeavour to implement the new concepts, new mechanisms and new corporate culture post-restructuring. Our compliance to regulations as a major locally listed financial institution will further enhance corporate governance, increase transparency, drive business development and improve operational efficiency. With all these, we are geared towards maximising shareholder value, providing quality service to our customers, and fulfilling our responsibility as a good corporate citizen.



LIU Jinbao
Hong Kong, 20 March 2003


| Prudent Financial Management |

FINANCIAL REVIEW

Financial Performance

Profit and Loss Account

HK$'m	2002	2001
Operating profit before provisions	**12,089**	13,162
Operating profit after provisions	**9,234**	5,750
Profit before taxation	**8,068**	3,733
Profit attributable to shareholders	**6,673**	2,768
Earnings per share (HK$ cents)	**63.11**	26.18
Return on average total assets	**0.91%**	0.36%
Return on average shareholders' funds	**12.23%**	7.31%

Attributable profit of the Group increased from HK$2,768 million in 2001 to HK$6,673 million in 2002. Operating profit before provisions decreased by HK$1,073 million, or 8.2%, to HK$12,089 million. Earnings per share of HK$63.11 cents was 141.1% higher than in 2001. Return on average total assets increased by 0.55 percentage point to 0.91% while return on average shareholders' funds was 12.23%, an increase of 4.92 percentage points compared with 7.31% in 2001.

Net Interest Income

HK$'m	2002	2001
Net interest income	**13,942**	14,987
Average interest-earning assets	**702,784**	768,525
Net interest spread	**1.85%**	1.67%
Net interest margin	**1.98%**	1.95%

Net interest income fell by HK$1,045 million, or 7.0%, to HK$13,942 million.

Net interest spread improved by 18 basis points to 1.85%, but this effect on net interest income was offset by a reduction of 15 basis points in the contribution from net free funds, leading to a 3 basis points increase in net interest margin to 1.98%. The improvement in spread was the result of various asset and liability management initiatives including a significant reduction in inter-bank funding arrangements with BOC, increase in holding of debt securities, and cost savings through adjusting the pricing structure of deposits. Other factors contributing to the improvement of net interest spread were the increase in demand deposits, current accounts and savings deposits, and a reduction in the level of NPLs.

The improvement in general was partly offset by rate reductions on lending products due to increased competition in residential mortgages, subdued corporate loan demand, and the Group's strategy in adjusting the loan portfolio.

Other Operating Income

HK$'m	2002	2001
Other operating income	**4,172**	4,022
Net fees and commission income	**2,948**	2,696
Net gain from foreign exchange activities	**824**	816
Gross rental income from investment properties	**279**	257
Net (loss)/gain from other investments in securities	**(61)**	108

Other operating income increased by HK$150 million, or 3.7%, to HK$4,172 million, representing 23.03% of total operating income against 21.16% in 2001.

Net fees and commission income amounted to HK$2,948 million, an increase of 9.3% compared with 2001. Key factors leading to the improvement included increase in wealth management income, increase in payment service fee income, strong growth in loan syndications, introduction of a levy on low-balance Hong Kong dollar savings accounts and a reduction in fees and commission expenses.

Increase in wealth management income was mainly due to commissions earned from sale of HK$5.2 billion of investment funds. The increase in the number of credit cards issued and merchant acquiring business also contributed to the increase in net fees and commission income.

The improvement was offset by a 16.2% reduction in net commissions earned from stock brokerage owing to lower trading volumes in the market. Bills commission income also fell by 13.3% in 2002 but the trade finance business has shown signs of improvement in the second half of 2002.

The decrease in fees and commission expenses was mainly attributable to the reduction of cash rebates for residential mortgage loans charged to the profit and loss account due to a change in the amortisation method.

Net loss from other investments in securities consisted of HK$145 million marked-to-market loss on debt securities as a result of a widening of the credit spread.

Operating Expenses

HK$'m	2002	2001
Operating expenses	**6,025**	5,847
Staff costs	**3,578**	3,796
Premises and equipment expenses excluding depreciation	**803**	892
Depreciation on owned fixed assets	**632**	460
Other operating expenses	**994**	676

Operating expenses increased by HK$178 million, or 3.0%, to HK$6,025 million.

Staff costs decreased by HK$218 million, or 5.7%, to HK$3,578 million due to a reduction in headcount as part of our rationalisation initiatives. As a result of the decrease in rental expenses and savings from consolidation of business operations, premises and equipment expenses decreased by HK$89 million, or 10.0%, to HK$803 million. Depreciation charges increased by HK$172 million, or 37.4%, to HK$632 million mainly due to the effect of recognising properties on the basis of market valuation at the time of the Restructuring and Merger. Increase in other operating expenses of HK$318 million, or 47.0%, to HK$994 million was due to write-offs of certain aged receivables, increase in professional fees, directors' and bank-wide indemnity insurance, and expenses relating to the expansion of credit card business. The cost to income ratio increased by 2.5 percentage points to 33.26% in 2002.

Charge for Bad and Doubtful Debts

HK$'m	2002	2001
Specific provisions		
– new provisions	**4,519**	10,649
– releases	**(582)**	(645)
– recoveries	**(904)**	(530)
	3,033	9,474
General provisions	**(178)**	(2,062)
Net charge for bad and doubtful debts	**2,855**	7,412

Net charge for bad and doubtful debts decreased by HK$4,557 million, or 61.5%, to HK$2,855 million. The net charge to average advances to customers fell from 2.2% in 2001 to 0.9% in 2002. New specific provisions decreased by HK$6,130 million, or

57.6%, to HK$4,519 million as a result of improved credit risk management, while more efficient debt collection and recovery process increased recoveries from HK$530 million in 2001 to HK$904 million in 2002.

Bad debt charge for credit card business increased by HK$189 million, or 92.0%, to HK$395 million, largely due to the high levels of personal bankruptcies experienced in Hong Kong. The charge-off ratio for credit cards was 12.33% for the year ended 31 December 2002.

Net Loss from Revaluation of Fixed Assets

In order to reflect the impact of the downward property value trends in Hong Kong since the previous revaluation performed in April 2002, all investment properties and certain premises were revalued by Chesterton Petty Limited, an independent valuer, at 31 December 2002. The revaluation of premises resulted in an increase in the Group's premises revaluation reserve by HK$46 million and a charge to the profit and loss account by HK$771 million in 2002. The revaluation of investment properties resulted in a loss that was first applied against in the Group's investment properties revaluation reserve of HK$13 million and the remaining amount of HK$206 million was charged to the profit and loss account in 2002.

Financial Position

Balance Sheet

HK$'m	2002	2001
Total assets	**735,489**	766,140
Inter-bank placements and short-term funds	**178,526**	254,877
Securities investments	**190,232**	145,586
Advances to customers	**321,034**	323,038
Fixed assets	**20,212**	21,049
Total liabilities	**677,434**	712,904
Deposits from customers	**600,977**	606,428
Certificates of deposit issued	**–**	5,000

Total assets decreased by HK$30,651 million, or 4.0%, to HK$735,489 million at 31 December 2002.

Inter-bank placements and short-term funds, decreased by HK$76,351 million, or 30.0%, to HK$178,526 million at 31 December 2002. After the Restructuring and Merger, BOCHK has, as a locally incorporated entity, developed a new set of liquidity management policies and mechanisms to address the Group's needs and the requirements of the HKMA. Consequently, inter-bank placement of HK$54,635 million with BOC was withdrawn. Moreover, in accordance with our asset and liability management, inter-bank placements and short-term funds were reduced and redeployed into higher yielding debt securities.

Securities investments increased by HK$44,646 million, or 30.7%, to HK$190,232 million at 31 December 2002. Approximately 83% of the securities holdings were denominated in US dollar and Hong Kong dollar compared with 87% at 31 December 2001. Approximately 99% of securities holdings were investment grade securities rated by international recognised rating agencies.

Advances to customers decreased by HK$2,004 million, or 0.6%, to HK$321,034 million at 31 December 2002. On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to BOC Cayman without recourse. Excluding the loan sale, advances to customers grew by HK$9,437 million or 3.0%. This growth reflected the Group's efforts in increasing syndicated lending and residential mortgage lending. During the year, syndicated lending and residential mortgage loans grew by 5.5% and 4.0% respectively.

Outside Hong Kong and Mainland China, and after taking into account of transfer risk, advances to customers increased by HK$7,322 million, or 169%, to HK$11,654 million at 31 December 2002.

Fixed assets decreased by HK$837 million, or 4.0%, to HK$20,212 million at 31 December 2002. The fall was due to disposals of premises of HK$572 million, deficits on revaluation of premises and investment properties of HK$944 million and an increase in depreciation charges but was partly offset by acquisitions of premises and investment properties, totalling HK$912 million. Large disposals of premises during the year included en-bloc properties such as China State Bank Building, Hua Chiao Commercial Bank Building and Yien Yieh Bank Building.

Total liabilities decreased by HK$35,470 million, or 5.0%, to HK$677,434 million at 31 December 2002. The decline was mainly due to the withdrawal of inter-bank fund of HK$41,000 million by BOC.

Deposits from customers decreased by HK$5,451 million, or 0.9%, to HK$600,977 million at 31 December 2002. Demand deposits and current accounts grew by 15.2%, and savings accounts increased by 10.9%. This was offset by a 7.0% decline in time, call and notice deposits. This reflected customers' preference for liquidity in the low interest rate environment. During the year, the Group adjusted the pricing structure of deposits and put in place low-balance service charges. These measures were effective in controlling our funding costs.

As a result, the loans to deposits ratio increased by 0.15 percentage point to 53.42%.

Liquidity and Capital Management

HK$'m	**2002**	2001
Shareholders' funds	**56,941**	52,170
Capital adequacy ratio	**13.99%**	14.38%
Average liquidity ratio	**41.17%**	39.88%

Shareholders' funds increased by HK$4,771 million, or 9.1%, to HK$56,941 million at 31 December 2002.

The Group's consolidated capital adequacy ratio decreased by 0.39 percentage point to 13.99%. The capital base recorded a growth of 2.5% while risk-weighted assets rose by 5.3%. The increase in the capital base was a result of increase in retained profits, partly offset by the special dividend paid during the year. The increase in risk-weighted assets was mainly attributable to an increase in contingent liabilities and commitments.

The Group maintained a strong liquidity position, with the average liquidity ratio of 41.17%, compared with 39.88% in 2001.

Asset Quality

HK$'m	**2002**	2001
Non-performing loans	**25,659**	35,512
As a percentage to total loans	**7.99%**	10.99%
Specific provisions coverage ratio	**33.66%**	29.07%
Loan loss reserve ratio	**58.51%**	48.19%

During the year, the Group has achieved significant improvements in asset quality. NPLs decreased substantially by HK$9,853 million, or 27.7%, to HK$25,659 million at 31 December 2002. As a result, the ratio of NPLs to total loans reduced to 7.99% at 31 December 2002 from 10.99% at 31 December 2001. Classified loans to total loans also improved from 11.5% at 31 December 2001 to 8.0% at 31 December 2002.

The improvement was attributed to enhanced credit risk management that helped reduce new NPLs, more proactive recovery efforts in cash collection and collateral disposals, write-offs and the loan sale. During the year, the Group collected HK$9,545 million of classified loans.

The Group has implemented a prudent and conservative policy in assessing the adequacy of provisions for bad and doubtful debts, in accordance with the guidelines set by the HKMA. During the year, the Group also increased the discount rates of collaterals such as industrial property, commercial property, land and shop to more conservative levels.

Specific provisions coverage ratio for NPLs improved from 29.07% to 33.66% at 31 December 2002 and loan loss reserve ratio improved from 48.19% to 58.51% at 31 December 2002. Specific provisions and collateral coverage for classified loans also increased from 85.62% to 90.08% at 31 December 2002.

| Customer-centric |

OPERATIONS REVIEW


月供股票計劃
股權證

2002 was a year characterised by reform and growth for the Group. To realise potential synergies and enhance shareholder value, we continued to improve our business models, operational strategies, and technological development.

2002 was a year characterised by reform and growth for the Group. We became the second largest banking group in Hong Kong, consolidating our customer base, distribution network and operations following the Restructuring and Merger. Operating in a tough environment, we strove to explore new business opportunities. To realise potential synergies and enhance shareholder value, we continued to improve our business models, operational strategies, and technological development.

Retail Banking

Branch Rationalisation

Our branch rationalisation plan has been implemented with a view to optimising customer service and cost efficiency. In 2002, we reduced the number of branches in Hong Kong to 319, compared with 350 branches of a year ago. The fostering of a new marketing culture is expected to drive future business growth. According to our Model Branches Pilot Programme, all branches will be reorganised into five groupings, namely Full Service Branches, Investment Centres, Personal Financial Service Centres, Self Service Banking Centres and VIP Branches, within a hub-and-spoke framework. The design of this programme was scheduled to complete in early 2003 with operations to be commenced by the end of the same year.

Our self service banking network was expanded to convenient locations in Hong Kong, providing more quality services to our customers. The number of ATMs in Hong Kong increased to 435 as at 31 December 2002. In addition, our customers can access to Renminbi withdrawal service at more than 1,600 conveniently located ATMs across nine provinces, covering over fifty cities in the Mainland of China. Hong Kong dollar withdrawal service is also available at designated ATMs in Guangdong Province.

Residential Mortgage

The Group remained one of the leading residential mortgage lenders in the local market, accounting for approximately 17%[1] of gross new loans made in 2002. During the year, we pioneered a number of new mortgage products and expanded the scope of services offered to our customers, with the inclusion of Servicing of Second Mortgage Loan, Mortgage with Deferred Repayment and Mortgage with Fixed Rates. At the end of this year, our residential mortgage loans[2] in Hong Kong rose by 4.0% as compared with last year.

Wealth Management

We capitalised on the growth potential in wealth management throughout the year. Emphasis was placed on product development, with the addition of guaranteed funds, retail bonds, Equity Linked Deposit and Monthly Stocks Savings Plan to our range of financial products.

The sale of retail bonds and guaranteed funds amounted to over HK$8,000 million in 2002, a reflection of our strong franchise and extensive distribution network. The launch of the BOCHK BOCI-Prudential AUD Australia Growth Guaranteed Fund, the first non-US dollar denominated guaranteed fund in Hong Kong and for which we were the sole authorised agent, was well received by the market.

In June 2002, we introduced the Equity Linked Deposits, providing customers with an alternative to pure fixed deposits by linking deposit returns to the performance of a specific stock listed in Hong Kong. Since its inception, the product has received positive response in a low interest environment.

Our Currency Option Deposits entered the spotlight again in 2002, doubling its transaction volume as compared with the previous year.

During the year, we established a team of professional financial consultants to capitalise on potential growth in the wealth management business and provide dedicated service to privileged customers. Our Call Centre has started to offer 24-hour customer service since October 2002.

Credit Card

Our credit card business continued to grow in 2002. As at 31 December 2002, both the number of cards issued and cardholder spending recorded double-digit growth compared with the previous year. Total card receivables grew by 3.8% in 2002, exceeding the negative market average.

1 *The Group's market share of gross new loans made for 2002 is computed as the percentage of total gross new loans made by the Group to total gross new loans made by authorised institutions in Hong Kong (in accordance with the HKMA's Residential Mortgage Survey) for the year ended 31 December 2002.*

2 *For loans used in Hong Kong, residential mortgage loans excluded the mortgage loans under the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme.*



In a fast-changing market environment, our commitment to exploring new areas of service remained. This was illustrated by the launch of our "y not" credit card in 2002, which has been tailored to the needs of today's women and won popular support from this important segment.

Great Wall International Card, one of our core products, registered a 104.7% and a 107.2% growth, respectively, in the number of cards issued and cardholder spending compared with the previous year. This card is particularly well suited for the Mainland of China customers who frequently travel and conduct transactions outside the country. Another growing customer segment is frequent travellers between Hong Kong and the Mainland. Our Great Wall Renminbi Card appeals to these customers and has been popular since its introduction in Hong Kong in 2000. It was the first Renminbi credit card for transactions and settlement in the market, and the number of cards issued grew by more than 3 times during the year.

Merchant acquiring business is another important part of our strategy. In Hong Kong, the business achieved a 3.4% growth by transaction value in 2002. We remained the leader in the merchant acquiring market in the Mainland of China, where we experienced a 19.8% growth by transaction value in the year.

Our achievement in the credit card business was widely recognised by our industry peers amidst fierce market competition. BOC-CC won a number of awards presented by the VISA International, including the Gold Prize of "2001-2002 Largest Card Sales Volume Growth in Hong Kong", Bronze Prize of "The Highest Merchant Sales Volume in Hong Kong", "Best Issuer Fraud Control in Hong Kong" and "Verified By VISA Achievement Award – Hong Kong/ Macau". We also received "The Highest Market Share in 2002 for Commercial Card Spending in Hong Kong" by the MasterCard International.

In 2002, a stagnant economic environment and soaring personal bankruptcy cases in Hong Kong continued to affect the charge-off performance of the card industry. Our credit card charge-off ratio stood at 12.33% as at 31 December 2002, which was lower than the industry average. We will closely review and adjust our credit policies to ensure asset quality.

Corporate Banking

Syndicated Lending

Leveraging our strong customer base, we have been acting as lead arrangers in loan syndications, an important step up from the participant roles which we held previously. This has led to the growth in our syndicated loans and an improved non-interest income. In 2002, we were ranked by *Basis Point* as one of the top lead arrangers of syndicated loans in Hong Kong, in terms of the number of deals made and the funds raised.

SME Lending and Trade Finance

We provide specialised services to small and medium-sized enterprises. For example, we participated in the SME Business Installations and Equipment Loan Guarantee Scheme, which is partially guaranteed by the HKSAR Government.

We strengthened our trade finance service with the introduction of a new factoring service to corporate customers.

Cash Management

We introduced bond trading services to corporate customers in August 2002. As a result of our focused efforts in developing corporate bond underwriting business, we successfully underwrote several large debt issuances for large corporations and financial institutions this year.



Financial Institution Services

During the year, the Group strengthened its relationships with local and international financial institutions in many aspects. A dedicated team was set up to serve the needs of non-banking financial institutions. We organised a series of seminars in Hong Kong and the Mainland of China to encourage interaction, which led to the establishment of new business connections with a number of our Mainland counterparts.

Treasury Operations

With consolidated customer base and distribution network after the merger, we took a new strategic direction in our treasury operations. A dedicated team was set up to serve key customers, who require more sophisticated products and services. On the technology front, a customer-driven treasury platform was developed. The result of our new strategy was a notable increase in the number of treasury customers. Our efforts to expand products and services for customers in the Mainland of China bore fruit in the form of increasing deposits from Mainland financial institutions.

In anticipation of increased demand for funds by large corporations, we participated actively in the primary market. We also assumed the role of market maker for debts issued by Hong Kong Mortgage Corporation Limited, Hong Kong Airport Authority and Mass Transit Railway Corporation Limited.

Mainland Branches and China Related Business

Mainland China-related business is one of the driving forces behind our future growth.

Mainland Branches

Our branch network in the Mainland of China consists of fourteen branches and sub-branches in major cities, including Beijing, Shanghai, Dalian, Qingdao, Fuzhou, Xiamen, Guangzhou, Shantou, Shenzhen and Haikou. Twelve branches and sub-branches have obtained official permission to offer foreign currency banking services to all categories of customers, comprising local individuals and domestically funded enterprises, throughout the Mainland. Five branches are eligible to conduct Renminbi business on a limited scope, to foreign individuals and foreign funded enterprises.

Anticipating an increase in business from the Mainland, we restructured our "Mainland Branches Department" into "China Business Head Office" in November 2002. In so doing, we believe we can better serve our customers on both sides of the border and fully take advantage of business opportunities in the Mainland.

During the year, we targeted to offer Mainland mortgage services at any branches (of BOCHK or BOC), in any currency (RMB or HKD) so that customers can make payments anywhere (in Hong Kong or the Mainland). In 2002, we worked with BOC Shenzhen Branch to launch an Automated Fund Transfer Service for Hong Kong residents who have purchased properties in the Mainland. This service enables our customers to remit payments directly from their designated accounts with the Group in Hong Kong to our Mainland branches or BOC branches. This year, we were designated as the mortgage lending bank for several quality residential property developments located in Guangdong Province. Besides, we offered a new title document collection service to customers who have purchased properties in Guangdong Province, allowing them to collect title documents in Hong Kong upon full repayment of their mortgage loans.

In August 2002, we launched a new corporate finance product, Advance Against Export Tax Rebate, in compliance with China's Export Tax Rebate Policy. This helps our corporate customers alleviate short-term liquidity pressure caused by delays in the reimbursement of tax rebates from exports.

Clearing and Settlement Services

The cost control and efficiency of our clearing and settlement services were enhanced by several cross-border developments. We signed business agreements with the State Administration of Foreign Exchange Shenzhen Branch and Guangdong Province Branch in May and June 2002 respectively. We also entered service agreements with Shenzhen Financial Electronic Settlement Centre and Guangzhou Electronic Banking Settlement Centre. These agreements provided us with a mandate to act as a two-way clearing agent (previously being a one-way agent) for Hong Kong dollar cheques, covering Guangdong Province and Shenzhen, leading to the development of related business.

In June 2002, we were appointed as an agent bank in Hong Kong for the Shenzhen-Hong Kong Real Time Gross Settlement System. The successful launch of the RTGS in December 2002 was a new achievement in the provision of Hong Kong dollar settlement services between Hong Kong and the Mainland of China. It provides a real-time, secure and low cost electronic means for cross-border funds settlement between Shenzhen and Hong Kong.

Collaboration with BOC

We continued to pursue business growth in the Mainland in collaboration with BOC.

In 2002, we signed a business cooperation memorandum with BOC Shanghai Branch. It was expected that this would lead to an expansion of our wealth management business. Specific initiatives included a prestige customer referral programme that helped provide our wealth management services to the privileged customers in Shanghai.

We entered into a trade services agreement with BOC in October 2002 that would increase our cooperation in certain trade finance services. Also, the signing of a delivery and purchase of foreign bank notes agreement with BOC facilitated the rollout of related services to the market.

The Group derives a unique advantage from maintaining a close relationship with BOC, especially as the economies of Hong Kong and the Mainland become further intertwined. We are able to provide cross-border financial services that are comprehensive in both the depth and the breadth. We believe that our cooperation with BOC is complementary and mutually beneficial.


中国銀行(香港)
BANK OF CHINA (HONG KONG)
Bank of China (Hong Kong) paves your way to the Mainland of China

Information Technology

Information technology is the backbone of our business operations. An Information Technology Committee was thus established to oversee IT development plans. We also formulated an Information Technology Development Blueprint that will support our business development well into the future.

During the year, we initiated a number of key projects and made substantial progress in system enhancements, including:

- An advanced Customer Relationship Management System has been started to facilitate cross-selling efficiency and strengthen our product development capabilities, and will be functional in stages over the next few years.
- An Enterprise Data Warehouse was in the course of being set up to improve the efficiency of related systems.
- Formulating IT Reform Blueprint for our Mainland branches.
- Accomplishment of internet banking development.

Back-office Operations

Back-office operations provide essential support to our business activities. Through the streamlining of workflow and systems upgrades, we have enhanced operational efficiency as well.

During the year, we worked towards establishing a diversified financial product settlement platform. We strove to achieve optimal operation levels in our computer networks. An Electronic Reporting System was developed to minimise the expense of report printing.

To enhance the efficiency of credit approval and loan processing, a Credit Workflow Management System will be introduced in phases in 2003.

Plans are already underway to set up a platform for a Document Imaging System and implement the Information Processing Centralisation Project in order to enhance the automation of data collection and processing. This will help enhance the overall operation efficiency.

Staff Numbers

As at the end of December 2002, the total number of employees of the Group, including all the subsidiary companies, reached 13,439, a reduction of 284 staff over the same period of last year. The total number of employees of BOCHK, Nanyang, Chiyu and BOC-CC was 13,191, a decline of 237 staff year-on-year.

CORPORATE INFORMATION

Board of Directors

Chairman	LIU Mingkang
Vice Chairmen	SUN Changji
	LIU Jinbao
Directors	PING Yue
	HUA Qingshan
	LI Zaohang
	HE Guangbei
	ZHOU Zaiqun
	ZHANG Yanling
	CHIA Pei-Yuan*
	FUNG Victor Kwok King*
	SHAN Weijian*
	TUNG Chee Chen*

** Independent Non-executive Directors*

Senior Advisor	NEOH Anthony Francis

Senior Management

Chief Executive	LIU Jinbao
Deputy Chief Executives	ZHU Chi
	DING Yansheng
	OR Man Ah
	LAM Yim Nam
Chief Financial Officer	LAW Man Wah
Chief Risk Officer	MAO Xiaowei
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADSs Depositary Bank

Citibank, N.A.
111 Wall Street
New York, NY 10005
United States of America

Website

www.bochkholdings.com



With Vision

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS



Mr. LIU Mingkang, Chairman

Aged 56, is the Chairman of the Board of Directors of both the Company and BOCHK. Mr. Liu has been the Chairman and President of BOC since February 2000. He is also a Director of BOC (BVI) and BOCHKG. Mr. Liu is the Chairman of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Mr. Liu has over 20 years' experience in the banking industry. Mr. Liu is the Chairman of the Board of Directors of BOCI and he is a Vice Chairman of The Institute of International Finance, Inc., a global association of financial institutions. Mr. Liu was the Chairman of the Board of Directors of China Everbright Holdings Company Limited from July 1999 to June 2000. Mr. Liu was a Vice Governor of the People's Bank of China and a Vice Chairman of its Monetary Policy Committee from April 1998 to July 1999. Mr. Liu served as a Vice Governor of the State Development Bank of China from January 1994 to April 1998. Mr. Liu held various positions with BOC between 1979 to 1993. He was a Vice Governor and Secretary-General of the Fujian Provincial Government from 1993 to 1994. Mr. Liu obtained a master's degree in business administration and an honorary doctorate degree in science from City University of London in 1987 and 2000, respectively.



Mr. SUN Changji, Vice Chairman

Aged 60, is a Vice Chairman of the Board of Directors of both the Company and BOCHK. Mr. Sun has been a Vice Chairman of the Board of Directors of BOC since November 2000 and an Executive Vice President of BOC since January 1999. Mr. Sun is also a Director of BOC (BVI) and BOCHKG. Mr. Sun is the Chairman of the Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Sun is a senior engineer. Mr. Sun was concurrently the President of the Orient Asset Management Corporation from September 1999 to August 2001. Mr. Sun was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from April 1998 to January 1999 and a Vice Minister of the Ministry of Machinery Industry of the PRC from April 1993 to April 1998. Mr. Sun was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.



Dr. LIU Jinbao, Vice Chairman and Chief Executive

Aged 50, is a Vice Chairman and the Chief Executive of both the Company and BOCHK with overall responsibility for the business and operations of BOCHK. Dr. Liu is also the Chairman of the Board of Directors of Nanyang. Dr. Liu has been a Director of BOC since March 1996 and a Vice Chairman of the Board of Directors of BOC since December 1998. Dr. Liu is a member of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Dr. Liu has 27 years' experience in the banking industry. Dr. Liu started his career with BOC in August 1976. In 1994, Dr. Liu became the General Manager of BOC, Shanghai Branch. Dr. Liu was appointed the Senior Deputy Chief Executive of BOC Hong Kong-Macau Regional Office in August 1997 and later Chief Executive in February 1999. Since August 1997, Dr. Liu has been the General Manager of BOC, Hong Kong Branch. Dr. Liu is a Non-executive Director of, among other companies, Hong Kong Exchanges and Clearing Ltd., Hong Kong Interbank Clearing Ltd., Hong Kong Note Printing Ltd. and Shanghai Commercial Bank Ltd. Dr. Liu is a member of the Exchange Fund Advisory Committee, Land Fund Advisory Committee and Commission on Strategic Development under HKSAR Government. Dr. Liu is the designated representative of BOCHK to the Committee of Hong Kong Association of Banks and presided as Chairman in 1999 and 2002. Dr. Liu is also the Chairman of Hong Kong Chinese Enterprises Association. Dr. Liu graduated with a bachelor's degree from the University of International Business and Economics in Beijing in 1976 and obtained a PhD degree from Shanghai Academy of Social Sciences in 1999.



Mr. PING Yue, Non-executive Director

Aged 60, is a Non-executive Director of both the Company and BOCHK. Mr. Ping is also a Managing Director of BOC, a position he has held since 1995. Mr. Ping is a member of the Audit Committee of the Board of Directors of both the Company and BOCHK. Mr. Ping is a senior economist and has over 18 years' experience in the banking industry. Mr. Ping graduated from Lanzhou University in 1966 with a bachelor's degree.



Mr. HUA Qingshan, Non-executive Director

Aged 50, is a Non-executive Director of both the Company and BOCHK. Mr. Hua is also an Executive Vice President of BOC. Mr. Hua is a member of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Mr. Hua is also the Chairman of the Board of Directors of BOC-CC. Mr. Hua was an Executive Assistant President of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 with a bachelor's degree and obtained a master's degree from Hunan University in 1996.



Mr. LI Zaohang, Non-executive Director

Aged 47, is a Non-executive Director of both the Company and BOCHK. Mr. Li is also an Executive Vice President of BOC. Mr. Li is a member of the Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Li is also the Chairman of the Board of Directors of BOC Investment. Mr. Li has over 20 years' experience in the banking industry. Mr. Li was the General Manager and an Executive Vice President of the China Construction Bank from August 1990 to November 2000. Mr. Li graduated from the Nanjing Institute of Meteorology in 1978 with a bachelor's degree.



Mr. HE Guangbei, Non-executive Director

Aged 48, is a Non-executive Director of both the Company and BOCHK. Mr. He is also an Executive Vice President of BOC. Mr. He is a member of the Audit Committee of the Board of Directors of both the Company and BOCHK. Mr. He is also the Chairman of the Board of Directors of Chiyu and a Director of BOCI. Mr. He has over 20 years' experience in the banking industry. Mr. He was an Executive Assistant President of BOC from November 1998 to November 2000. Mr. He was the General Manager of the Treasury Department of BOC from January 1996 to November 1998. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas in 1985.



Mr. ZHOU Zaiqun, Non-executive Director

Aged 50, is a Non-executive Director of both the Company and BOCHK. Mr. Zhou is also an Executive Vice President of BOC. Mr. Zhou is a member of the Audit Committee of the Board of Directors of both the Company and BOCHK. Mr. Zhou has over 20 years' experience in the banking industry. Mr. Zhou was the General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from December 1999 to November 2000. Mr. Zhou was the General Manager of the Planning and Financial Department of ICBC from January 1997 to December 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.



Ms. ZHANG Yanling, Non-executive Director

Aged 51, is a Non-executive Director of both the Company and BOCHK. Ms. Zhang is also an Executive Vice President of BOC. Ms. Zhang is a member of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Ms. Zhang has over 20 years' experience in the banking industry. Ms. Zhang was the General Manager of BOC, Milan Branch from March 2000 to October 2000. Ms. Zhang was the General Manager of the Banking Department of BOC from April 1997 to March 2000. Ms. Zhang graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.



Mr. CHIA Pei-Yuan, Independent Non-executive Director

Aged 64, is an Independent Non-executive Director of both the Company and BOCHK. Mr. Chia is a member of the Audit Committee and Risk Management Committee of the Board of Directors of both the Company and BOCHK. Mr. Chia was a Vice Chairman and a Director of Citicorp and Citibank until his retirement in 1996. Mr. Chia is an Independent Non-executive Director of American International Group, Inc. and Baxter International Inc., and a trustee of the Mt. Sinai-NYU Medical Centre. Mr. Chia served on the Wharton Graduate Executive Board of the University of Pennsylvania and is a senior fellow at the University of Pennsylvania's SEI Centre for Advanced Studies in Management. Mr. Chia was also a Director of CNH Global NV. Mr. Chia obtained a bachelor's degree in economics from Tunghai University in Taiwan in 1961 and a master's degree in business administration from the Wharton Graduate School of the University of Pennsylvania in 1965.



Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 57, is an Independent Non-executive Director of both the Company and BOCHK. Dr. Fung is a member of the Audit Committee and Remuneration Committee of the Board of Directors of both the Company and BOCHK. Dr. Fung is Chairman of the Li & Fung Group of Companies, the Hong Kong Airport Authority and the Hong Kong University Council. He is an Independent Non-executive Director of PCCW Ltd., Kerry Properties Ltd., Orient Overseas (International) Ltd., Sun Hung Kai Properties Ltd., Dao Heng Bank Group Ltd. and DBS Kwong On Bank Ltd. Dr. Fung obtained a bachelor's degree and a master's degree in electrical engineering from the Massachusetts Institute of Technology and a doctorate degree in business economics from Harvard University.



Mr. SHAN Weijian, Independent Non-executive Director

Aged 49, is an Independent Non-executive Director of both the Company and BOCHK. Mr. Shan is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Shan is a Managing Director of Newbridge Capital Ltd. Mr. Shan is a Director of a number of companies, including Korea First Bank, Baoshan Iron & Steel Co. Ltd. and TCC International Holdings Ltd. Mr. Shan was a Managing Director of J.P. Morgan, a professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. Mr. Shan obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987, respectively.



Mr. TUNG Chee Chen, Independent Non-executive Director

Aged 60, is an Independent Non-executive Director of both the Company and BOCHK. Mr. Tung is a member of the Audit Committee and Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Tung is the Chairman and the Chief Executive Officer of Orient Overseas (International) Ltd. He was the Chairman of the Hong Kong Shipowners' Association from 1993 to 1995 and the Chairman of the Hong Kong General Chamber of Commerce from 1999 to 2001. Mr. Tung is an Independent Non-executive Director of a number of companies, including Zhejiang Expressway Co. Ltd., PetroChina Co. Ltd., Chekiang First Bank Ltd., Global China Group and Cathay Pacific Airways Ltd. He is a member of the Hong Kong Port and Maritime Board. Mr. Tung is also Chairman of the Hong Kong-America Centre, the Institute for Shipboard Education Foundation, the Chairman of the Court and a member of the Council of The Hong Kong Polytechnic University, a member of the Board of Trustees of the University of Pittsburgh and the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

SENIOR ADVISOR TO THE BOARD OF DIRECTORS



Mr. NEOH Anthony Francis, Senior Advisor

Aged 56, is the Senior Advisor to the Board of Directors of both the Company and BOCHK which is a non-executive position. Mr. Neoh has been the Chief Advisor to the China Securities Regulatory Commission since September 1998. Mr. Neoh was the Chairman of the Hong Kong Securities and Futures Commission from 1995 to 1998 and of the Technical Committee of the International Organisation of Securities Commissions from 1996 to 1998. From 1991 to 1994, Mr. Neoh was a member of the Hong Kong Stock Exchange Council and its Listing Committee. Mr. Neoh was appointed Queen's Counsel (now retitled Senior Counsel) in April 1990. Mr. Neoh was a Visiting Scholar at the Harvard Law School from 1990 to 1991 and for the Spring semester of the academic year 2001/2002, he was the Visiting Professor from Practice at the Harvard Law School.

OTHER SENIOR MANAGEMENT PERSONNEL



Mr. ZHU Chi, Deputy Chief Executive

Aged 48, is the Deputy Chief Executive responsible for the business planning and finance strategic business unit of the Group. Mr. Zhu has 20 years' experience in the banking industry, and was the General Manager of BOC, Macau Branch from June 1998 to April 2001 and the Deputy Chief Executive of BOC Hong Kong-Macau Regional Office from June 1998 to September 2001. Mr. Zhu was a Director of BOC from March 1996 for six consecutive years. Mr. Zhu held various positions with BOC between 1982 and 1998. In October 1992, Mr. Zhu became a Deputy General Manager of the Comprehensive Planning Department of BOC and was subsequently promoted to the General Manager of the Executive Office of BOC in March 1995. Mr. Zhu was appointed as a Director of The Community Chest of Hong Kong in August 2001. Mr. Zhu graduated from the Renmin University of China with a bachelor's degree in economics.



Mr. DING Yansheng, Deputy Chief Executive

Aged 49, is the Deputy Chief Executive responsible for the business support services strategic business unit of the Group and the General Manager of the Human Resources Department of BOCHK. Mr. Ding has eight years' experience in the banking industry. Mr. Ding was the General Manager of the Personnel Division of BOC Hong Kong-Macau Regional Office between April 2001 and September 2001. From March 1996 to April 2001, Mr. Ding acted as the Deputy General Manager and the General Manager of the Human Resources Department of BOC. Mr. Ding was a Director of BOCI from August 2000 to August 2001. Mr. Ding graduated from the Central University of Finance and Economics in Beijing with a bachelor's degree and later obtained a master's degree in business administration from the China Europe International Business School.



Mr. OR Man Ah, Deputy Chief Executive

Aged 53, is the Deputy Chief Executive responsible for the corporate banking and treasury strategic business unit of the Group and the General Manager of the Corporate Banking and Financial Institutions Department of BOCHK. Mr. Or has over 30 years' experience in the banking industry. Since February 2001, Mr. Or has been the First Deputy General Manager of BOC, Hong Kong Branch. From February 1988 to January 2001, Mr. Or was the Deputy General Manager of BOC, Hong Kong Branch. Mr. Or is an associate of The Hong Kong Institute of Bankers and The Institute of Financial Services in the United Kingdom. Mr. Or completed a higher certificate course in business studies at Hong Kong Polytechnic and obtained a master's degree in business administration from the University of Warwick, United Kingdom.



Mr. LAM Yim Nam, Deputy Chief Executive

Aged 50, is the Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and the General Manager of the Retail Banking Department of BOCHK. Mr. Lam has been appointed as a Non-executive Director of BOCI since January 2003. Mr. Lam has over 20 years' experience in the banking industry. From August 1989 to August 1998, Mr. Lam was the Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was the Deputy General Manager of BOC, Hong Kong Branch from November 1998 to December 1999, and the Acting General Manager of the National Commercial Bank, Hong Kong Branch from January 2000 to September 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.



Mr. LAW Man Wah, Chief Financial Officer

Aged 51, is the Chief Financial Officer of the Group and the General Manager of the Finance Department of BOCHK. Mr. Law has over 20 years' experience in the banking industry. Mr. Law is a Director of Nanyang and an Alternate Director of Shanghai Commercial Bank Ltd. From March 1992 to September 2001, he was the Deputy General Manager of Nanyang. Mr. Law graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration and obtained a master's degree in business administration from Brunel University, United Kingdom, a postgraduate diploma in banking and finance from the City Polytechnic of Hong Kong, a master of science degree in finance from the City University of Hong Kong, and a master of business (accounting) from Monash University, Australia. He is a member of the Institute of Certified Management Accountants, Australia, and the Hong Kong Computer Society.



Mr. MAO Xiaowei, Chief Risk Officer

Aged 50, is the Chief Risk Officer of the Group and the General Manager of the Risk Management Department of BOCHK. Mr. Mao is a member of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Mr. Mao has over 18 years' experience in the banking industry. Mr. Mao is a Director of both Nanyang and Chiyu. Mr. Mao was the General Manager of the Business Department of BOC Hong Kong-Macau Regional Office from March 1999 to September 2001. Mr. Mao was the Chairman of the restructuring office of the Bank of China Group in Hong Kong from January 2000 to September 2001. Mr. Mao has held a number of senior managerial positions within BOC since 1996. Mr. Mao was the General Manager of the Asset and Liability Management Department of BOC from June 1998 to March 1999 and was the General Manager of the Development and Planning Department of BOC from January 1996 to June 1998. Mr. Mao graduated from Beijing College of Economics where he majored in economics. Mr. Mao obtained a master's degree in economics from the Graduate School of the China Academy of Social Sciences.



Mr. YEUNG Jason Chi Wai, Company Secretary

Aged 48, is the Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the Company and BOCHK on 1 October 2001, Mr. Yeung was the General Counsel and a Director of China Everbright Ltd. and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung is a member of the Legal Committee of the Hong Kong General Chamber of Commerce. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.



Directors' Report

REPORT OF THE DIRECTORS

The directors are pleased to present their report together with the audited consolidated accounts of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together with the Company hereinafter referred to as the "Group") for the year ended 31 December 2002.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in note 40 to the accounts.

Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 66.

On 28 June 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per share (without taking into account the share consolidation on 10 July 2002) or HK$0.183 per share (after taking into account the said share consolidation) with respect to the period from 1 January 2002 to 18 June 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated from our operation.

The Board has recommended a final dividend of HK$0.215 per share, amounting to approximately HK$2,273 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 29 May 2003. If approved, the final dividend will be paid on Friday, 30 May 2003 to shareholders whose names appear on the Register of Members of the Company on Friday, 16 May 2003.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Friday, 2 May 2003 to Friday, 16 May 2003 (both days inclusive), during which period no transfers of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 30 April 2003.

Reserves

Details of the reserves of the Group are set out in note 33 to the accounts.

Donations

Charitable and other donations made by the Group during the year amounted to HK$5,625,000 (2001: HK$372,000).

Fixed Assets

Details of the movements in fixed assets of the Group are set out in note 26 to the accounts.

Share Capital

Details of the movements in share capital of the Company are set out in note 32 to the accounts.

Distributable Reserves

Distributable reserves of the Company at 31 December 2002, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$2,583 million (2001: Nil).

Four-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last four years commencing from 1 January 1999 (being the earliest year of the track record period for the purpose of listing of the Company on 25 July 2002) is set out on page 2.

Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the 2002 Share Option Scheme and the 2002 Sharesave Plan. In connection with its listing on the Stock Exchange, the Company has undertaken to the Stock Exchange that for a period of 6 months from its listing i.e. until 25 January 2003, the Company shall not, among other things, grant or offer or agree to grant options over any shares without the prior consent of the Stock Exchange. Accordingly, no options have been granted by the Company pursuant to the 2002 Share Option Scheme or the 2002 Sharesave Plan for the year ended 31 December 2002.

Share Options (continued)

The following is a summary of the 2002 Share Option Scheme and the 2002 Sharesave Plan disclosed in accordance with the Listing Rules:

	2002 Share Option Scheme	2002 Sharesave Plan
Purpose of the scheme	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the shareholders and the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants of the scheme	Subject to compliance with applicable laws, full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the 2002 Share Option Scheme.
Total number of shares available for issue under the scheme and percentage of issued share capital as at 31 December 2002	The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme, the 2002 Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as 2002 Share Option Scheme.
Maximum entitlement of each participant under the scheme	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the 2002 Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the 2002 Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary.
The period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The 30-day period (excluding the anniversary days) immediately after the 1st and 2nd anniversary days from the date of grant or such other date as determined by the Board, or the 30-day period immediately after the 3rd anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
The minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) The amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) The period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
The basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as 2002 Share Option Scheme.
The remaining life of the scheme	The 2002 Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The 2002 Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the 2002 Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' and Chief Executive's Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Directors

The present directors of the Company are set out on page 29:

All directors were appointed on 17 June 2002 except Messrs. LIU Mingkang and SUN Changji who were appointed on 17 September 2001.

In accordance with Article 98 of the Company's Articles of Association, apart from the Chairman, Vice-chairman and Chief Executive, all the directors are subject to retirement by rotation and re-election at Annual General Meetings of the Company. Accordingly, Messrs. LI Zaohang, HE Guangbei and SHAN Weijian shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

Biographical Details of Directors and Senior Management

Biographical details of the directors and senior management are set out on pages 31 to 37 of this Annual Report.

Directors' Service Contracts

No director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Chief Executive's Rights to Acquire Shares

On 5 July 2002, the following directors and chief executive were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 31 December 2002. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Directors' and Chief Executive's Rights to Acquire Shares (continued)

Particulars of the options granted to the directors and the chief executive under the Pre-Listing Share Option Scheme are set out below:

				Number of share options				
	Date of grant	Exercise price (HK$)	Exercisable period	Balances at 1 January 2002	Granted on 5 July 2002	Exercised during the year	Lapsed during the year	Balances at 31 December 2002
LIU Mingkang	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,735,200	–	–	1,735,200
SUN Changji	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,590,600	–	–	1,590,600
LIU Jinbao	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,735,200	–	–	1,735,200
PING Yue	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
HUA Qingshan	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
LI Zaohang	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
HE Guangbei	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
ZHOU Zaiqun	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
ZHANG Yanling	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
Total:				**–**	**13,737,000**	**–**	**–**	**13,737,000**

Save as disclosed above, at no time during the year was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors or the chief executive to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares

As at 31 December 2002, none of the directors or the chief executive or their respective associates has any interests in the shares of the Company or any of its associated corporations within the meaning of the SDI Ordinance, which are required to be recorded in the register kept by the Company under section 29 of the SDI Ordinance or which are otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors' Interests in Competing Businesses

Save and except the Independent Non-executive Directors, all other directors are also directors of BOC, the ultimate holding company of the Company, at the same time. BOC is a state-owned commercial bank in the Mainland of China and provides a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the directors believe that the Group's interests are adequately protected by adhering to good corporate governance practices and the involvement of the Independent Non-executive Directors.

Save as disclosed above, none of the directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Substantial Shareholders

As at 31 December 2002, the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more in the issued share capital of the Company:

Name of Shareholder	No. of shares beneficially held	% of total issued shares
BOC	8,136,861,766 (note (a))	76.96%
BOCHKG	8,118,861,766	76.79%
BOC (BVI) (note (b))	8,118,861,766	76.79%
Hua Chiao (note (c))	1,379,575,062	13.05%

Notes: (a) The number of shares shown includes an aggregate of 18,000,000 shares in the Company beneficially held by BOC Insurance and BOC Life, both of which are wholly owned subsidiaries of BOC.

(b) BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have the same interests in the shares of the Company as BOC (BVI) for the purpose of the SDI Ordinance.

(c) BOC (BVI) beneficially owns 93.64% of Hua Chiao. Accordingly, BOC (BVI) is deemed to have the same interests in the shares of the Company as Hua Chiao for the purpose of the SDI Ordinance.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions for which the Stock Exchange has granted a waiver and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been agreed with the Stock Exchange, that such caps were not exceeded.

Details of the connected transactions are set out on pages 132 to 137.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

Audit Committee (continued)

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. Major accounting policies and important financial policy papers of the Group were discussed during the year. The Committee comprises four Independent Non-executive Directors, namely, Mr. Shan Weijian (Chairman), Mr. Chia Pei-Yuan, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen and three Non-executive Directors, namely Mr. Ping Yue, Mr. He Guangbei and Mr. Zhou Zaiqun. Six meetings were held during the current financial year.

Budgetary Discipline and Reporting

Annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. After the Board of Directors approves the annual budget, financial and business targets will be decomposed to departments. There are defined procedures for the appraisal, review and approval of major capital and recurrent expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Results of operations against budget will be reported quarterly to the Board.

Compliance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the year ended 31 December 2002 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Compliance with the Code of Best Practice of the Listing Rules

The directors confirm that save and except that Independent Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at Annual General Meetings of the Company in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 25 July 2002 (being the date of the Company's listing on the Stock Exchange) until 31 December 2002.

Auditors

The accounts have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

LIU Mingkang
Chairman
Hong Kong, 20 March 2003



A Close Watch

CORPORATE GOVERNANCE

With the Board playing a pivotal role, the framework leverages on the supervisory functions of the Independent Non-executive Directors and combines the collective decision making of the Board and the personal liabilities of individual directors to create the most appropriate form of corporate governance.

We have established a sound corporate governance framework with reference to the international "Best Practices" and applicable guidelines and rules of HKMA and the Stock Exchange, following the guiding principles that we are accountable to all shareholders and are committed to maximising shareholder value and enhancing information transparency. With the Board playing a pivotal role, the framework leverages on the supervisory functions of the Independent Non-executive Directors and combines the collective decision making of the Board and the personal liabilities of individual directors to create the most appropriate form of corporate governance.

Board of Directors and the Management

The Board is responsible for formulating the Company's overall strategies and targets with a view to enhancing shareholder value and to monitoring and providing guidance to our Management. Of the thirteen members on the Board, four are Independent Non-executive Directors whose primary function is to provide independent scrutiny and to ensure the protection of minority shareholders' interests. The remaining members comprise eight Non-executive Directors and one Executive Director who also serves as the Chief Executive. In addition, we have engaged a senior advisor who is very experienced and knowledgeable in regulatory matters and capital market operations. He sits in on Board meetings and gives his opinion on matters discussed there. The CFO and the CRO also attend Board meetings to advise on matters relating to accounting, finance and risk management.

The positions of the Chairman and the Chief Executive are held by separate individuals and their roles are distinct. The Board, under the leadership of the Chairman, is responsible for the appointment and dismissal of the Chief Executive and other principal senior executives. The appointment and dismissal of other senior executives require the Board's endorsement. Although the Chief Executive is authorised by the Board to manage the day-to-day business operations of the Company in accordance with risk management and other internal control policies and procedures approved by the Board, major transactions, acquisitions, disposals of assets and investments have to be reviewed and approved by the Board. Both the Board and the Management have clearly defined authorities and responsibilities under various internal control and check and balance mechanisms. At the instruction of the Board, the Management has implemented appropriate measures and internal control procedures to ensure that we operate within applicable legal and regulatory requirements with prudence and a high level of integrity. To ensure effective discharge of the Board's responsibilities, the Management submits reports on the Company's operations to the Board on a regular basis.

The Board is responsible for setting and closely monitoring the Company's overall long term development strategies, medium term business development plans and short term implementation steps. If necessary, it also adjusts the same with a view to enhancing shareholder value. The Management, under the leadership of the Chief Executive, is responsible for implementing the aforesaid strategies, plans and steps and for reporting the progress to the Board on a regular basis. The Board reviews and approves the Company's annual budget and business plan, which serve as important yardsticks in assessing the performance of the Management.

The Board has established the Audit Committee, the Risk Management Committee and the Remuneration Committee to focus and report to the Board on specific issues in relation to the Company's management and operation. During adjournment of the Board, these Committees monitor the Management's performance on behalf of the Board. The Audit Committee has set up a Compliance Committee while the RMC has set up a Risk Control Committee , both of which comprise experts and professionals in the relevant field to assist the Audit Committee and the RMC in the discharge of their respective responsibilities.

The Management has set up various committees to assist it in decision making and to act as check and balance. These committees include the Management Committee, Asset and Liability Management Committee , Credit Committee, Anti-money Laundering Committee and Information Technology Committee.

Audit Committee and Compliance Committee

The Audit Committee consists of seven Non-executive Directors, four of whom, including the chairman, are independent Non-executive Directors. The members of the Audit Committee are: Mr. Shan Weijian (Chairman), Mr. Chia Pei-Yuan, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Mr. Ping Yue, Mr. He Guangbei and Mr. Zhou Zaiqun. In addition to assisting the Board in fulfilling its oversight responsibilities, the functions of the Audit Committee also include reviewing significant accounting policies and supervising the Company's financial reporting process; monitoring the performance of both the internal and external auditors; reviewing and examining the effectiveness of the Company's financial reporting procedures and internal control; ensuring compliance with applicable statutory accounting and reporting requirements, legal and regulatory requirements, and internal rules and procedures approved by the Board. The Head of the Internal Audit Department reports directly to the Board and to the Audit Committee.

The Audit Committee has set up the Compliance Committee, which consists of six members, all of whom are experienced professionals in the legal or accounting fields. The members of the Committee are: Ms. Tang Xinyu (Chairman), Mr. Yeung Jason Chi Wai (Vice Chairman), Ms. Liu Yanfen, Ms. Wang Qi, Mr. Chiu Ming Wah and Mr. Tang Chin Tong. The Compliance Committee is responsible for monitoring the Company's legal and compliance matters and reporting to the Audit Committee in this respect.

Risk Management Committee and Risk Control Committee

In order to streamline the operations of the RMC, membership of the Committee has been reduced from thirteen members to eight. These members comprise four Non-executive Directors (including an Independent Non-executive Director), our Chief Executive, our CRO, and two other persons experienced in risk management. The members of the Committee are: Mr. Liu Mingkang (Chairman), Dr. Liu Jinbao, Mr. Chia Pei-Yuan, Mr. Hua Qingshan, Ms. Zhang Yanling, Mr. Chen Siqing, Mr. Dong Jianyue and Mr. Mao Xiaowei. The Committee provides independent support to the Board in formulating and monitoring compliance with the Company's risk management policies, procedures and their implementation. The CRO reports directly to the Board and to the RMC.

The Risk Management Committee has set up the RCC, which consists of nine members who are experienced in the areas of risk management, management of NPLs, retail and corporate banking business. The members of the Committee are: Ms. Zhang Yanling (Chairman), Mr. Chen Siqing, Mr. Zhu Xinqiang, Mr. Gao Yingxin, Mr. Dong Jianyue, Mr. Zhang Weidong, Ms. Zheng Xiaomin, Mr. Or Man Ah and Mr. Mao Xiaowei. The Committee advises the RMC on the Company's risk management policies and procedures and monitors their implementation.

Remuneration Committee

The Remuneration Committee consists of five Non-executive Directors, three of whom are Independent Non-executive Directors. The functions of the Committee include reviewing human resources management policies, examining remuneration strategies, determining the compensation of senior executives and managers, setting annual as well as long term performance targets for key management positions, and reviewing and monitoring the implementation of all executive





compensation and benefits plans, in order to ensure that our remuneration packages are in line with our culture, strategies and regulatory requirements. The members of the Remuneration Committee are: Mr. Sun Changji (Chairman), Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Mr. Shan Weijian and Mr. Li Zaohang.

Connected Transactions

We are committed to ensuring compliance with regulatory requirements under the Listing Rules and applicable laws and regulations in handling connected transactions. Accordingly, we have implemented various internal control mechanisms to capture and monitor connected transactions, including nature of the transaction, categories of connected persons, and approval authorities and procedures, in order to ensure that connected transactions are approved by Independent Non-executive Directors, conducted on normal commercial terms or on terms that are fair and reasonable and properly disclosed and (if necessary) approved by independent shareholders in accordance with the Listing Rules. Details of the connected transactions during the year are set out on pages 132 to 137 of this Report.

Disclosure and Dissemination of Information

Ordinary shares of the Company are listed on the Stock Exchange (stock code: 2388). In addition, we have established Rule 144A and Regulation S American Depositary Receipt Programmes in the United States of America.

We disclose details of our major activities, price sensitive information and connected transactions in accordance with the requirements of applicable laws and the Listing Rules. In addition, we have set up systems and procedures to ensure accurate and timely reporting to regulatory authorities in Hong Kong. It has been recognised by reputable international rating agencies that the level of our disclosure in our prospectus and interim report exceeded the regulatory requirements. In addition, we have obtained various awards in connection with our public offering as a result of the efforts we have made to ensure full information disclosure.

We have made use of various channels to ensure effective disclosure of information relating to the Company. These include dissemination of material through press announcements, our website at http://www.bochkholdings.com, and meetings with analysts and rating agencies. We have also established a specific division, the Investor Relations Division, to deal with investor related issues and matters. As the most direct means of disseminating information about the Company, our website provides important information about the Company: such as our corporate profile, financial information, share price performance, major events and press releases. Apart from the aforesaid, since we have established American Depositary Receipt Programmes in the United States, all information published and filed with regulatory authorities in Hong Kong is also made available to the Securities and Exchange Commission of the United States in order to ensure that all shareholders are treated equally.

Internal Audit

We have implemented appropriate policies and procedures for all our major operations. Our internal audit is responsible for monitoring compliance with such policies and procedures. The primary objective of our internal audit is to assist the Board and the Management in the areas of risk management, and in monitoring compliance with applicable regulatory requirements and guidelines with a view to enhancing the effectiveness of our internal control mechanisms. All audit missions set out in the 2002 Audit Plan have been accomplished. The recommendations made by our internal audit in connection with such audit missions have been widely accepted and rectification measures have been put in place. Our internal audit also actively participates in the review and enhancement of our internal policies and procedures on a continuous basis.

Incentive Scheme and Corporate Culture

Through the establishment of a performance charter for our senior executives, appropriate appraisal mechanisms, and the Share Option Scheme and Sharesave Plan, we have been able to align the interests of our Management and entire staff with the growth and performance of the Company. We have done this with a view to providing appropriate incentives to our Management and staff and to attracting and retaining key executives. We pay particular attention to the establishment of an optimal corporate culture. With the full support of the Management, we will identify, design and implement a corporate culture that is in compliance with regulatory requirements applicable to listed banks and that is considered appropriate for the special circumstances of our Company, thereby ensuring that good corporate governance is maintained at all levels within the Company.



A New Milestone

LISTING



Mr Tung Chee Hwa, Chief Executive of HKSAR (2nd from left), accompanied by Mr Liu Mingkang, Chairman (2nd from right), Mr Sun Changji, Vice Chairman (1st from left) and Dr Liu Jinbao, Vice Chairman and Chief Executive (1st from right), officiated at the ceremony of "Celebration for the Successful Listing of BOC Hong Kong (Holdings) Limited"

The IPO received an enthusiastic market response, reflecting investors' confidence in the Company's fundamental strengths and future development.

The Company announced its launch of Share Offer by way of an IPO in July 2002 in Hong Kong. BOC, ultimate holding company of the Company, sold approximately 2.298 billion shares, or 21.74% of issued capital of the Company through its wholly-owned subsidiary BOC (BVI). During the Hong Kong Public Offering period from 15 July to noon of 18 July, retail investors submitted over 385,000 valid applications, covering 5.6 billion shares with a total value of HK$53.2 billion. This represented a subscription of 27 times the initial Hong Kong Public Offering size of 206,860,000 shares. In the International Offering, institutional investors placed orders for approximately 11 billion shares, which were equivalent to a total value of HK$104.2 billion. Subscription was more than five times the initial International Offering size of 2,068,591,500 shares. In order to cover over-allocations in the International Offering, 155,483,500 over-allotment shares were sold by BOC (BVI) after the IPO, representing approximately 1.47% of the existing issued share capital of the Company. Despite the unfavourable economic climate and the dramatic deterioration of global equity markets, the Company's IPO received an enthusiastic market response, which reflected investors' confidence in the Company's fundamental strengths and future development.

The Company began trading on the main board of the Stock Exchange on 25 July 2002, with stock code "2388". The IPO marked the largest ever retail offering in Hong Kong by size, and the largest Hong Kong-only listed IPO. It was also the biggest Asian IPO since October 2000, the largest financial institution offering from Asia, and among the largest



The IPO received active response from local retail investors



of all global financial services equity offerings in 2002. It was the world's largest pure bank equity offering and the third largest financial institution IPO globally at that time. We were also the first Chinese enterprise to conduct Public Offering Without Listing in Japan's equity market. Following the complex Restructuring and Merger of BOCHK in 2001, the successful listing was another major milestone in the Company's history.

The Company was included into the Financial Times Index on 25 July 2002, and in the MSCI Hong Kong Index on 31 August the same year. It was then included in Hang Seng Index Constituents on 2 December 2002, only a few months after its listing.

Share Offer Highlights

Final Offer Size	2,453,918,500 shares HK$20.86 billion
Hong Kong Public Offering Demand (based on Maximum Offer Price)	Approximately 5.6 billion shares Approximately HK$53.2 billion
Final Hong Kong Public Offering Size	804,452,000 shares HK$6.8 billion (before deducting the Retail Discount)
No. of Valid Applications in Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees)	385,060
International Offering Demand (based on Maximum Offer Price)	Approximately 11.0 billion shares Approximately HK$104.2 billion
Final International Offering Size	1,649,466,500 shares HK$14.0 billion
Final Offer Price	HK$8.50 per share

Listing Diary in Year 2002

7 July	Launch of the Company's Share Offer by way of an Initial Public Offering announced
14 July	Maximum offer price announced
15 July	Share Offer to public investors in Hong Kong opened
18 July	Share Offer to public investors in Hong Kong closed
21 July	Final offer price announced
23 July	Results of allocations of the Hong Kong Offer Shares announced
25 July	Trading commenced

Awards

The success of the Company's large-scale listing in July 2002 was widely acknowledged by a number of leading international and regional financial and investment magazines. The awards they granted to the Company were in recognition of the substantial amount of work carried out in relation to the Restructuring and Merger, and also of the critical importance of the subsequent IPO, which heralded a new chapter in China's financial reform process. Indeed, the listing was significant for the future development of the capital markets across the region, and in particular for those in China.


ACHIEVEMENT AWARDS
FinanceAsia
2002
FinanceAsia
asiamoney
Best Newly Listed Company in Hong Kong 2002

FinanceAsia	**Deal of the Year - Best Privatisation**
Asiamoney	**Best Equity Deal** **Best Newly-listed Company (Hong Kong)**
IFR Asia	**Equity Issue** **China Equity Issue**
IFR	**Asia Pacific Equity Issue**
Corporate Finance	**Best Equity by an Asia Corporate**
CFO Asia	**Deals of 2002**
The Asset	**Best Bank Issue**
Investor Relations Magazine	**Best Investor Relations for an IPO**



People-oriented

OUR PEOPLE

The significant milestones could not have been achieved without the dedication and commitment of our energetic, professional, loyal and creative people. Following the implementation of a modern management system and human resources policies, we are able to ensure that the development goals of our staff are in alignment with the long-term objectives of the Group.



Team spirit is the key to success

People represent the most precious asset of the Group. They are also the major driving force behind the Group's development and growth. In 2001, we accomplished the largest Restructuring and Merger ever in the Hong Kong banking industry. This was immediately followed by a successful IPO in 2002, which received widespread recognition in the community. Such significant milestones could not have been achieved without the dedication and commitment of our energetic, professional, loyal and creative people. Following the implementation of a modern management system and human resources policies, we were able to develop our competitive edge alongside the long-term development strategy of the Group. These policies included systematic incentive schemes and performance management systems, diversified training programmes, and a transparent working environment that facilitates effective communications.

A Performance-oriented and Customer-centric Corporate Culture

During the year, the Group reviewed and enhanced its employee appraisal system to stress both performance and capability. These initiatives were aimed at motivating our people to be more pro-active and to constantly strengthen quality service. A scientific performance-oriented management system was set up to ensure that personal development goals are in alignment with the long-term objectives of the Group. Furthermore, we are establishing a Competency Model to increase the competitiveness of our work force, to help attract talented people, to raise staff productivity and to foster a customer-centric culture among our people. This Model will serve as a guideline for staff recruitment and selection, training, promotion and career development. In 2002, we recruited high calibre candidates through the most effective channels to ensure that every key position of the Group will continue to have an outstanding incumbent, and that there will always be a strong work force structure to support the Management. Some professional positions were filled with high calibre



Team spirit was enhanced through business knowledge and skills contests

specialists. In line with the Group's marketing-oriented business strategy and branch rationalisation, our graduate recruitment programme was geared to recruiting frontline marketing and sales people.

Following recommendations by our external consultants and in accordance with the best practice in the market place, the Group devoted considerable energy to the reform of our compensation and benefit programmes in 2002. Such programmes included both short-term and long-term incentive schemes. A new annual incentive scheme was designed to tie in with the overall performance of the Group, of departmental operations, and of individuals. A "Sales Incentive Scheme for Retail Banking Business" was launched to meet the need of front-line business development. We have been studying sales incentive schemes for our corporate banking business and China business. These new schemes, scheduled to be launched in 2003, are aimed at motivating marketing and sales people to further explore business opportunities for the Group and to maximise shareholder value. In regard to the long-term incentive scheme, a "Pre-Listing Share Option Scheme" was rolled out during our IPO in July 2002, while a post-listing "Sharesave Plan" and a "Share Option Scheme" are expected to be introduced in 2003. Through these incentive plans, the interests of individual employees will be effectively aligned with those of the Group and shareholders.

Diversified Employee Training Programmes

We firmly believe that quality employee training is the key to offering superior banking and financial services. The Group therefore provides comprehensive training programmes to well-equip our people to manage the needs of the ever-changing market environment and business objectives of the Group, and to meet the requirements of the regulatory bodies. These programmes also enable our people to further realise their potential. During the year, a wide range of tailor-made training classes and examination preparatory courses for the attainment of professional qualifications were conducted, such as courses in wealth management services and marketing techniques. Moreover, to effectively enhance service quality at branches and the sales skills of front-line staff, the Group is now reviewing the feasibility of conducting training sessions for pilot branches in the provision of excellent sales and services. Proven effective training models would then be used as case references and rolled out to all other branches.

To meet the challenges of future development, and to attract and nurture new human resources for the Group, we designed two special training programmes for newly recruited university graduates. These were based on the different job nature of the retail and corporate banking departments. Training courses were tailor-made for individual departments in special business subjects, such as credit analysis. As a listed company, one of our ongoing responsibilities is to comply with the requirements of the regulatory authorities and to demonstrate the best banking practice. During 2002, the Group conducted a number of compliance training classes, which were attended by over 6,000 staff. In addition, to better equip our people in a highly competitive market and a rapidly changing corporate environment, we arranged dozens of specialised seminars and workshops. About 3,000 staff participated in these events, learning effective ways to relieve stress and enhance team spirit.

Of equal importance is the training for our senior management. During the year, the Group designed and organised a series of training courses and seminars related to corporate culture, change management and strategic management. We also arranged courses and international seminars conducted by prestigious local and overseas academic institutions, such as the Business School of the University of Science and Technology and the Business Administration School of Harvard University. Moreover, we recommended enrollment in high-quality EMBA courses to our senior management, allowing them to achieve individual development and to enhance the level of their professionalism. In 2002, a total of 729 training courses were conducted, with 55,098 enrollments from our entire staff.

Recognising that lifelong learning will help our people strengthen their competitiveness and their abilities to meet future challenges, the Group established a Learning Resources Centre to facilitate systematic study of knowledge. The Centre has a library, a self-study room and a group discussion room. Every seat is also equipped with a multi-media computer. Training kits, books, compact discs and videotapes are available for staff reference and borrowing. These dynamic and diversified communication channels enable our people to acquire new knowledge for value-added creation of individual and the Group.

Effective Internal Communications

The Group has always strived to establish and enhance effective two-way communications. On the one hand, we encourage our people to make recommendations about work rationalisation. On the other hand, a proper complaint channel has been established to reflect employees' different opinions on various issues. All these initiatives help to foster a harmonious relationship among our colleagues.

During the year, the Group organised a number of staff activities. For example, business knowledge and skills contests were held to strengthen teamwork spirit and generate staff enthusiasm for business learning. A gala night of "Light of Hope" was held to encourage the enhancement of operational skills and quality service among our employees. "Bank of China (Hong Kong) Sports Day 2002" was organised to further bolster team spirit. Furthermore, we lent our support to various charitable activities in order to show our commitment to the community in which we operate. A prominent example was the "BOCHK Walkalong for Light", which saw 1,400 staff spend their holiday for this charity fund-raising activity. Many other staff participated in charitable and volunteer activities in different sectors of the society, making the year a memorable one for the Group's involvement in the community.



Our people strove to compete in the "Bank of China (Hong Kong) Sports Day 2002"



A Caring Company

GOOD CORPORATE CITIZENSHIP

Our social services cover sectors as diverse as culture, education, recreation, medical and health, environmental protection and assistance to the needy. We will continue to adhere strongly to our motto: Where we have our roots, there lies our service, by supporting a wide spectrum of community and charity activities.



Dr Liu Jinbao (4th from left) and the officiating guests, including Mr Donald Tsang, Chief Secretary of HKSAR (5th from the left), Prof. Zhang Wen-kang, Minister of Health of PRC (4th from right), and Mr Xiang Huai-cheng, Minister of Finance of PRC (3rd from right), officiated at the "BOCHK Walkalong for Light" which helped bring light to blind cataract patients in the Mainland of China

Economic progress and the growth of enterprises are closely related to the healthy development of the society in which they operate. Alongside our commitment to maximising shareholder value and offering comprehensive financial services to our customers, the Group devotes considerable efforts to its social responsibilities as a good corporate citizen and aims at developing harmonious relationships with different sectors of the community. Through the cooperation with BOCHK Charitable Foundation[1] (hereafter referred as the "Foundation", and formerly known as the "Bank of China Group Charitable Foundation", which was established in July 1994), the Group has pioneered a number of social and community activities. Our services cover sectors as diverse as culture, education, recreation, medical and health, environmental protection and assistance to the needy. Our contribution to the well being of Hong Kong has received widespread recognition from the general public.

Education and Recreations

We realise that the education of the younger generation and nurturing talented people are indispensable for the future development of our society. During the year, the Foundation set up new scholarships and bursaries schemes with the University of Hong Kong, Lingnan University and Shue Yan College respectively, in order to recognise outstanding students and to assist those who have financial difficulties. Meanwhile,

1 *"BOCHK Charitable Foundation" is a locally incorporated independent legal entity. Its annual funding is based on the investment returns generated by both the proceeds received from the public sale of the "BOC New Notes Commemorative Set" in 1994 and donations from the 14 sister banks of the former Bank of China Group in Hong Kong and Macau, together with an annual appropriation from BOCHK.*

we continued to provide scholarships and bursaries to the Chinese University, the Polytechnic University, the City University, the University of Science & Technology, the Baptist University, the Open University and the Hong Kong Institute of Education. As at end-2002, a total of 467 undergraduates have been benefited from our tertiary education scholarships and bursaries.

Promoting sports activities is an important way to contribute to the health of the general public. To further support the development of local badminton, the Foundation undertook to continue its sponsorship of the "Hong Kong Badminton Promotion Scheme 2002-2004". We based our participation on the remarkable achievements of the past three years. From 1999 to 2002, total participants in the schemes reached 130,000.

We pay attention to youth sports development by sponsoring "The Inter-school Sports Competition Hong Kong Island and Kowloon Secondary Schools Region", the largest schools sports competition of its kind. Among various sports items, we set up the "BOCHK Bauhinia Bowls Award" to grant the highest recognition to the most distinguished students. The Foundation sponsored the 16th "Olympic Day Run", conveying the Olympic message and the idea of "sports for all citizens" to the general public.

With an aim to encourage young people to contribute to the society, the Foundation pioneered the "BOC Dynamic Teams of Love and Care Campaign", which included a series of activities during a two-month summer holiday period in 2002. Five special teams, including teams for basketball, volleyball, badminton, Chinese calligraphy and guitar, were organised to pay visits to a number of youth charity organisations for sharing skills and experiences, with a total number of 1,200 admissions.


中国銀行(香港)
BANK OF CHINA
In support of local youth sports development by sponsoring inter-school sports competition

In the field of Mainland education, we supported "Jiangxi Province Women Research Centre", helping women enhance their learning capabilities and realise their full potential in the society. From 1995 to 2002, the Foundation made donations to support "Project Hope" primary schools and other education programmes in the Mainland.

Environmental Protection

Emphasis continues to be placed on the promotion of environmental awareness for building a better future in a "Green Hong Kong". The Foundation has sponsored a "Hong Kong Green School Award" ever since 2000, with the objective of fostering a good sense of environmental protection among primary and secondary students. The number of participating schools has increased from year to year, with a total of 200 schools in 2002.

The Foundation was a Diamond Corporate Member of the "World Wide Fund for Nature Hong Kong" for three years, and served as title sponsor for the 8th and 9th "BOC Discover Mai Po Charity Walk".


中銀
結他Team探訪

Members of "BOC Dynamic Teams of Love and Care" shared guitar-playing experience with youths

Social Welfare and Charity

Against the backdrop of a weak economy and high unemployment rates, the Foundation sponsored the "Wong Tai Sin Dragon Market" to help boost the local economy and alleviate the unemployment situation. This three-month large-scale market scheme succeeded in offering entrepreneurial training opportunities to over 300 job seekers, as well as creating over 1,000 job placements.

The Foundation continued to sponsor fund raising events organised by local charitable foundations. To name just a few, we made donations to "The Community Chest Green Day" and "The $10 Donation Drive" initiated by the Community Chest of Hong Kong. We acted as one of the major sponsors of the Tung Wah Group of Hospitals' annual "Charity Gala Show", and served as the Diamond Sponsor for the fifth consecutive year under the Annual Diamond Sponsor Scheme of Po Leung Kuk as well as the key sponsor of the "Po Leung Charity Walk". The Foundation also supported fund-raising events organised by Caritas Hospital, Pok Oi Hospital and Yan Chai Hospital.

During the year, the Foundation assisted nine charitable organisations to send out a total of 3,100,000 appeal leaflets and pamphlets in the Group's bank statement inserts. These received positive responses from our broad customer base.

Medical and Health

People become more health conscious as the society becomes more sophisticated. During the year, the Foundation sponsored the establishment of the "Yan Chai Hospital BOC Medical Centre". This operates a Chinese medical centre and a dental centre, offering modern "one-stop" Chinese medical service and advanced dental service to the community neighbourhood.

A brand new Mobile Blood Donation Vehicle donated by the Foundation was brought into service in April 2002, adding a dynamic participant with advanced equipment to the Hong Kong Red Cross Blood Transfusion Service.

In 2002, the Foundation sponsored the "BOCHK Walkalong for Light" organised by the Lifeline Express, a charity walk aimed at raising funds for providing free medical treatment to blind cataract patients in remote areas of the Mainland of China. The Group had a total of 1,400 employees joining thousands of citizens in the walk.

Relief for disaster victims

Because of our close ties with the motherland, the Foundation made a number of donations to disaster relief funds in the Mainland of China, helping out in times of natural disasters.
To provide further assistance, we took advantage of our extensive branch network to help collect donations from all sectors of society. During the year, the Foundation made a donation to help relieve the hardship caused by the spread of floods to Northwest China. A special account was set up to collect donations from the public for disaster victims.

Looking ahead, we will continue to adhere strongly to our motto: Where we have our roots, there lies our service. We remain firmly committed to fulfilling our social obligations by providing support to a wide spectrum of community and charity activities.

REPORT OF THE AUDITORS

AUDITORS' REPORT TO THE SHAREHOLDERS OF BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 66 to 114 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 20 March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2002 HK$'m	2001 HK$'m
Interest income	4	**21,463**	38,307
Interest expense		**(7,521)**	(23,320)
Net interest income		**13,942**	14,987
Other operating income	5	**4,172**	4,022
Operating income		**18,114**	19,009
Operating expenses	6	**(6,025)**	(5,847)
Operating profit before provisions		**12,089**	13,162
Charge for bad and doubtful debts	7	**(2,855)**	(7,412)
Operating profit after provisions		**9,234**	5,750
Restructuring costs		**–**	(937)
Net loss from disposal/revaluation of fixed assets	8	**(1,032)**	(1,237)
Net gain from disposal of held-to-maturity securities and investment securities		**–**	20
(Provision)/write-back of provision for impairment on held-to-maturity securities and investment securities	9	**(7)**	24
Net gain on disposal of subsidiaries		**–**	12
Provision for impairment on investments in associates/ gain on disposal of associates		**(27)**	20
Share of operating (losses)/profits of associates		**(100)**	81
Profit before taxation		**8,068**	3,733
Taxation	10	**(1,268)**	(832)
Profit after taxation		**6,800**	2,901
Minority interests		**(127)**	(133)
Profit attributable to shareholders	11	**6,673**	2,768
Dividends	12	**4,208**	–
		HK$	HK$
Earnings per share	13	**63.11 cents**	26.18 cents

CONSOLIDATED BALANCE SHEET

As at 31 December

	Note	2002 HK$'m	2001 HK$'m
ASSETS			
Cash and short-term funds	17	**115,075**	196,255
Placements with banks and other financial institutions maturing between one and twelve months		**80,159**	80,773
Trade bills		**592**	382
Certificates of deposit held	18	**17,528**	19,474
Hong Kong SAR Government certificates of indebtedness		**29,110**	25,510
Held-to-maturity securities	19	**94,227**	50,988
Investment securities	20	**46**	44
Other investments in securities	21	**64,360**	56,169
Advances and other accounts	22	**308,332**	308,108
Investments in associates	25	**483**	416
Fixed assets	26	**20,212**	21,049
Other assets		**5,365**	6,972
Total assets		**735,489**	766,140
LIABILITIES			
Hong Kong SAR currency notes in circulation	27	**29,110**	25,510
Deposits and balances of banks and other financial institutions		**29,957**	55,295
Deposits from customers	28	**600,977**	606,428
Certificates of deposit issued		**–**	5,000
Other accounts and provisions	30	**17,390**	20,671
Total liabilities		**677,434**	712,904
CAPITAL RESOURCES			
Minority interests		**1,114**	1,066
Share capital	32	**52,864**	52,864
Reserves	33	**4,077**	(694)
Shareholders' funds		**56,941**	52,170
Total capital resources		**58,055**	53,236
Total liabilities and capital resources		**735,489**	766,140

Approved by the Board of Directors on 20 March 2003 and signed on behalf of the Board by:

LIU Mingkang
Director

SUN Changji
Director

BALANCE SHEET

As at 31 December

	Note	2002 HK$'m
ASSETS		
Investment in subsidiaries	24	52,864
Other assets		2,593
		55,457
LIABILITIES		
Other accounts and provisions		10
CAPITAL RESOURCES		
Share capital	32	52,864
Retained earnings		2,583
Shareholders' funds		55,447
Total liabilities and capital resources		55,457

Approved by the Board of Directors on 20 March 2003 and signed on behalf of the Board by:

LIU Mingkang
Director

SUN Changji
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December

	Share capital HK$'m	Merger reserve HK$'m	Premises revaluation reserve HK$'m	Investment properties revaluation reserve HK$'m	Translation reserve HK$'m	Retained earnings/ (Accumulated losses) HK$'m	Total HK$'m
At 1 January 2001	52,864	(51,073)	–	–	(7)	31,561	33,345
Currency translation difference	–	–	–	–	(2)	–	(2)
Net profit for the year	–	–	–	–	–	2,768	2,768
2000 final dividends paid	–	–	–	–	–	(542)	(542)
Remittance of profits by merging branches	–	–	–	–	–	(3,034)	(3,034)
Capital contribution from ultimate holding company	–	–	–	–	–	8,068	8,068
Revaluation of properties	–	–	8,408	3,159	–	–	11,567
Capitalisation of reserves	–	51,073	(8,267)	(3,141)	7	(39,672)	–
At 31 December 2001	52,864	–	141	18	(2)	(851)	52,170
Company and subsidiaries	52,864	–	141	18	(2)	(900)	52,121
Associates	–	–	–	–	–	49	49
	52,864	–	141	18	(2)	(851)	52,170
At 1 January 2002	**52,864**	**–**	**141**	**18**	**(2)**	**(851)**	**52,170**
Net profit for the year	**–**	**–**	**–**	**–**	**–**	**6,673**	**6,673**
Special dividend paid	**–**	**–**	**–**	**–**	**–**	**(1,935)**	**(1,935)**
Reclassification	**–**	**–**	**5**	**(5)**	**–**	**–**	**–**
Revaluation of properties	**–**	**–**	**46**	**(13)**	**–**	**–**	**33**
Transfer on disposal of properties	**–**	**–**	**(79)**	**–**	**–**	**79**	**–**
At 31 December 2002	**52,864**	**–**	**113**	**–**	**(2)**	**3,966**	**56,941**
Company and subsidiaries	**52,864**	**–**	**113**	**–**	**(2)**	**3,974**	**56,949**
Associates	**–**	**–**	**–**	**–**	**–**	**(8)**	**(8)**
	52,864	**–**	**113**	**–**	**(2)**	**3,966**	**56,941**
Representing:							
2002 final dividend proposed						**2,273**	
Others						**1,693**	
Retained earnings as at 31 December 2002						**3,966**	

STATEMENT OF CHANGES IN EQUITY

For the period from 12 September 2001 (date of incorporation) to 31 December 2002

	Share capital HK$'m	Retained earnings HK$'m	Total HK$'m
At 12 September 2001	–	–	–
Issue of shares	52,864	–	52,864
Net profit for the period	–	4,518	4,518
Special dividend paid	–	(1,935)	(1,935)
At 31 December 2002	52,864	2,583	55,447
Representing:			
2002 final dividend proposed		2,273	
Others		310	
Retained earnings as at 31 December 2002		2,583	

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	Note	2002 HK$'m	2001 HK$'m
Cash flow from operating activities			
Operating cash outflow before taxation	34(a)	**(37,893)**	(54,225)
Disposal of loans to BOC Cayman	42(a)	**8,722**	–
Hong Kong profits tax paid		**(397)**	(1,322)
Overseas profits tax paid		**(20)**	(23)
Net cash outflow from operating activities		**(29,588)**	(55,570)
Cash flow from investing activities			
Purchase of fixed assets		**(434)**	(1,448)
Proceeds from disposal of fixed assets		**553**	313
Purchase of investment securities		**–**	(30)
Proceeds from disposal of investment securities		**–**	271
Acquisition of subsidiaries	34(d)	**(890)**	24
Proceeds from disposal of subsidiaries		**–**	252
Proceeds from disposal of associates		**–**	394
Dividends received from associates		**50**	–
Distributions upon liquidation of subsidiary		**–**	(8)
Loans to associates		**(336)**	–
Loans repaid by associates		**60**	–
Net cash outflow from investing activities		**(997)**	(232)
Cash flow from financing activities			
Remittance of profit by merging branches		**–**	(3,034)
Certificates of deposit redeemed	34(b)	**(5,000)**	(4,000)
Special dividends paid		**(1,935)**	(542)
Dividends paid to minority shareholders	34(b)	**(79)**	(638)
Net cash outflow from financing activities		**(7,014)**	(8,214)
Decrease in cash and cash equivalents		**(37,599)**	(64,016)
Cash and cash equivalents at 1 January		**120,664**	184,680
Cash and cash equivalents at 31 December	34(c)	**83,065**	120,664

NOTES TO THE ACCOUNTS

1. Principal activities

The Company is an investment holding company. Its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

The Company was incorporated in Hong Kong on 12 September 2001. Its shares have been listed on the Main Board of the Stock Exchange since 25 July 2002.

2. Basis of preparation

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off-balance sheet instruments, premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and comply with the Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA"). In addition, these accounts comply fully with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. These accounts also comply with the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

Pursuant to the Group Reorganisation on 1 October 2001, accomplished by the Bank of China (Hong Kong) Limited (Merger) Ordinance and the Merger Agreements, the Company acquired the entire equity interests in BOCHK on 30 September 2001 and subsequently became the holding company of the Group. The Restructuring and Merger represents a business combination resulting from transactions among enterprises under the common control of BOC, the ultimate holding company of the Company. Under the principles of merger accounting prescribed in the SSAP 27, "Accounting for Group Reconstructions", the accounts of the Group are prepared as if the group structure and capital structure as at 1 October 2001 had been in existence from the beginning of the period presented.

The accounts of the Company are for the period from 12 September 2001 (date of incorporation) to 31 December 2002. No accounts for the Company was prepared for the period from the date of incorporation to 31 December 2001 as the Company was not involved in any significant business transactions.

The accounting policies and methods of computation used in the preparation of the accounts are consistent with those used in the preparation of the Group's financial information for the year ended 31 December 2001. In the current year, the Group adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34 (revised)	:	Employee benefits

The adoption of these SSAPs has not had any significant impact on the accounts.

3. Principal accounting policies

(a) Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Group, directly and indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets together with any unamortised goodwill (or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account) and any related accumulated foreign currency translation difference.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investment in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Associates

An associate is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associates for the year. The consolidated balance sheet includes the Group's share of the net assets of the associates plus goodwill/negative goodwill (net of accumulated amortisation) on acquisition and net of any provision for impairment losses.

Unless the Group has incurred obligations or guaranteed obligations in respect of the associate, its share of further losses is discontinued when the share of losses of an associate equals or exceeds the carrying value of the investment in the associate.

(c) Revenue recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts, where interest is credited to a suspense account which is netted in the balance sheet against the relevant balances.

Fees and commission income are recognised in the period when earned unless they relate to transactions involving an interest rate risk or other risks which extend beyond the current period, in which case they are amortised over the period of the transaction.

Dividend income is recognised when the right to receive payment is established.

Rental income under operating leases is recognised on a straight-line basis over the period of the lease unless another systematic basis is more representative of the pattern in which the benefit derived from the leased asset is used.

3. Principal accounting policies (continued)

(d) Advances

Advances to customers, banks and other financial institutions are reported on the balance sheet at the principal amount outstanding net of provisions for bad and doubtful debts and suspended interest. Advances to banks and other financial institutions include placements with banks and other financial institutions of more than one year.

All advances are recognised when cash is advanced to the borrowers.

Assets acquired by repossession of collateral for realisation would continue to be reported as advances, except in the case of a loan restructuring where the asset acquired is part of the terms of a new loan agreement and the assets are recognised on the balance sheet under the relevant assets category. When the repossessed asset is realised, the sales proceeds are applied against the outstanding advance and any shortfall is written off to the profit and loss account.

(e) Provisions for bad and doubtful debts

The Group internally classifies loans and advances into categories reflecting the Group's assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of interest and / or principal.

Provisions are made against specific loans and advances as and when the directors have doubt on the ultimate recoverability of principal or interest in full. Based on the directors' assessment of the potential losses on those identified loans and advances on a case-by-case basis, specific provision is made to reduce the carrying value of the assets, taking into account available collateral to their expected net realisable value. Where it is not possible to reliably estimate the loss, the Group applies pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures.

In addition, amounts have been set aside as a general provision for bad and doubtful debts. Specific and general provisions are deducted from "Advances and other accounts" and "Other assets" in the consolidated balance sheet.

When there is no realistic prospect of recovery, the outstanding debt is written off.

(f) Fixed assets

(i) Premises

Premises are stated at cost or valuation less accumulated impairment losses and accumulated depreciation calculated to write off the assets over their estimated useful lives on a straight-line basis as follows:

Leasehold land - Over the remaining period of lease
Buildings - Over the shorter of the remaining period of the lease and 15 to 50 years

3. Principal accounting policies *(continued)*

(f) Fixed assets (continued)

(i) Premises (continued)

Independent valuations were performed every five years prior to 2002 on individual properties on the basis of open market values. In the current year, the directors have assessed that the period between independent valuations should be changed from five years to three years. This change has no impact on the accounts of the Group. In the intervening years, the directors review the carrying value of individual properties and adjustment is made when they consider that there has been a material change. Increases in valuation are credited to the premises revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations in respect of the same individual asset and thereafter are debited to the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously debited, and then to the revaluation reserve. Upon disposal of premises, the relevant portion of the revaluation reserve realised in respect of previous valuations is released and transferred from the revaluation reserve to retained earnings.

The gain or loss on disposal of premises is the difference between the net sales proceeds and the carrying value of the relevant asset, and is recognised in the profit and loss account.

(ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued annually and independent valuations are performed at intervals of not more than three years; in each of the intervening years, valuations are undertaken by professionally qualified persons appointed by the Group. The valuations are on an open market value basis. Changes in the value of investment properties are treated as movements in the investment properties revaluation reserve, unless the total of the reserve is insufficient to cover a deficit on a portfolio basis. In such cases, the amount by which the deficit exceeds the total amount in the investment properties revaluation reserve is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining terms of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(iii) Property under development

Property under development is carried at cost less impairment losses. Cost includes development and construction expenditure incurred, interest and other direct costs attributable to the development. On completion, the property is transferred to premises or investment properties.

3. Principal accounting policies (continued)

(f) Fixed assets (continued)

(iv) Equipment, fixtures and fittings

Equipment, fixtures and fittings are stated at cost less accumulated impairment losses and accumulated depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 and 15 years.

The gain or loss on disposal of equipment, fixtures and fittings is recognised in the profit and loss account.

(v) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of fixed assets is the difference between the net sales proceeds and the carrying value of the relevant assets, and is recognised in the profit and loss account.

(g) Investments in securities

(i) Held-to-maturity securities

Held-to-maturity securities are dated debt securities which the Group has the expressed intention and ability to hold to maturity. These securities are stated at cost adjusted for the amortisation of premiums or discounts arising on acquisition over the periods to maturity, less provision for impairment in their value which is other than temporary. Provisions are made for the amount of the carrying value which the Group does not expect to recover and are recognised as an expense in the profit and loss account as they arise.

The amortisation of premiums and discounts arising on acquisition of dated debt securities is included as part of interest income in the profit and loss account. Gain or loss on realisation of held-to-maturity securities is accounted for in the profit and loss account as they arise.

(ii) Investment securities

Securities which are intended to be held on a continuing basis for an identified long-term purpose at the time of acquisition (for example, for strategic purposes), are stated in the balance sheet at cost less any provisions for impairment in value which is other than temporary.

The carrying value of investment securities are reviewed as at the balance sheet date in order to assess whether the fair value has declined below the carrying value. When such a decline has occurred, the carrying value is reduced to the fair value unless there is evidence that the decline is temporary. The amount of the reduction is recognised as an expense in the profit and loss account.

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable willing parties in an arm's length transaction.

3. Principal accounting policies (continued)

(g) Investments in securities (continued)

(iii) Other investments in securities

All other investments in securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs.

(h) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease term.

Where the Group is the lessor, the assets subject to the lease are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income from operating leases is recognised on a straight-line basis over the lease term. Initial direct costs incurred specifically to earn revenue from an operating lease are recognised as an expense in the profit and loss account in the period in which they are incurred.

(i) Provisions

A provision is recognised when the Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

A provision for restructuring costs is recognised when the above general recognition criteria are met and a detailed formal plan for the restructuring has been implemented, or has been announced and communicated to those affected by it in a sufficiently specific manner to raise a valid expectation that the restructuring will be carried out without long delay.

(j) Deferred taxation

Deferred taxation is provided at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the profit and loss account to the extent that it is probable that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(k) Foreign currency translation

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

3. Principal accounting policies (continued)

(k) Foreign currency translation (continued)

The balance sheets of subsidiaries and associates expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate for the period. Exchange differences are dealt with as a movement in reserves.

(l) Employee benefits

(i) Retirement benefit costs

The Group contributes to defined contribution retirement schemes under either recognised occupation retirement schemes ("ORSO schemes") or mandatory provident fund ("MPF") schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the profit and loss account as incurred and represents contributions payable by the Group to the schemes. Forfeited contributions by those employees who leave the ORSO scheme prior to the full vesting of their contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held separately from those of the Group in independently-administered funds.

(ii) Leave entitlements

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

(iii) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(m) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from futures, forwards, swaps, options and other transactions undertaken by the Group in the foreign exchange, interest rate, equity and other markets. The accounting for these instruments is dependent upon whether the transactions are undertaken for trading purposes or to hedge risk. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract.

3. Principal accounting policies (continued)

(m) Off-balance sheet financial instruments (continued)

Transactions undertaken for trading purposes are marked to market at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. The gain or loss arising from changes in fair value is recognised in the profit and loss account as "Net gain/(loss) from foreign exchange activities" or "Net gain/(loss) from other dealing activities".

Unrealised gains on transactions which are marked to market are included in "Other assets". Unrealised losses on transactions which are marked to market are included in "Other accounts and provisions".

Hedging derivative transactions are designated as such at inception and require that the hedging instrument, hedging objective, strategy and all relationships between hedging risk and items be fully documented. It must also be demonstrated that a derivative would be expected to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the contract period. Hedging instruments are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging. Any profit or loss is recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

If the derivative transaction no longer meets the criteria for a hedge, the derivative is deemed to be held for trading purposes and is accounted for as set out above.

Assets and liabilities arising from derivative transactions are netted off only when the Group has entered into master netting agreements or other legally enforceable arrangements, which assures beyond doubt, the Group's right to insist on settlement with the same counterparty on a net basis in all situations of default by the other party or parties including insolvency of any parties to the contract.

Derivative transactions are not offset unless the related settlement currencies are the same, or are denominated in freely convertible currencies for which quoted exchange rates are available in an active market.

(n) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, it will be recognised as an asset.

3. Principal accounting policies (continued)

(o) Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit.

(p) Dividends

Dividends proposed or declared after the balance sheet date are disclosed as a post balance sheet event and are not recognised as a liability at the balance sheet date.

4. Interest income

	2002 HK$'m	2001 HK$'m
Interest income from listed investments	1,341	766
Interest income from unlisted investments	3,621	5,666
Other interest income	16,501	31,875
	21,463	38,307

5. Other operating income

	2002 HK$'m	2001 HK$'m
Fees and commission income	3,649	3,585
Less: Fees and commission expenses	(701)	(889)
Net fees and commission income	2,948	2,696
Dividend income from investments in securities		
– listed investments	-	1
– unlisted investments	34	65
Net (loss)/gain from other investments in securities	(61)	108
Net gain from foreign exchange activities	824	816
Net gain from other dealing activities	14	8
Gross rental income from investment properties	279	257
Less: Outgoings in respect of investment properties	(87)	(80)
Others	221	151
	4,172	4,022

6. Operating expenses

	2002 HK$'m	2001 HK$'m
Staff costs (including directors' emoluments)		
— salaries and other costs	**3,325**	3,558
— pension cost	**253**	238
	3,578	3,796
Premises and equipment expenses (excluding depreciation)		
— rental of premises	**245**	297
— information technology and others	**558**	595
	803	892
Depreciation on owned fixed assets	**632**	460
Auditors' remuneration	**18**	23
Other operating expenses	**994**	676
	6,025	5,847

7. Charge for bad and doubtful debts

	2002 HK$'m	2001 HK$'m
Net charge for bad and doubtful debts		
Specific provisions		
— new provisions	**4,519**	10,649
— releases	**(582)**	(645)
— recoveries (note 23)	**(904)**	(530)
	3,033	9,474
General provisions	**(178)**	(2,062)
Net charge to profit and loss account (note 23)	**2,855**	7,412

8. Net loss from disposal/revaluation of fixed assets

	2002 HK$'m	2001 HK$'m
Net (loss)/gain on disposal of fixed assets	**(55)**	4
Net loss on revaluation of fixed assets	**(977)**	(1,241)
	(1,032)	(1,237)

9. (Provision)/write-back of provision for impairment on held-to-maturity securities and investment securities

	2002 HK$'m	2001 HK$'m
(Provision)/write-back of provision for impairment losses on held-to-maturity securities	(4)	23
(Provision)/write-back of provision for impairment losses on investment securities	(3)	1
	(7)	24

10. Taxation

Taxation in the profit and loss account represents:

	2002 HK$'m	2001 HK$'m
Hong Kong profits tax		
— current year taxation	1,505	877
— overprovision in prior years	(130)	(75)
Deferred tax liability	-	2
	1,375	804
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(488)	(96)
	887	708
Investments in partnerships written off	365	77
Hong Kong profits tax	1,252	785
Overseas taxation	15	29
	1,267	814
Share of taxation attributable to associates	1	18
	1,268	832

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

10. Taxation (continued)

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships in which the Group is the majority general partner. The Group does not control the partnerships and consequently they are not consolidated in the Group's accounts. As at 31 December 2002, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet amounted to HK$1,122 million (2001: HK$876 million). The Group's investments in partnerships are amortised over the life of the partnership in proportion to the taxation benefits resulting from those investments. The total assets and liabilities of such partnerships are as follows:

	2002 HK$'m	2001 HK$'m
Assets	**4,721**	4,493
Liabilities	**3,182**	3,156

11. Profit attributable to shareholders

The profit of the Company for the period from 12 September 2001 (date of incorporation) to 31 December 2002 attributable to shareholders and dealt with in the accounts of the Company amounted to HK$4,518 million.

12. Dividends

	2002 HK$'m	2001 HK$'m
Special dividend paid	**1,935**	–
Proposed final dividend	**2,273**	–
	4,208	–

At a meeting held on 18 June 2002, the Board declared a special dividend of HK$0.183 per ordinary share (taking into account the share consolidation) amounting to HK$1,935 million. On 28 June 2002, the shareholders of the Company approved the special dividend.

At a meeting held on 20 March 2003, the Board proposed to declare a final dividend of HK$0.215 per ordinary share for the year ended 2002 amounting to HK$2,273 million. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

13. Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2002 of approximately HK$6,673,000,000 (2001: HK$2,768,000,000) and on the ordinary shares in issue of 10,572,780,266 shares. The amount for 2001 has been restated after adjusting for the effect of the share consolidation as described in note 32 as if the share consolidation had occurred at the beginning of the year.

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2002 (2001: Nil).

14. Retirement benefit costs

The Group operates certain defined contribution schemes which are ORSO schemes exempted under the Mandatory Provident Fund Schemes Ordinance ("MPF Schemes Ordinance"). Under the schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice Mandatory Provident Fund Scheme (the "MPF Scheme"), of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the year ended 31 December 2002 amounted to approximately HK$242 million (2001: approximately HK$234 million), after a deduction of forfeited contributions of approximately HK$17 million (2001: approximately HK$36 million). For the MPF Scheme, the Group contributed approximately HK$7 million (2001: approximately HK$4 million) for the year ended 31 December 2002.

15. Share option schemes

(a) 2002 Share Option Scheme and 2002 Sharesave Plan

The principal terms of the 2002 Share Option Scheme and the 2002 Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the 2002 Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the 2002 Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

15. Share option schemes (continued)

(a) 2002 Share Option Scheme and 2002 Sharesave Plan (continued)

The purpose of the 2002 Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

In connection with the Company's listing on the Stock Exchange on 25 July 2002, it has undertaken to the Stock Exchange that it shall not, among other things, grant or offer or agree to grant options over any shares without the prior consent of the Stock Exchange for a period of 6 months from its listing, i.e. until 25 January 2003. Accordingly, no options have been granted by the Company pursuant to the 2002 Share Option Scheme or the 2002 Sharesave Plan for the year ended 31 December 2002. Details of the 2002 Share Option Scheme and 2002 Sharesave Plan are set out on page 41.

The two schemes have not commenced in current year.

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company.

Details of the share options outstanding as at 31 December 2002 are as follows:

	Directors	Senior management	Total number of share options
At 1 January 2002	–	–	–
Add: Share options granted during the year	**13,737,000**	**17,395,600**	**31,132,600**
Less: Share options exercised during the year	–	–	–
Less: Share options lapsed during the year	–	**(174,000)**	**(174,000)**
At 31 December 2002	**13,737,000**	**17,221,600**	**30,958,600**

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. None of these options may be exercised within one year from the date on which dealings in the shares commenced on the Stock Exchange. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

16. Directors' and senior management's emoluments

(a) Directors' emoluments

Details of the emoluments paid and payable to the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

	2002 HK$'m	2001 HK$'m
Fees	3	1
Other emoluments for executive directors		
— basic salaries and allowances	4	3
— discretionary bonuses	1	2
— others (including benefits in kind)	-	1
	8	7

Emoluments of the directors were within the following bands:

	Number of directors	
	2002	2001
Up to HK$1,000,000	12	12
HK$5,000,001 - HK$5,500,000	1	1

The aggregate amount of emoluments paid to the Independent Non-executive Directors during the year was HK$800,000 (2001: Nil).

During the year, options to purchase 13,737,000 shares (2001: Nil) of the Company at HK$8.50 per share, which is the same as the offer price, were granted to the directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. The benefits arising from the granting of these share options are not included in the directors' emoluments disclosed above and have not been recognised in the profit and loss account.

16. Directors' and senior management's emoluments (continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2001: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2001: 4) during the year are as follows:

	2002 HK$'m	2001 HK$'m
Basic salaries and allowances	**9**	6
Discretionary bonuses	**1**	3
Contributions to pensions schemes	**1**	1
	11	10

Emoluments of individuals were within the following bands:

	Number of individuals	
	2002	2001
HK$2,000,001 - HK$2,500,000	**–**	1
HK$2,500,001 - HK$3,000,000	**2**	3
HK$3,000,001 - HK$3,500,000	**2**	–

During the year, no directors waived any emoluments and no emoluments have been paid by the Group to the directors or any of the 5 highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

17. Cash and short-term funds

	2002 HK$'m	2001 HK$'m
Cash	**2,637**	3,240
Balances with banks and other financial institutions	**2,370**	56,658
Money at call and short notice maturing within one month	**95,997**	117,446
Treasury bills (including Exchange Fund Bills)	**14,071**	18,911
	115,075	196,255
An analysis of treasury bills held is as follows:		
Unlisted, held-to-maturity, at amortised cost:	**10,933**	12,932
Unlisted, other investments in securities, at fair value:	**3,138**	5,979
	14,071	18,911

18. Certificates of deposit held

	2002 HK$'m	2001 HK$'m
Held-to-maturity, at amortised cost		
— Unlisted	8,342	9,130
Other investments in securities, at fair value:		
— Unlisted	9,186	10,344
	17,528	19,474

19. Held-to-maturity securities

	2002 HK$'m	2001 HK$'m
Listed, at amortised cost	35,219	16,438
Less: Provision for impairment in value	(12)	—
	35,207	16,438
Unlisted, at amortised cost	59,049	34,592
Less: Provision for impairment in value	(29)	(42)
	59,020	34,550
Total	94,227	50,988
Listed, at amortised cost less provision		
— in Hong Kong	2,946	2,239
— outside Hong Kong	32,261	14,199
	35,207	16,438
Market value of listed securities	36,073	15,905
Held-to-maturity securities are analysed by issuers as follows:		
— Central governments and central banks	3,620	3,470
— Public sector entities	17,028	17,722
— Banks and other financial institutions	64,457	24,454
— Corporate entities	9,122	5,342
	94,227	50,988

20. Investment securities

	2002 HK$'m	2001 HK$'m
Equity securities		
— Listed in Hong Kong, at cost	**16**	16
Less: Provision for impairment in value	**(15)**	(12)
	1	4
— Listed outside Hong Kong, at cost	**1**	1
	2	5
— Unlisted, at cost	**44**	39
Total	**46**	44
Market value of listed equity securities	**4**	5
Investment securities are analysed by issuers as follows:		
— Banks and other financial institutions	**1**	22
— Corporate entities	**45**	18
— Others	**–**	4
	46	44

21. Other investments in securities

	2002 HK$'m	2001 HK$'m
At fair value:		
Debt securities		
— Listed in Hong Kong	1,313	294
— Listed outside Hong Kong	20,818	4,812
	22,131	5,106
— Unlisted	42,078	50,973
	64,209	56,079
Equity securities		
— Listed in Hong Kong	121	28
— Unlisted	30	62
	151	90
Total	64,360	56,169
Other investments in securities are analysed by issuers as follows:		
— Central governments and central banks	3,069	1,495
— Public sector entities	4,914	24,557
— Banks and other financial institutions	46,662	28,876
— Corporate entities	9,715	1,241
	64,360	56,169

22. Advances and other accounts

	2002 HK$'m	2001 HK$'m
Advances to customers	**321,034**	323,038
Accrued interest	**2,006**	2,180
	323,040	325,218
Provision for bad and doubtful debts		
— General	**(6,363)**	(6,538)
— Specific	**(8,650)**	(10,576)
	(15,013)	(17,114)
	308,027	308,104
Advances to banks and other financial institutions	**305**	4
	308,332	308,108

Non-performing loans are analysed as follows:

	2002 HK$'m	2001 HK$'m
Non-performing loans	**25,659**	35,512
Specific provisions made in respect of such advances	**8,637**	10,322
As a percentage of total advances to customers	**7.99%**	10.99%
Amount of interest in suspense	**408**	610

NPLs are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2002 (2001: Nil), nor were there any specific provisions made.

On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to BOC Cayman without recourse (note 42(a)). As at 31 December 2001, the outstanding balance of NPLs which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such NPLs amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the NPLs as a percentage of total advances to customers would have been 9.06%.

23. Provisions for bad and doubtful debts

	2002			
	Specific HK$'m	General HK$'m	Total HK$'m	Suspended interest HK$'m
At 1 January 2002	10,621	6,541	17,162	610
Charge/(credit) to profit and loss account (note 7)	3,033	(178)	2,855	–
Amounts written off	(3,229)	–	(3,229)	(37)
Recoveries of advances written off in previous years (note 7)	904	–	904	–
Amounts written off on disposal (note)	(2,679)	–	(2,679)	–
Interest suspended during the year	–	–	–	296
Suspended interest recovered	–	–	–	(461)
At 31 December 2002	8,650	6,363	15,013	408
Deducted from:				
— advances to customers	8,650	6,363	15,013	

	2001			
	Specific HK$'m	General HK$'m	Total HK$'m	Suspended interest HK$'m
At 1 January 2001	11,031	8,624	19,655	763
Charge/(credit) to profit and loss account (note 7)	9,474	(2,062)	7,412	(13)
Amounts written off	(10,414)	(21)	(10,435)	(173)
Recoveries of advances written off in previous years (note 7)	530	–	530	–
Interest suspended during the year	–	–	–	339
Suspended interest recovered	–	–	–	(306)
At 31 December 2001	10,621	6,541	17,162	610
Deducted from:				
— other assets	45	3	48	
— advances to customers	10,576	6,538	17,114	
	10,621	6,541	17,162	

Note:

On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to BOC Cayman without recourse (note 42(a)).

24. Investments in subsidiaries

	2002 HK$'m
Unlisted shares, at cost	**52,864**

The particulars of all direct and indirect subsidiaries of the Company are set out in Appendix I of the Annual Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2002.

Name	Place of incorporation & establishment	Particulars of issued share capital	Interest held	Principal activities
Bank of China (Hong Kong) Limited	Hong Kong	43,042,840,858 ordinary shares of HK$1 each	*100%	Banking business
Nanyang Commercial Bank, Limited	Hong Kong	6,000,000 ordinary shares of HK$100 each	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong	3,000,000 ordinary shares of HK$100 each	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong	1,000,000 ordinary shares of HK$100 each	100%	Credit card services
Po Sang Futures Limited	Hong Kong	250,000 ordinary shares of HK$100 each	100%	Commodities brokerage

* Shares held directly by the Company

25. Investments in associates

	2002 HK$'m	2001 HK$'m
Share of net assets	**186**	368
Less: Provision for impairment in value	**(22)**	(22)
	164	346
Loans to associates (note)	**346**	68
Amounts due from associates	**–**	2
Less: Provision for loans to associates	**(27)**	–
	483	416

Note:

As at 31 December 2002, loans to associates are all on commercial terms and carry interest at the prevailing market interest rates.

25. Investments in associates (continued)

The following is a list of the principal associates as at 31 December 2002, all of which are corporate entities.

Name	Place of incorporation & establishment	Particulars of issued share capital	Group's equity interest held indirectly	Principal activities
CCIC Finance Limited	Hong Kong	100,000 ordinary shares of HK$1,000 each	30%	Provision of financial advisory services
Charleston Investments Company Limited	Hong Kong	100,000 ordinary shares of HK$10 each	40%	Property investment
CJM Insurance Brokers Limited	Hong Kong	6,000,000 ordinary shares of HK$1 each	33%	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	100,238 ordinary shares of HK$100 each	19.96%	Operation of a private interbank message switching network in respect of ATM services
Kincheng-Tokyo Finance Company Limited	Hong Kong	1,000,000 ordinary shares of HK$100 each	50%	Deposit taking company
Trilease International Limited	Hong Kong	30,000,000 ordinary shares of HK$1 each	40%	Provision of leasing finance
Wealthy Full Enterprises Limited	Hong Kong	10,000 ordinary shares of HK$1 each	35%	Property investment
Zhejiang Commercial Bank Limited	PRC	Registered capital	25%	Banking and related financial services

26. Fixed assets

	2002				
	Premises HK$'m	Investment properties HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Cost or valuation					
At 1 January 2002	15,539	4,881	39	3,418	23,877
Additions	1	2	–	431	434
Acquisitions of subsidiaries	597	315	–	5	917
Disposals	(699)	(36)	–	(330)	(1,065)
Revaluation	(1,211)	(219)	–	–	(1,430)
Reclassification	(782)	782	–	–	–
At 31 December 2002	13,445	5,725	39	3,524	22,733
Accumulated depreciation					
At 1 January 2002	214	–	7	2,607	2,828
Depreciation for the year	401	–	–	231	632
Acquisitions of subsidiaries	–	–	–	4	4
Disposals	(127)	–	–	(330)	(457)
Write-back on revaluation	(486)	–	–	–	(486)
At 31 December 2002	2	–	7	2,512	2,521
Net book value					
At 31 December 2002	13,443	5,725	32	1,012	20,212
At 31 December 2001	15,325	4,881	32	811	21,049
The analysis of cost or valuation of the above assets is as follows:					
At 31 December 2002					
At cost	–	–	39	3,524	3,563
At valuation	13,445	5,725	–	–	19,170
	13,445	5,725	39	3,524	22,733
At 31 December 2001					
At cost	–	–	39	3,418	3,457
At valuation	15,539	4,881	–	–	20,420
	15,539	4,881	39	3,418	23,877

26. Fixed assets (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2002 HK$'m	2001 HK$'m
Held in Hong Kong		
On long term lease (over 50 years)	8,217	10,394
On medium term lease (10-50 years)	4,942	4,616
On short term lease (less than 10 years)	3	3
Held outside Hong Kong		
On long term lease (over 50 years)	53	94
On medium term lease (10-50 years)	222	217
On short term lease (less than 10 years)	6	1
	13,443	15,325

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2002 HK$'m	2001 HK$'m
Held in Hong Kong		
On long term lease (over 50 years)	4,666	4,038
On medium term lease (10-50 years)	929	690
Held outside Hong Kong		
On long term lease (over 50 years)	37	5
On medium term lease (10-50 years)	93	148
	5,725	4,881

26. Fixed assets (continued)

Investment properties were revalued at 31 December 2002 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited.

As at 31 December 2002, the premises are included in the balance sheet at directors' valuation, having regard to the independent professional valuations carried out on majority of the premises.

As a result of the above-mentioned revaluation, increases and decreases in value of the Group's premises and investment properties were recognised in the Group's property revaluation reserves and the profit and loss account respectively as follows:

	Premises HK$'m	Investment properties HK$'m
Increase/(Decrease) in valuation credited /(debited) to property revaluation reserves	46	(13)
Decrease in valuation charged to profit and loss account	(771)	(206)
	(725)	(219)

As at 31 December 2002, the net book value of premises that would have been included in the Group's balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$7,448 million (2001: HK$7,924 million).

27. Hong Kong SAR currency notes in circulation

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

28. Deposits from customers

	2002 HK$'m	2001 HK$'m
Demand deposits and current accounts	21,476	18,639
Savings deposits	204,363	184,288
Time, call and notice deposits	375,138	403,501
	600,977	606,428

29. Assets pledged as security

	2002 HK$'m	2001 HK$'m
Secured liabilities	**3,198**	1,813
Assets pledged as security		
— securities pledged as collateral	**3,400**	1,883

Secured liabilities and assets pledged as security relate to short positions in Exchange Fund Bills and Notes ("EFBNs") which are collateralised by long positions in EFBNs.

30. Other accounts and provisions

	2002 HK$'m	2001 HK$'m
Interest payable	**1,167**	1,615
Current taxation (note (a))	**544**	59
Deferred taxation	**11**	8
Restructuring provision (note (b))	**649**	666
Accruals and other payables	**15,019**	18,323
	17,390	20,671

(a) Current taxation

	2002 HK$'m	2001 HK$'m
Hong Kong profits tax	**531**	42
Overseas taxation	**13**	17
	544	59

30. Other accounts and provisions (continued)

(b) Restructuring provision

	2002 HK$'m	2001 HK$'m
At 1 January	**666**	–
Charge to profit and loss account	–	937
Utilised during the year	**(17)**	(271)
At 31 December	**649**	666

The restructuring provision was made in relation to the Restructuring and Merger of the Group. The amounts not being utilised at 31 December 2002 mainly represents the stamp duty payable which arose from restructuring activities of the Group.

31. Deferred taxation

The deferred tax liability mainly represents the taxation effect of accelerated depreciation allowances. The potential deferred tax asset arising from the general provision for bad and doubtful debts amounted to HK$1,018 million as at 31 December 2002 (2001: HK$1,046 million) has not been recognised in the Group's balance sheet.

32. Share capital

	2002 HK$'m	2001 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000

	2002 HK$'m	2001 HK$'m
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each, respectively.

33. Reserves

	2002 HK$'m	2001 HK$'m
Premises revaluation reserve	113	141
Investment properties revaluation reserve	-	18
Translation reserve	(2)	(2)
Retained earnings/(Accumulated losses)	3,966	(851)
	4,077	(694)

34. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit after provisions to operating cash outflow before taxation

	2002 HK$'m	2001 HK$'m
Operating profit after provisions	9,234	5,750
Depreciation	632	460
Charge for bad and doubtful debts	2,855	7,412
Advances written off net of recoveries	(2,325)	(9,905)
Change in money at call and short notice with original maturity over three months	11,620	(9,507)
Change in treasury bills with original maturity over three months	9,904	(12,464)
Change in placements with banks and other financial institutions with original maturity over three months	3,494	(10,212)
Change in trade bills	(210)	157
Change in certificates of deposit held with original maturity over three months	989	331
Change in held-to-maturity securities	(43,243)	(2,639)
Change in other investments in securities	(8,191)	(22,288)
Change in advances and other accounts	(9,524)	19,914
Change in other assets	1,357	824
Change in deposits and balances of banks and other financial institutions repayable over three months	(5,204)	(13,801)
Change in deposits from customers	(5,451)	(18,298)
Change in other accounts and provisions	(3,830)	10,045
Exchange differences	-	(4)
Operating cash outflow before taxation	(37,893)	(54,225)

34. Notes to consolidated cash flow statement (continued)

(b) Analysis of changes in financing

	2002		
	Share capital HK$'m	Certificates of deposit issued HK$'m	Minority interests HK$'m
At 1 January 2002	**52,864**	**5,000**	**1,066**
Cash outflow upon redemption	**–**	**(5,000)**	**–**
Minority interests share of profits	**–**	**–**	**127**
Dividends paid to minority shareholders	**–**	**–**	**(79)**
At 31 December 2002	**52,864**	**–**	**1,114**

	2001		
	Share capital HK$'m	Certificates of deposit issued HK$'m	Minority interests HK$'m
At 1 January 2001	52,864	9,000	1,532
Cash outflow upon redemption	–	(4,000)	–
Minority interests share of profits	–	–	133
Minority interests share of revaluation reserve	–	–	49
Dividends paid to minority shareholders	–	–	(638)
Released on disposal of subsidiaries	–	–	(10)
At 31 December 2001	52,864	5,000	1,066

(c) Analysis of the balances of cash and cash equivalents

	2002 HK$'m	2001 HK$'m
Cash and balances with banks and other financial institutions	**5,007**	59,898
Money at call and short notice with original maturity within three months	**77,354**	87,183
Treasury bills with original maturity within three months	**8,258**	3,194
Placements with banks and other financial institutions with original maturity within three months	**19,723**	16,843
Certificates of deposit held with original maturity within three months	**234**	1,191
Deposits and balances of banks and other financial institutions with original maturity within three months	**(27,511)**	(47,645)
	83,065	120,664

34. Notes to consolidated cash flow statement (continued)

(d) Acquisition of subsidiaries

	2002 HK$'m	2001 HK$'m
Net assets acquired:		
— Fixed assets	913	13
— Other assets	41	–
— Cash and bank balances	124	61
— Other accounts and provisions	(64)	(37)
	1,014	37
Satisfied by:		
— Cash consideration	1,014	37
Analysis of net (outflow)/inflow of cash and cash equivalents in respect of the acquisition of subsidiaries		
— Cash consideration	(1,014)	(37)
— Cash and bank balances	124	61
	(890)	24

(e) Significant non-cash transaction

As at 31 December 2002, the Group no longer exercised significant influence on Hong Kong Note Printing Limited amounted to HK$31 million as at 31 December 2001 and such amount has therefore been reclassified from investments in associates to investment securities.

35. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 31 December to the contractual maturity dates is as follows:

	2002						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	–	12,567	1,504	–	–	–	14,071
Cash and other short-term funds	5,007	95,997	–	–	–	–	101,004
Placements with banks and other financial institutions	21	72,411	7,727	–	–	–	80,159
Certificates of deposit held	–	1,921	6,589	8,824	194	–	17,528
Debt securities included in:							
— held-to-maturity securities	–	11,565	12,798	65,763	4,064	78	94,268
— other investments in securities	–	15,919	6,068	39,178	3,044	–	64,209
Advances to customers	26,979	17,172	25,702	124,813	100,533	25,835	321,034
Advances to banks and other financial institutions	–	1	1	303	–	–	305
Liabilities							
Deposits and balances of banks and other financial institutions	4,164	25,403	390	–	–	–	29,957
Deposits from customers	228,103	350,232	22,215	427	–	–	600,977

35. Maturity profile (continued)

	2001						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	–	12,721	6,190	–	–	–	18,911
Cash and other short-term funds	59,898	117,446	–	–	–	–	177,344
Placements with banks and other financial institutions	–	53,700	27,073	–	–	–	80,773
Certificates of deposit held	–	4,768	6,768	7,789	149	–	19,474
Debt securities included in:							
— held-to-maturity securities	2	8,641	12,853	24,675	4,859	–	51,030
— other investments in securities	–	27,021	5,885	22,130	1,043	–	56,079
Advances to customers	29,161	19,787	22,809	111,542	103,796	35,943	323,038
Advances to banks and other financial institutions	–	–	–	4	–	–	4
Liabilities							
Deposits and balances of banks and other financial institutions	5,154	48,477	1,664	–	–	–	55,295
Deposits from customers	205,835	367,024	32,473	1,096	–	–	606,428
Certificates of deposit issued	–	–	5,000	–	–	–	5,000

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset which is repayable by different payments or instalments, only that portion of the asset which is actually overdue is reported as overdue. Any part of the asset which is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

36. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	2002 HK$'m	2001 HK$'m
Direct credit substitutes	**3,839**	1,967
Transaction-related contingencies	**2,286**	2,273
Trade-related contingencies	**16,409**	16,391
Other commitments with an original maturity of:		
— under 1 year or which are unconditionally cancellable	**75,844**	84,497
— 1 year and over	**64,402**	43,879
Others	**–**	88
	162,780	149,095

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	2002			2001		
	Trading HK$'m	Hedging HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot	**13,697**	**–**	**13,697**	18,766	–	18,766
Forward and futures contracts	**224**	**–**	**224**	3,224	–	3,224
Swaps	**179,544**	**6,082**	**185,626**	124,585	4,688	129,273
Foreign exchange option contracts:						
— Currency options purchased	**622**	**–**	**622**	2,195	–	2,195
— Currency options written	**28,633**	**–**	**28,633**	19,850	–	19,850
	222,720	**6,082**	**228,802**	168,620	4,688	173,308
Interest rate contracts						
Interest rate swaps	**228**	**20,055**	**20,283**	60	10,088	10,148
Forward rate agreements	**–**	**–**	**–**	1,280	–	1,280
	228	**20,055**	**20,283**	1,340	10,088	11,428
Bullion contracts	**779**	**–**	**779**	545	–	545
Equity contracts						
— Equity options purchased	**975**	**–**	**975**	–	–	–
— Equity options written	**873**	**–**	**873**	–	–	–
	1,848	**–**	**1,848**	–	–	–
Total	**225,575**	**26,137**	**251,712**	170,505	14,776	185,281

36. Off-balance sheet exposures (continued)

(b) Derivatives (continued)

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures which do not take into account the effects of bilateral netting arrangements are as follows:

	2002	2001	2002	2001
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Contingent liabilities and commitments	**45,936**	29,490	**N/A**	N/A
Derivatives:				
— Exchange rate contracts	**596**	407	**870**	457
— Interest rate contracts	**60**	37	**120**	99
— Bullion contracts	**5**	5	**13**	6
— Equity contracts	**33**	–	**17**	–
	694	449	**1,020**	562
Total	**46,630**	29,939	**1,020**	562

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 31 December 2002 and 31 December 2001; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

37. Capital commitments

The Group has the following outstanding capital commitments not provided for in the accounts:

	2002 HK$'m	2001 HK$'m
Authorised and contracted for but not recorded	**303**	74
Authorised and not contracted for	**–**	25
	303	99

The above capital commitments mainly relate to the purchases of computer equipment and software.

38. Operating lease commitments

The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	2002 HK$'m	2001 HK$'m
Land and buildings		
— not later than one year	**164**	333
— later than one year but not later than five years	**175**	150
— later than five years	**9**	–
	348	483

The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables:

	2002 HK$'m	2001 HK$'m
Land and buildings		
— not later than one year	**198**	241
— later than one year but not later than five years	**226**	291
— later than five years	**2**	–
	426	532

39. Litigation

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

40. Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

40. Segmental reporting (continued)

(a) By class of business

	2002					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	10,876	2,375	691	13,942	–	13,942
Other operating income	3,110	745	861	4,716	(544)	4,172
Operating income	13,986	3,120	1,552	18,658	(544)	18,114
Operating expenses	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
Operating profit/(loss) before provisions	9,482	2,946	(339)	12,089	–	12,089
Charge for bad and doubtful debts	(2,855)	–	–	(2,855)	–	(2,855)
Operating profit/(loss) after provisions	6,627	2,946	(339)	9,234	–	9,234
Net loss from disposal/ revaluation of fixed assets	–	–	(1,032)	(1,032)	–	(1,032)
Provision for impairment on held-to-maturity securities and investment securities	–	(4)	(3)	(7)	–	(7)
Provision for impairment on investments in associates	–	–	(27)	(27)	–	(27)
Share of operating losses of associates	–	–	(100)	(100)	–	(100)
Profit/(loss) before taxation	6,627	2,942	(1,501)	8,068	–	8,068
ASSETS						
Segment assets	313,429	400,100	21,173	734,702	–	734,702
Investments in associates	–	–	483	483	–	483
Unallocated corporate assets	–	–	304	304	–	304
	313,429	400,100	21,960	735,489	–	735,489
LIABILITIES						
Segment liabilities	612,240	62,431	2,469	677,140	–	677,140
Unallocated corporate liabilities	–	–	294	294	–	294
	612,240	62,431	2,763	677,434	–	677,434
OTHER INFORMATION						
Additions of fixed assets	–	–	1,351	1,351	–	1,351
Depreciation	–	–	632	632	–	632
Amortisation of premium/discount of held-to-maturity securities	–	1,089	–	1,089	–	1,089
Non-cash expenses other than depreciation/amortisation	2,855	–	–	2,855	–	2,855

40. Segmental reporting (continued)

(a) By class of business (continued)

	2001					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	10,758	3,238	991	14,987	–	14,987
Other operating income	2,925	888	724	4,537	(515)	4,022
Operating income	13,683	4,126	1,715	19,524	(515)	19,009
Operating expenses	(4,811)	(335)	(1,216)	(6,362)	515	(5,847)
Operating profit before provisions	8,872	3,791	499	13,162	–	13,162
Charge for bad and doubtful debts	(7,412)	–	–	(7,412)	–	(7,412)
Operating profit after provisions	1,460	3,791	499	5,750	–	5,750
Restructuring costs	–	–	(937)	(937)	–	(937)
Net loss from disposal/ revaluation of fixed assets	–	–	(1,237)	(1,237)	–	(1,237)
Net gain from disposal of held-to-maturity securities and investment securities	–	–	20	20	–	20
Write-back of provision for impairment on held-to-maturity securities and investment securities	–	23	1	24	–	24
Net gain on disposal of subsidiaries	–	–	12	12	–	12
Provision for impairment on investments in associates/gain on disposal of associates	–	–	20	20	–	20
Share of operating profits of associates	–	–	81	81	–	81
Profit/(loss) before taxation	1,460	3,814	(1,541)	3,733	–	3,733
ASSETS						
Segment assets	312,158	430,990	21,938	765,086	–	765,086
Investments in associates	–	–	416	416	–	416
Unallocated corporate assets	–	–	638	638	–	638
	312,158	430,990	22,992	766,140	–	766,140
LIABILITIES						
Segment liabilities	616,875	93,444	2,357	712,676	–	712,676
Unallocated corporate liabilities	–	–	228	228	–	228
	616,875	93,444	2,585	712,904	–	712,904
OTHER INFORMATION						
Additions of fixed assets	–	–	1,463	1,463	–	1,463
Depreciation	–	–	460	460	–	460
Amortisation of premium/discount of held-to-maturity securities	–	734	–	734	–	734
Non-cash expenses other than depreciation/amortisation	7,412	–	–	7,412	–	7,412

40. Segmental reporting (continued)

(a) By class of business (continued)

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included under "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items which cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment which is the predominant user of the services provided by the unit. Operating expenses of other shared services which cannot be allocated to a specific business segment are included under "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

41. Loans to directors and officers

Particulars of advances made to directors and officers of the Group pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

	2002 HK$'m	2001 HK$'m
Aggregate amount of relevant loans outstanding at year end	99	14
Maximum aggregate amount of relevant loans outstanding during the year	137	20

42. Significant related party transactions

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or other entities.

During the year, the Group entered into various transactions with related parties including the ultimate holding company, the associates of the Group and entities, directly or indirectly, controlled or significantly influenced by the ultimate holding company.

(a) Sale of certain assets to related parties

Sale of loans to BOC Cayman in 2002

Pursuant to a sale and purchase agreement entered into on 26 June 2002 between BOCHK and BOC acting through its Grand Cayman Branch, BOCHK disposed of all of its beneficial interest in certain loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million for a consideration of HK$8,722 million. Included in the loans disposed were loans granted to related parties with a gross book value of HK$5,693 million and specific provisions of HK$749 million. The consideration received in respect of these loans amounted to HK$4,944 million. The gross and net book value of these loans included in the balance sheet as at 31 December 2001 amounted to HK$5,418 million and HK$4,635 million, respectively.

The sale and purchase agreement provides that BOCHK sells and BOC acquires, on and from the transaction date, without recourse the beneficial interests of BOCHK in the loans together with certain related security.

Sale of properties to BOC Insurance

On 2 December 2002, BOCHK entered into a sale and purchase agreement with BOC Insurance, an indirect owned subsidiary of BOC. Pursuant to the said agreement, BOCHK agreed to sell and BOC Insurance agreed to purchase the property known as Sin Hua Bank Centre situated at 134-136 Des Voeux Road Central at a consideration of HK$193 million. Following completion of the said disposal, BOCHK will lease back part of the subject property from BOC Insurance at a monthly rental of HK$400,000 per month (exclusive of rates and management fees) to continue with the operation of its Gilman Street Branch. Completion is expected to take place on or before 2 April 2003.

Service and administration of loans sold to related parties

Pursuant to servicing agreements entered into on 6 July 2002 between BOCHK, Nanyang, BOC and Zhong Gang, BOCHK and Nanyang undertake to service and administer the loans and the related securities which were transferred to Zhong Gang in 1999 and BOC Cayman in June 2002 at a fee to be agreed among the parties from time to time. In 2002, the relevant service fees amounted to approximately HK$7 million.

(b) Purchase of certain assets from related parties

Acquisition of subsidiaries

During the year, BOCHK acquired a 100% interest in two companies, namely Sin Chiao and Perento from a fellow subsidiary, Kawell, at a total consideration of approximately HK$1 billion. The primary business of the two companies is the holding of properties mainly used by BOCHK as bank premises. The acquisition discharged certain inter-company debts due from a fellow subsidiary to BOCHK. The transactions were conducted on normal commercial terms.

42. Significant related party transactions (continued)

(c) Advances to third parties guaranteed by related parties

As at 31 December 2002, BOC and a fellow subsidiary provided guarantees for loans in favour of the Group amounted to HK$1,982 million (2001: HK$1,900 million) to certain third parties. The fellow subsidiary held equity interests of not more than 20% in these third parties.

(d) Summary of transactions entered into during the ordinary course of business with the related parties

The aggregate income and expenses arising from related party transactions with BOC, fellow subsidiaries, and associates are summarised as follows:

	Note	2002 HK$'m	2001 HK$'m
Profit and loss items:			
Interest income	(i)	491	4,349
Interest expense	(ii)	(247)	(2,795)
Insurance commission received (net)	(iii)	98	39
Administrative services fees received	(iv)	24	14
Rental and license fees received	(iv)	28	25
Funds selling commission received	(vi)	103	29
Correspondent banking fee sharing	(vii)	9	8
Credit card commission paid (net)	(v)	(47)	(21)
Securities brokerage commission paid (net)	(v)	(82)	(119)
Rental fees paid	(v)	(35)	(61)
Property management and letting agency fees paid	(v)	(18)	(13)
Charge for bad and doubtful debts		(15)	(403)

	Note	2002 HK$'m	2001 HK$'m
Balance sheet items:			
Cash and short-term funds	(i)	15,041	69,458
Placements with banks and other financial institutions	(i)	17,539	13,400
Advances	(i), (viii)	867	6,531
Other investments in securities	(i)	234	234
Other assets	(ix)	5	106
Deposits from and balances of banks and other financial institutions	(ii)	20,304	48,386
Deposits from customers	(ii)	4,409	3,958
Other accounts and provisions	(ix)	5	–

42. Significant related party transactions (continued)

(d) Summary of transactions entered into during the ordinary course of business with the related parties (continued)

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC, fellow subsidiaries and associates including deposit of cash and short-term funds, placement of interbank deposits, investments in its securities and provision of loans. The transactions were conducted in the normal course of business at prices and terms which are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC, fellow subsidiaries and associates on normal commercial terms with reference to prevailing market rates.

(iii) Insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

(iv) Administrative services fees, rental and license fees received

In the ordinary course of business, the Group provides various administrative services including internal audit, technology, human resources support and training to, and receives office premises rental and license fees from BOC, fellow subsidiaries and associates on normal commercial terms.

(v) Commission, property management, letting agency fee and rental fees paid

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC and fellow subsidiaries. The Group also pays rental fees to BOC and its associates. These transactions have been entered into in the ordinary course of business and on normal commercial terms.

(vi) Funds selling commission received

In the ordinary course of business, the Group also engages in promoting and selling fund products of a fellow subsidiary to customers of the Group as their intermediary on normal commercial terms.

(vii) Correspondent banking fee sharing

In the ordinary course of business, the Group provides services to its customers include advising on and collecting letters of credit issued by BOC and remittances. BOC also provides similar services to its customers including advising on and collecting letters of credit issued by the Group and remittances. The Group shares the fees paid by customers of BOC and of the Group accordingly.

(viii) Advances to related parties

In the ordinary course of business, the Group extends loans and credit facilities to BOC, fellow subsidiaries, and associates on normal commercial terms with reference to prevailing market rates. The revenue from such transactions would include interest income on the amount drawn as well as arrangement and commitment fees.

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC and fellow subsidiaries. The receivables and payables arose from transactions carried out in the normal course of business.

(e) Off-balance sheets items

Contingent liabilities and commitments

In the ordinary course of business, the Group provides guarantees for the obligations of BOC and fellow subsidiaries on normal commercial terms. Such guarantees as at 31 December 2002 amounted to HK$185 million (2001: HK$297 million).

42. Significant related party transactions (continued)

(e) Off-balance sheets items (continued)

Derivatives

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC and fellow subsidiaries. The aggregate notional amount of such derivative transactions amounted to HK$12,722 million as at 31 December 2002 (2001: HK$10,655 million). These transactions are executed on normal commercial terms with reference to prevailing market rates.

(f) Balances with group companies and associates

Included in the following balance sheet captions are balances with the ultimate holding company:

	2002 HK$'m	2001 HK$'m
Cash and short-term funds	15,031	69,197
Placements with banks and other financial institutions	17,533	13,053
Advances	4	37
Other investments in securities	234	234
Other assets	–	106
Deposits from and balances of banks and other financial institutions	19,107	48,004

Included in the following balance sheet captions are balances with fellow subsidiaries and associates of the ultimate holding company:

	2002 HK$'m	2001 HK$'m
Cash and short-term funds	10	191
Placements with banks and other financial institutions	6	347
Advances	517	5,717
Other assets	5	–
Deposits from and balances of banks and other financial institutions	1,195	379
Deposits from customers	4,352	3,936
Other accounts and provisions	5	–

There were no material balances with associates of the Group as at 31 December 2002.

(g) Key management personnel

Other than the advances to key management personnel of approximately HK$99 million, no material transaction was conducted with key management personnel of BOCHK and its holding companies and parties related to them.

43. Ultimate holding company

The ultimate holding company is BOC, a state-owned commercial bank established under the laws of PRC.

44. Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 20 March 2003.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital adequacy

	2002	2001
Capital adequacy ratio	**13.99%**	14.38%
Adjusted capital adequacy ratio	**14.39%**	14.57%

The capital adequacy ratio is computed on the consolidated basis which comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted capital adequacy ratio taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted capital adequacy ratio.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2002 and 31 December 2001 and reported to the HKMA is analysed as follows:

	2002 HK$'m	2001 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**8,087**	9,481
Profit and loss account	**2,360**	(850)
Minority interests	**867**	910
	54,357	52,584
Supplementary capital:		
General provisions for doubtful debts	**5,200**	4,943
Total capital base before deductions	**59,557**	57,527
Deductions:		
Shareholdings in subsidiaries or holding company	**(482)**	(375)
Exposures to connected companies	**(918)**	(347)
Equity investments of 20% or more in non-subsidiary companies	**(171)**	(256)
Investments in the capital of other banks or other financial institutions	**(1)**	(1)
	(1,572)	(979)
Total capital base after deductions	**57,985**	56,548

3. Liquidity ratio

	2002	2001
Average liquidity ratio	**41.17%**	39.88%

The average liquidity ratio for the year ended 31 December 2002 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The average liquidity ratio for 2001 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

Prior to the Restructuring and Merger, the liquidity ratio of each of the predecessor entities was managed on an individual basis.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	2002						
	Equivalent in millions of HK$						
	US Dollars	Euro Dollars	Canadian Dollars	Australian Dollars	New Zealand Dollars	Others	Total
Spot assets	**168,003**	**16,688**	**5,002**	**23,525**	**11,809**	**28,198**	**253,225**
Spot liabilities	**(135,565)**	**(10,753)**	**(6,352)**	**(27,799)**	**(15,226)**	**(20,381)**	**(216,076)**
Forward purchases	**102,549**	**7,025**	**1,964**	**8,798**	**5,381**	**32,696**	**158,413**
Forward sales	**(138,688)**	**(13,279)**	**(610)**	**(4,541)**	**(1,884)**	**(40,412)**	**(199,414)**
Net options position	**(444)**	**41**	**101**	**192**	**100**	**13**	**3**
Net long/(short) position	**(4,145)**	**(278)**	**105**	**175**	**180**	**114**	**(3,849)**

	2001						
	Equivalent in millions of HK$						
	US Dollars	Euro Dollars	Canadian Dollars	Australian Dollars	New Zealand Dollars	Others	Total
Spot assets	197,497	13,689	6,269	28,316	14,167	21,579	281,517
Spot liabilities	(134,348)	(11,303)	(6,095)	(27,380)	(14,550)	(21,513)	(215,189)
Forward purchases	70,500	8,894	127	1,623	1,211	19,769	102,124
Forward sales	(124,606)	(11,313)	(301)	(2,538)	(794)	(19,616)	(159,168)
Net options position	4,277	75	(53)	135	43	7	4,484
Net long/(short) position	13,320	42	(53)	156	77	226	13,768

There were no significant net structural positions for the Group as at 31 December 2002 and 31 December 2001.

5. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2002 HK$'m	2001 HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
— Property development	**26,591**	28,300
— Property investment	**50,992**	47,758
— Financial concerns	**8,891**	7,314
— Stockbrokers	**82**	108
— Wholesale and retail trade	**23,781**	24,091
— Manufacturing	**12,834**	11,477
— Transport and transport equipment	**11,192**	8,778
— Others	**40,440**	51,054
Individuals		
— Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**19,956**	20,273
— Loans for purchase of other residential properties	**85,853**	82,513
— Credit card advances	**3,554**	3,019
— Others	**8,469**	9,735
Total loans for use in Hong Kong	**292,635**	294,420
Trade finance	**8,873**	10,566
Loans for use outside Hong Kong	**19,526**	18,052
Gross advances to customers	**321,034**	323,038

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account of the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	2002 HK$'m	2001 HK$'m
Hong Kong	**304,924**	310,953
Mainland China	**4,456**	7,753
Others	**11,654**	4,332
	321,034	323,038

(ii) Advances overdue for over three months

	2002 HK$'m	2001 HK$'m
Hong Kong	**17,060**	21,713
Mainland China	**1,402**	3,465
Others	**163**	120
	18,625	25,298

(iii) Non-performing loans

	2002 HK$'m	2001 HK$'m
Hong Kong	**23,653**	30,043
Mainland China	**1,755**	5,130
Others	**251**	339
	25,659	35,512

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2002				
Asia, other than Hong Kong				
— Mainland China	36,489	2,665	5,426	44,580
— Others	44,078	6,015	4,160	54,253
	80,567	8,680	9,586	98,833
North America				
— United States	8,133	10,594	15,703	34,430
— Others	12,158	2,647	14	14,819
	20,291	13,241	15,717	49,249
Western Europe				
— Germany	36,172	-	10,743	46,915
— Others	109,843	1,451	12,511	123,805
	146,015	1,451	23,254	170,720
Total	246,873	23,372	48,557	318,802

6. Cross-border claims (continued)

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2001				
Asia, other than Hong Kong				
— Mainland China	86,190	2,616	8,346	97,152
— Others	47,615	13,155	1,991	62,761
	133,805	15,771	10,337	159,913
North America				
— United States	17,086	16,955	8,678	42,719
— Others	17,217	1,571	47	18,835
	34,303	18,526	8,725	61,554
Western Europe				
— Germany	34,533	7	2,645	37,185
— Others	108,764	3,165	1,289	113,218
	143,297	3,172	3,934	150,403
Total	311,405	37,469	22,996	371,870

7. Overdue and rescheduled assets

(a) Overdue and non-performing loans

	2002		2001	
	Amount HK$'m	% of gross advances to customers %	Amount HK$'m	% of gross advances to customers %
Gross advances to customers which have been overdue for:				
— six months or less but over three months	2,240	0.70%	4,212	1.30%
— one year or less but over six months	3,486	1.08%	5,427	1.68%
— over one year	12,899	4.02%	15,659	4.85%
Advances overdue for over 3 months	18,625	5.80%	25,298	7.83%
Less:				
Amount overdue for over 3 months and on which interest is still being accrued	(550)	(0.17%)	(1,786)	(0.55%)
Add:				
Amount overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
— included in rescheduled advances	1,436	0.45%	1,315	0.41%
— others	6,148	1.91%	10,685	3.30%
Gross non-performing loans	25,659	7.99%	35,512	10.99%

At 31 December 2002 and 31 December 2001, there were no advances to banks and other financial institutions which were overdue for over three months.

(b) Other overdue assets

	2002 HK$'m	2001 HK$'m
Overdue for:		
— six months or less but over three months	3	9
— one year or less but over six months	1	5
— over one year	–	4
	4	18

As at 31 December 2002, other overdue assets represented the accrued interest.

7. Overdue and rescheduled assets (continued)

(c) Rescheduled advances to customers

	2002		2001	
	Amount HK$'m	% of gross advances to customers %	Amount HK$'m	% of gross advances to customers %
Rescheduled advances to customers	**1,464**	**0.46%**	1,814	0.56%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 31 December 2002 and 31 December 2001, there were no rescheduled advances to banks and other financial institutions.

8. Repossessed assets held

	2002 HK$'m	2001 HK$'m
Repossessed assets held	**2,097**	3,323

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

9. Risk management

Overview

Management of risk is fundamental to the business of the Group and is an integral part of its strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (including interest rate and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and increase shareholder value, while maintaining its risk exposures within acceptable limits.

Risk Management Structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

To achieve BOCHK's risk management goals, BOCHK established, in connection with its reorganisation, a more centralised, independent and comprehensive risk management structure that involves the following elements:

- A standardised corporation governance structure to provide active oversight and participation by the Board of Directors, committees and senior management;
- reporting lines that are independent of BOCHK's SBUs;
- uniform risk management policies, procedures and limits by which BOCHK identifies, measures, monitors and controls inherent risks;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

BOCHK has developed and implemented comprehensive risk management policies and procedures to identify, measure, monitor and control credit risk, market risk, liquidity risk and operational risk across the organisation. The RMC under the Board of Directors is responsible for approving risk management policies and procedures and significant asset and liability management policies proposed by the ALCO.

Each SBU is responsible for implementation of appropriate policies, procedures and controls in relation to risk management. Our CRO oversees and monitors the operations of the RMD and reports directly to the RMC. Our CRO is also responsible for assisting the Chief Executive on the bank-wide credit risk, market risk and operational risk management and submitting to the RMC the independent risk management report each month.

CFO has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, our CFO, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and reports the financial position of the bank relating to interest rate risk and liquidity risk to the ALCO and the RMC on a regular basis.

9. Risk management (continued)

Risk Management Structure (continued)

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, also face the same types of inherent business risks and they adopt consistent risk management strategies and policies as BOCHK. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury operations.

BOCHK's primary goal in credit risk management is to maximise its risk-adjusted rate of return while maintaining its credit risk exposure within acceptable parameters. In particular, BOCHK has developed and implemented comprehensive policies and procedures to identify, measure, monitor and control credit risk across the organisation. BOCHK's Board of Directors, with the assistance of the RMC, sets the Group's overall risk management strategy and policies, and the Group's overall risk limits and credit authorisation guidelines. The RMC is responsible for reviewing and approving the Group's risk management policies and procedures as well as modifications to these policies and procedures. BOCHK's credit risk management structure seeks to meet its primary goal by:

- establishing an appropriate credit risk environment;
- enforcing prudent procedures for approving credits;
- maintaining an appropriate credit administration, measurement and monitoring process; and
- ensuring adequate independent oversight and control over credit risk.

Consistent with BOCHK's overall risk management objectives, the key principles that ensure effective implementation of BOCHK's credit risk management strategy are:

- balancing BOCHK's tolerance for risk with the level of expected returns;
- diversifying BOCHK's loan portfolio by geographic regions, industries, products, customers, maturities and currencies;
- maintaining the independence of the credit review process to ensure risk assessment and monitoring are conducted in an objective and comprehensive manner;
- emphasising the importance of cash flow as an essential factor in assessing applicants' repayment ability;
- compliance with legal and regulatory requirements;
- assigning clearly defined credit risk management responsibilities and accountability to each relevant operating unit and people involved in the risk management process;
- avoiding over-reliance on collateral and guarantees;
- accurate measurement and full disclosure of credit risk exposure; and
- maintenance of consistent credit policy.

Credit Risk Management Structure

BOCHK's Board of Directors, representing the shareholders' overall interests, is responsible for determining its credit risk management strategic objectives and principles. The Board, with the aim of maximising BOCHK's risk-adjusted returns as well as shareholders' wealth, holds ultimate responsibility for BOCHK's overall credit risk management process.

9. Risk management (continued)

Credit Risk Management Structure (continued)

The RMC is a board level committee that has the responsibility of determining and revising BOCHK's credit risk management policies and procedures.

BOCHK believes that independence and proper checks-and-balances are of critical importance in effective risk management. To this purpose, in BOCHK's managerial/organisational structure, the RMD and the Audit Department are placed onto the hierarchical position in which they directly report to the RMC and Audit Committee respectively. All these committees and departments form an independent line of control.

In addition, respective responsibilities, accountabilities and authorities related to credit risk management are clearly defined throughout BOCHK.

The Chief Executive is responsible for, among other things, implementing the credit risk management strategy and significant policies approved by the Board. The Chief Executive is also charged with balancing BOCHK's goal of generating a high yield on its assets with the need to maintain risk exposure within the shareholder's tolerance level.

The Credit Committee has primary responsibility for reviewing and approving loans exceeding the credit extension limit of the deputy chief executives of credit initiation unit, loans exceeding the credit extension limit of the head of the Special Assets Management Department in the course of restructuring classified loans, loans exceeding the veto right of the CRO and applications which have been vetoed by our CRO and in respect of which an appeal has been lodged with the credit committee.

BOCHK's credit initiation units, such as Corporate Banking, Retail Banking and China Business Head Office, act as the first line of risk control. They are required to conduct business activities within the limits of delegated authority and in accordance with BOCHK's credit risk management strategy, policies and procedures.

The RMD, being structurally independent to credit initiation units, assists the Chief Executive in managing credit risk based on the credit risk management strategies and policies. It also provides independent due diligence relating to identifying, measuring, monitoring and controlling credit risk.

To avoid any potential conflicts of interest, the credit review functions are independent of the business development units. Multi-level credit approval authorities are set depending mostly on the credit officers' professional experience, skill and responsibilities. All credit approval and review authorities originate from BOCHK's Board of Directors.

The Special Assets Management Department is responsible for the collection of NPLs. Other departments, though not specified above, are also charged with relevant matters in relation to credit risk management.

9. Risk management (continued)

Credit Approval Procedures

BOCHK employs discriminatory approval procedures for high-risk loans and low risk loans.

Low risk credit transactions that fulfill certain requirements relating to credit types, loan purposes, loan amount, guarantee, collateral coverage and security adequacy are processed using low risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit applications without prior review by the RMD. The corresponding loan review officer in the RMD should conduct independent post-approval reviews of such pre-approved low risk credit transactions and assess if initial credit decisions have been made in accordance with the established procedures.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by Review Officers in the RMD in the respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto or concurrence based on the review conclusions.

Significant loans include loans exceeding the credit extension limit of the deputy chief executives of the Group's credit initiation units, loans exceeding the credit extension limit of the head of the Special Assets Management Department in the course of restructuring classified loans, loans exceeding the approval right of the CRO and loan applications which have been vetoed by our CRO and in respect of which an appeal has been lodged with the Credit Committee. Significant loans are reviewed and approved by the Credit Committee.

Credit Risk Assessment

The result of credit risk assessments is a critical factor in making credit decisions. BOCHK's credit assessment emphasises a thorough understanding of the purpose and structure of the loan, the borrower's financial status, cash flow position and repayment ability as well as business management. BOCHK also evaluates the industry risk associated with the corporate borrowers. When assessing an individual loan application, BOCHK considers overall credit risk at the portfolio level.

Credit Risk Monitoring

BOCHK has well-established policy and procedure to monitor credit risk and limits consistently and continuously by means of robust and just-in-time administrative information systems. An independent dedicated division in RMD conducts thorough and comprehensive monitoring on each obligor and group of obligors to identify and control the individual and overall credit risk in our loan portfolio.

An early alert program for potential problem customers has been established in order to detect early signs of deterioration in credit status of obligors and to trigger closer monitoring to prevent further deterioration. On the other hand, a conservative real property collateral discount policy has been implemented to reflect the current stagnant property market in Hong Kong.

To achieve sustainable reduction of the NPLs and improvement on asset quality, BOCHK has set up internal targets to evaluate the effort and performance in the resolution of criticised loans. RMD provides regular monitoring reports on the progress to senior management for high-level oversight. An incentive scheme has also been developed to provide appreciation and reward to those who have made the most contribution and merit in the progress.

9. Risk management (continued)

Market Risk Management

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to-market valuation.

Market risk is managed within risk limits approved by the RMC. The overall risk limits are set into sub-limits by reference to different risk factors, which are interest rate, foreign exchange, commodity and equity prices. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

The Market Risk Division in the RMD is responsible for the daily market risk management. Through the daily risk monitoring process, the Market Risk Division measures risk exposures against approved limits and initiates specific action to ensure that the overall and individual market risks are managed within an acceptable level.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in foreign exchange, interest rates, commodity and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/covariance basis, uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

At 31 December 2002, the VaR for all trading market risk exposure of BOCHK was HK$3.3 million (2001: HK$1.6 million), the VaR for all trading interest rate risk exposure was HK$2.1 million (2001: HK$1.5 million) and the VaR for all trading foreign exchange risk exposure was HK$1.1 million (2001: HK$1.2 million). The average VaR for the year ended 31 December 2002 was HK$3.3 million.

Prior to the Restructuring and Merger, market risk of each of the predecessor entities was managed on an individual basis. As a result, the average, high and low daily VaR from market risk-related trading activities of BOCHK for the year ended 31 December 2001 is not comparable and hence not presented.

For the year ended 31 December 2002, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.3 million (2001: HK$2.0 million). The standard deviation of these daily trading revenues was HK$1.5 million (2001: HK$1.1 million). An analysis on the frequency distribution of daily trading revenues illustrated below shows that ten (2001: three) losses were recorded out of 247 trading days for the year ended 31 December 2002 and the maximum daily loss was HK$2.8 million (2001: HK$2.8 million). The most frequent result was a daily trading revenue of between HK$2 million to HK$2.5 million (2001: HK$1.5 million to HK$2.0 million). The highest daily revenue was HK$7.0 million (2001: HK$5.4 million).

9. Risk management (continued)

Market Risk Management (continued)


Daily Distribution of Trading Market Risk Revenues For The Year Ended 31 December 2002
NUMBER OF DAYS
50
45
40
35
30
25
20
15
10
5
0
-2.5 OR BELOW
-2.5 TO -2
-2 TO -1.5
-1.5 TO -1
-1 TO -0.5
-0.5 TO 0
0 TO 0.5
0.5 TO 1
1 TO 1.5
1.5 TO 2
2 TO 2.5
2.5 TO 3
3 TO 3.5
3.5 TO 4
4 TO 4.5
4.5 TO 5
5 TO 5.5
5.5 TO 6
6 TO 6.5
6.5 OR ABOVE
REVENUE (HK$'M)

Foreign Exchange Risk Management

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risks through its interbank market activities. In particular, BOCHK mitigates exchange rate risks by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the RMC. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling BOCHK's credit risk exposure arising from foreign exchange transactions.

Interest Rate Risk Management

BOCHK's balance sheet consists predominantly of Hong Kong dollar denominated interest rate sensitive assets and liabilities. BOCHK's primary sources of interest rate risk are mismatches in the maturities or re-pricing periods of these assets and liabilities and movements in interest rates. In addition, different pricing bases for different transactions may also lead to interest rate risk for BOCHK's assets and liabilities within the same re-pricing period.

9. Risk management (continued)

Interest Rate Risk Management (continued)

BOCHK's Treasurer is responsible for formulating the policy and developing risk management system to assist BOCHK's ALCO in identifying, measuring, monitoring and controlling interest rate risk. The Treasurer uses gap analysis to measure BOCHK's exposure to interest rate risk. The gap is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be re-priced within a specific time band. Gap analysis provides BOCHK with a static view of the maturity and re-pricing characteristics of its balance sheet positions. The Treasurer measures the gaps by classifying all assets, liabilities and off-balance sheet items for each currency into appropriate time bands according to contracted maturities or anticipated re-pricing time bands. The magnitude of the gaps indicate the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities, and are controlled according to the gap limits approved by the Board of Directors. The potential risks associated with these gaps are assessed through simulated interest rate scenarios to testify that the net interest income variations are within the manageable range sanctioned by the Board. The impact of basis risk is gauged by the change in net interest income as a result of uncorrelated movements between the base lending rate and key money market rate. All the results are reported daily.

Liquidity Risk Management

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increase in the cost of funding to refinance the BOCHK's asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price. The goal of liquidity management is for BOCHK to be able, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its investment opportunities.

BOCHK maintains flexibility in meeting its funding requirements by maintaining diverse sources of liquidity. BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. BOCHK may also borrow in the short-term interbank markets, although it is typically a net lender of funds. In addition, BOCHK may from time to time raise funds through the sale of investments.

BOCHK uses the majority of funds raised to extend loans, to make investments in debt securities or to conduct interbank placements. Generally deposits have a shorter average maturity than interbank placements that in turn are of shorter average maturity compared with that of loans or investments.

BOCHK maintains a buffer portfolio of liquid, high quality securities that is managed by BOCHK's Treasurer under the supervision of the CFO and the ALCO. These securities may generally be sold at any time at market prices to meet BOCHK's emergent liquidity needs. BOCHK may also manage its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity, at borrowing rates that are subject to market conditions.

9. Risk management (continued)

Liquidity Risk Management (continued)

The primary goal of the BOCHK's asset and liability management strategy is to achieve an optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives and works closely with the Treasurer to ensure that BOCHK maintains adequate levels of liquidity and secures the lowest possible cost of funding, while closely planning and monitoring BOCHK's on- and off-balance sheet assets and liabilities with regard to the risk incurred. The Treasurer adjusts, as necessary, BOCHK's liquidity and foreign exchange positions in line with the policies of ALCO, and also provides reporting and analytical services to ALCO with respect to current and planned positions taken for investment, funding and foreign exchange management purposes. In particular, BOCHK has implemented various measures to:

- improve its management information system to provide timely information on the movement of its liquid assets and that of its customer deposits on a daily, weekly and monthly basis;
- monitor liquidity ratios in compliance with the HKMA's requirements;
- prepare regular maturity gap analysis to enable management to review and monitor BOCHK's liquidity position on a timely basis;
- conduct scenario analysis to estimate the impact of various risk factors on the liquidity position;
- establish a range of liquidity risk factors for monitoring purposes and a liquidity risk warning index system to detect early signs of any irregularities; and
- create a three-tier response system to effectively deal with any emergencies.

Capital Management

The Group monitors the adequacy of its capital using the CAR as one of the major measurements, which is subject to the HKMA regulatory requirements. The Group maintained its capital to comply with all the statutory standards for all the periods presented in the report. On consolidated basis, BOCHK's unadjusted CAR and adjusted CAR incorporating market risk decreased slightly from 14.38% and 14.57% as at the end of last year to 13.99% and 14.39% respectively.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is BOCHK's objective to manage this risk in line with the best practice of the industry.

In order to achieve effective internal control, BOCHK is to maintain adequate documentation of its business processes and operating procedures. It also emphasises on segregation of duties and independent authorisation among all business activities.

Every department is primarily responsible for managing operational risk and establishing procedures within their own business functions. This is monitored by the Operational Risk Division of RMD and Audit Department, which play important roles in periodic review on various business operations.

During the year, BOCHK monitors operational risk losses and periodically collects loss data to meet the requirements of Basle's new capital accord.

Our Business Continuity Plan was further enhanced in the year. Adequate facilities are maintained and tested for the recovery of critical business functions in the event of a disaster. BOCHK also arranges insurance cover to mitigate potential losses in respect of operational risk.

10. Connected transactions

In 2002, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's ultimate holding company and therefore a connected person of the Company, all such transactions constituted connected transactions subsequent to the listing of the Company on the Stock Exchange for the purposes of the Listing Rules.

The transactions fell into the following three categories:

(1) de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14.24 of the Listing Rules;

(2) certain regular banking transactions for which the Stock Exchange has granted a waiver. These transactions were entered into on a continual basis throughout the year unless otherwise noted; and

(3) three connected transactions which do not fall under (1) or (2) above and which are described in more detail at the end of this section.

Ongoing Connected Transactions Under Waivers

A brief description of the transactions set out in paragraph (2) is set out below, followed by a table setting out the amounts for each such type of transaction in 2002. Certain of these transactions were subject to annual caps agreed by the Stock Exchange and the Company, and none of these caps was exceeded. All of these transactions were conducted on normal commercial terms unless specified otherwise.

Derivatives Transactions

These included interest rate and currency interest rate swaps, and currency and bond options entered into with BOC and its Associates.

Foreign Exchange Transactions

These included inter-bank foreign currency exchange transactions, spot, forward and outright transactions, and exercised currency options entered into with BOC and its Associates.

Inter-bank Capital Markets Transactions

These included buying and selling debt securities (both those issued by independent third parties and those issued by BOC and its Associates) and equities by the Group from, to and on behalf of BOC and its Associates on issue and in the secondary market, and the Group acting as custodian for BOC and its Associates and BOC acting as custodian for the Group.

10. Connected transactions (continued)

Bullion Trading

BOCHK entered into deferred settlement bullion transactions with BOC Macau Branch and Tai Fung Bank, a subsidiary of BOC, and bullion spot transactions with normal settlement with BOC. BOCHK also entered into physically settled bullion transactions with BOC Macau Branch and BOC Singapore Branch on which it provided a rebate on normal commercial terms.

Correspondent Banking Fee Sharing Programs

BOC New York Branch provided remittance services to BOCHK's customers as correspondent bank, and BOC shared the fees paid by BOCHK's customers for such services with BOCHK. BOCHK also cooperated with BOC in relation to issuing letters of credit for Taiwan related business, for which BOCHK received from BOC a fee based on a portion of the overall fees paid by BOC's customers for such facilities.

Capital Markets Transactions

The Group entered into various capital markets transactions with BOC and its Associates, in particular BOCI Capital, an indirect subsidiary of BOC. These transactions included participation in syndicated loans, sub-participation of loans, acquiring and disposing of interests in syndicated loans, subscription and/or issuance of debt securities and tax efficiency financing.

Loan Servicing Agreements

On 6 July 2002, BOCHK and Nanyang entered into loan servicing agreements with BOC Cayman and Zhong Gang, pursuant to which BOCHK and Nanyang agreed to provide, for a fixed fee based on the agreed cost of the services plus a margin, servicing, collection, account opening and reporting services in respect of certain loans sold by BOCHK and Nanyang to BOC Cayman and Zhong Gang in 2002 and 1999, respectively.

Provision of Insurance Cover by BOC Insurance

BOC Insurance and its subsidiaries provided general and life insurance to the Group.

Insurance Agency

The Group provided insurance agency services to BOC Insurance and BOC Life on a commission basis.

Securities Brokerage

BOCI Securities provided securities brokerage services to the Group. The Group paid BOCI Securities commissions for its services and received rebates in return.

Credit Card Services

Pursuant to a Credit Card Cooperation and Services Agreement dated 6 July 2002 between BOC-CC, a subsidiary of BOCHK, and BOC, BOC-CC provided certain services to BOC in relation to its Great Wall International Card (the "International Card"), its Great Wall Renminbi Card (the "Renminbi Card"). BOC-CC shared the fees, profits and losses in relation to the operations of the International Card and the Renminbi Card with BOC as set out in the agreement. This agreement formalised many of the relationships that existed prior to its execution.

10. Connected transactions (continued)

BOC-CC Business in Macau

BOC Macau Branch and Tai Fung Bank promoted BOC-CC's Hong Kong dollar and Macau pataca settled credit cards and provided customer services in return for a share of profits or commission payment. They also provided services for BOC-CC's merchant acquiring business in Macau in return for commission sharing.

BOC-CC Business in Mainland China

BOC promoted and provided services for BOC-CC's merchant acquiring business in Mainland China in return for commission sharing. BOC provided over-the-counter cash withdrawal services to cardholders of BOC-CC in Mainland China, for which the cardholder was charged a transaction handling fee that was shared between BOC and BOC-CC.

Credit Card Support Services to BOC Singapore Branch

BOC-CC provided business support services to BOC Singapore Branch in relation to its credit card business, for which BOC-CC was paid on the basis of cost plus a margin of 5%. Pursuant to the Credit Card Cooperation and Services Agreement, these services may be extended on similar terms to such other branches of BOC outside Mainland China.

Credit Card Training Subsidy

Pursuant to the Credit Card Cooperation and Services Agreement, BOC-CC has agreed to pay BOC a training subsidy of HK$2 million per annum, or such other amount as may be agreed for the provision of training by BOC to BOC's personnel in its provincial branches throughout Mainland China in support of BOC-CC's business in Mainland China.

Selling of Funds Products

The Group promoted MPF products for BOCI-Prudential Trustee, and promoted guaranteed fund products for BOCI-Prudential Manager, both indirect subsidiaries of BOC, and as their intermediary sold these products for a commission to its clients.

Services and Relationship Agreement

On 6 July 2002, the Company and BOCHK entered into a Services and Relationship Agreement with BOC and certain of its subsidiaries. Under this agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with BOCHK on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to inter-bank lending, loans, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. BOCHK has agreed to, and agreed to procure that its subsidiaries, enter into all future arrangements on the same basis, save that the rates offered to BOC and its Associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement also covers the provision of the services set out below:

Administrative Services

Administrative support and company secretarial services to BOC (BVI), BOCHKG and Hua Chiao on the basis of cost plus a margin of 5%.

10. Connected transactions (continued)

Audit Services

Audit services for BOC on various branches and subsidiaries of BOC located in the Asia-Pacific region, other than BOC's branches in Mainland China, on the basis of cost plus a margin of 5%.

Information Technology Services

Information technology services to BOC's branches in Hong Kong, Macau, the Asia-Pacific region and Mainland China, on the basis of cost plus a margin of 5%. Under various information technology services contracts BOCHK provides similar services to BOC's Associates on similar terms. Prior to July 2002, BOCHK charged BOC, its branches and Associates for its information technology services only at cost.

Training Services

Training services to BOC's employees in Hong Kong on the basis of cost plus a margin of 5%.

Secondments from BOC

BOC seconded management level and supervisory staff to BOCHK's branches in Mainland China. BOCHK paid salaries directly to the staff concerned and in some cases BOCHK also paid a management fee to BOC.

BOC Markets Services Agreement

Under the terms of a BOC Markets Services Agreement, dated 6 July 2002, between BOCHK and BOC Markets, BOCHK provides office premises and certain support services to BOC Markets in connection with its operations in Hong Kong. A small number of BOCHK's employees are also seconded to BOC Markets. The provision of office premises is charged at market rent while all other services are provided on the basis of cost plus a margin of 5%.

Deposits by Directors and their Associates

BOCHK paid preferential interest rate for deposits of over 1 month's duration and up to a maximum of HK$5 million in total from each of the directors of the Group and their Associates who are employees of the Group on the same terms as those offered to other employees. The preferential interest rate is applicable to all staff of the Group.

10. Connected transactions (continued)

Type of Transaction	2002 HK$'m
Derivatives Transactions (volume)	135.84
Foreign Exchange Transactions (volume)	216,494.63
Inter-Bank Capital Markets Transactions	N/A
Bullion Trading (volume)	1,103.07
Correspondent Banking Fee Sharing	8.77
Capital Markets Transactions	N/A
Loan Servicing Agreements	6.90
Provision of Insurance Cover by BOC Insurance	50.73
Insurance Agency Commission Income	149.03
Securities Brokerage Commission Payments, Net of Rebates	82.33
International Card	4.96
Renminbi Card (payment to BOC)	0.27
BOC-CC Business in Macau	7.99
BOC-CC Business in Mainland China — Payments retained by and to BOC	33.12
Credit Card Support Services to BOC overseas branches	1.77
Credit Card Training Subsidy	2.00
Funds Selling Commission Income	102.93
Administrative Services (under the Services and Relationship Agreement and the BOC Markets Services Agreement)	0.88
Audit Services	6.36
Information Technology Services	11.67
Training Services	1.10
Secondments from BOC – Management Fee	0.24
Human Resources Support Services and Secondments to BOC Markets	4.17
Staff Preferential Rate Deposits of Directors	*

N/A: these transactions were diverse and large in number and aggregate data is not available.

* no director and his/her Associates have preferential rate deposits in excess of HK$50 million in aggregate.

10. Connected transactions (continued)

Other Connected Transactions

On 26 June 2002, BOCHK sold to BOC Cayman a portfolio of loans with a gross book value of HK$11,401 million on a non-recourse basis. This transaction would have constituted a connected transaction for the Company had it occurred subsequent to the IPO. The loans were sold for cash proceeds of HK$8,722 million, equal to their book value, net of provisions for bad and doubtful debts, as of the date of the transfer. This sale resulted in the derecognition of the portfolio under generally accepted accounting principles in Hong Kong.

On 6 July 2002, BOCHK, BOC Investment, an indirect wholly owned subsidiary of BOC, and Kawell, a wholly owned subsidiary of BOC Investment, entered into a sale and purchase agreement pursuant to which BOCHK acquired the whole of the issued share capital of Sin Chiao and Perento and certain shareholder loans owed to Kawell by Sin Chiao and Perento, for a total consideration of HK$1,014 million. This acquisition would have constituted a connected transaction for the Company had it occurred subsequent to the IPO.

On 2 December 2002, BOCHK entered into a sale and purchase agreement with BOC Insurance, an indirect wholly owned subsidiary of BOC. Pursuant to this agreement, BOCHK agreed to sell the Sin Hua Bank Centre situated at 134-136 Des Voeux Road Central to BOC Insurance for HK$193 million. Sin Hua Bank Centre was previously an office of Sin Hua Bank Hong Kong Branch, one of the predecessor banks to BOCHK. The purpose of the sale was to enhance the Group's overall return on assets and to dispose of an idle property with a view to reducing the risk exposure in investment properties. The sale is expected to be completed on or before 2 April 2003. Execution of the sale and purchase agreement constituted a connected transaction for the Company under rule 14.25(1) of the Listing Rules. Details of the disposal have been disclosed in an announcement issued by the Company on 2 December 2002.

APPENDIX I

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$100,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding
Attempt Fit Enterprises Limited	Hong Kong 30 March 1993	Ordinary shares HK$10,000	100.00%	Property holding
Bank of China (Hong Kong) Nominees Limited	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee services
BOC Computer (Shenzhen) Software Centre	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Development of software
BOC Group Trustee Company Limited	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCI-Prudential Trustee Limited	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Champion Leader International Limited	Hong Kong 19 January 1998	Ordinary shares HK$2	100.00%	Club management

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Che Hsing (Nominees) Limited	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services
Chiyu Banking Corporation (Nominees) Limited	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding
Eversound Investments Limited	Hong Kong 15 September 1992	Ordinary shares HK$1,000,000	99.00%	Property holding
Excellent Way Properties Limited	Hong Kong 17 December 1992	Ordinary shares HK$10,000	100.00%	Property holding
Fortune Holds Development Limited	Hong Kong 22 January 1997	Ordinary shares HK$10,000	100.00%	Property holding
Glister Company Limited	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Microfilm services
Hua Chiao Commercial (Nominees) Limited	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property and investment holding
Kincheng (Nominees) Limited	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property investment
Kwong Li Nam Investment Agency Limited	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (Nominees) Limited	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Own More Investments Limited	Hong Kong 3 June 1987	Ordinary shares HK$2	100.00%	Corporate services
Pacific Trend Profits Corporation	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding
Po Sang Financial Investment Services Company Limited	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trader
Po Sang Futures Limited	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee and financial related services
Prosper Glory Limited	Hong Kong 14 May 2001	Ordinary shares HK$2,000	100.00%	Pledge holding

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Rams City (Nominees) Limited	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services
Rams City Trustee Limited	Hong Kong 16 April 1981	Ordinary shares HK$14,300,000	100.00%	Trustee services
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Investment holding
Seng Sun Development Company, Limited	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Seng Sun Development (Xiamen) Co., Ltd.	PRC 17 April 1993	Registered capital US$5,000,000	70.49%	Property development and investment
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding
Shenyin Storage (Shenzhen) Co., Ltd.	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Storage services
Sin Chiao Enterprises Corporation, Limited	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property investment and leasing
Sin Hua Trustee Limited	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and leasing
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China-South Sea Trustee Limited	Hong Kong 15 May 1979	Ordinary shares HK$3,000,000	100.00%	Trustee services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
The China State (Nominees) Limited	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services
The China State Trustee Limited	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding
The Yien Yieh Finance Company Limited	Hong Kong 27 March 1979	Ordinary shares HK$25,000,000	100.00%	Loan financing
Yien Yieh (Nominee) Limited	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services

SHAREHOLDER INFORMATION

Financial Calendar 2003

Announcement of 2002 annual results	20 March (Thu)
Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend	28 April (Mon)
ADSs record date for final dividend	29 April (Tue)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	30 April (Wed) 4:00 p.m.
Book closure period (both days inclusive)	2 May (Fri) to 16 May (Fri)
Record date for final dividend	16 May (Fri)
Record date for 2003 Annual General Meeting	23 May (Fri)
Latest time for lodging proxy forms for 2003 Annual General Meeting	27 May (Tue) 3:00 p.m.
2003 Annual General Meeting	29 May (Thu) 3:00 p.m.
Final dividend payment date	30 May (Fri)
Announcement of 2003 interim results	Late August

Annual General Meeting

The 2003 Annual General Meeting will be held at 3:00 p.m. on Thursday, 29 May 2003 at Hall 7A, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong. The record date for determining shareholders' entitlement to attend the Annual General Meeting is Friday, 23rd May 2003. In order to qualify for attending the Annual General Meeting, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 23rd May 2003.

Dividends

The directors have recommended a final dividend of HK$0.215 per share subject to the approval of shareholders at the 2003 Annual General Meeting.

Share Information

Listing

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains two ADR facilities for its Rule 144A ADR, representing the Company's Rule 144A ADSs, and its Regulation S ADR, representing the Company's Regulation S ADSs, respectively. Each ADS represents 20 ordinary shares of the Company.

Ordinary shares (as at 31 December 2002)

Issued shares: 10,572,780,266

Public float: 2,435,918,500 (23.04%)

Nominal value

HK$5.00 per share

Market capitalisation (as at 31 December 2002)

HK$84.58 billion

Share Information (continued)

Index constituent

The Company is a constituent of the following indices:

Hang Seng Index

MSCI Hong Kong Index

FTSE All-World Hong Kong Index

Stock codes

Ordinary shares

The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Telephone: (852) 2862 8628
Facsimile: (852) 2529 6087

USA

ADSs Depositary Bank
Citibank, N.A.
111 Wall Street
New York, NY 10005
Telephone: (1-212) 657 1853
Facsimile: (1-212) 825 5398

Investor Relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602 / (852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

Other Information

This Annual Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. This Annual Report is also available (in both English and Chinese) on the Company's website at www.bochkholdings.com.

If you have any queries about how to obtain copies of this Annual Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

DEFINITIONS

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ADR"	American Depositary Receipt
"ADSs"	American Depositary Shares
"ALC"	Anti-money Laundering Committee
"ALCO"	Asset and Liability Management Committee
"Associate"	has the meaning ascribed to "associate" in the Listing Rules
"ATM"	Automated Teller Machine
"Board" or " Board of Directors"	the Board of Directors of BOC Hong Kong (Holdings) Limited
"BOC"	Bank of China, a state-owned commercial bank established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Cayman"	the Cayman Islands Branch of Bank of China
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34%, respectively
"BOCHK"	Bank of China (Hong Kong) Limited (formerly known as Po Sang Bank Limited), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC
"BOC Investment"	Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC Shanghai"	the Shanghai Branch of Bank of China
"BOC Shenzhen"	the Shenzhen Branch of Bank of China
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI Asia"	BOCI Asia Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI

Terms	Meanings
"BOCI Capital"	BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOC Markets"	the Hong Kong Branch of Bank of China
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential hold equity interests of 64% and 36%, respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential hold equity interests of 64% and 36%, respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI
"CAR"	Capital Adequacy Ratio
"CBS"	Corporate Banking System
"CFO"	Chief Financial Officer
"CRO"	Chief Risk Officer
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, and except where the context otherwise requires, these references are to the Group
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"EFBNs"	Exchange Fund Bills and Notes
"Group"	the Company and its subsidiaries collectively referred as the Group
"HKMA"	Hong Kong Monetary Authority
"HKSA"	Hong Kong Society of Accountants
"HKSAR Government"	Hong Kong Special Administrative Region Government
"Hua Chiao"	Hua Chiao Commercial Limited (formerly known as Hua Chiao Commercial Bank Limited), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"ICBC"	Industrial and Commercial Bank of China
"IPO"	Initial Public Offering
"IT"	Information Technology
"Kawell"	Kawell Investments Limited
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Mainland" or "Mainland China" or "Mainland of China"	The mainland of the PRC

Terms	Meanings
"MPF"	Mandatory Provident Fund
"MPF Scheme"	Mandatory Provident Fund Scheme
"MPF Schemes Ordinance"	Mandatory Provident Fund Schemes Ordinance
"MSCI Hong Kong Index"	Morgan Stanley Capital International Hong Kong Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"NBCE"	Non-bank Chinese Entities
"NPL"	Non-performing Loan
"ORSO schemes"	Occupation Retirement Schemes
"Other Schemes and Plans"	Plan and any other share option schemes and savings-based share option plans of any company in the Group
"Perento"	Perento Limited, a fellow subsidiary, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"POWL"	Public Offering Without Listing
"PRC"	The People's Republic of China
"RCC"	Risk Control Committee
"Restructuring and Merger"	the Restructuring and Merger of the Group on 1 October 2001 under the Bank of China (Hong Kong) Limited (Merger) Ordinance and the Merger Agreements, and details of the Restructuring and Merger described in the Company's Prospectus, on 15 July 2002
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMC"	Risk Management Committee
"RMD"	Risk Management Department
"RTGS"	Real Time Gross Settlement System
"SBUs"	Strategic Business Units
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"SME"	the Small and Medium-Sized Enterprise
"Sin Chiao"	Sin Chiao Enterprises Corporation Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"SSAPs"	Statements of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"VaR"	Value at Risk
"Zhong Gang"	Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC

BRANCH NETWORK & CORPORATE BANKING CENTRES

Bank of China (Hong Kong) - Branch Network

Hong Kong Island

Branch (Br.)	Address	Telephone
CENTRAL & WESTERN DISTRICT		
Bank of China Tower Br.	1 Garden Road, H.K.	2826 6888
Central District Br.	2A Des Voeux Road Central, H.K.	2160 8888
Central District (Wing On House) Br.	71 Des Voeux Road Central, H.K.	2843 6111
Central District (International Finance Centre) Br.	Shop 3022, International Finance Ctr., 1 Harbour View Street, H.K.	2501 0373
Sheung Wan Br.	238-252 Des Voeux Road Central, H.K.	2541 1601
Queen's Road West (Sheung Wan) Br.	2-12 Queen's Road West, Sheung Wan, H.K.	2815 6888
Sheung Wan (Guangdong Investment Tower) Br.	297 Des Voeux Road Central, H.K.	2544 5521
Connaught Road Central Br.	13-14 Connaught Road Central, H.K.	2841 0410
Bonham Strand East Br.	22-26 Bonham Strand East, Sheung Wan, H.K.	2543 0231
Wing Lok Street Br.	116-118 Wing Lok Street, Sheung Wan, H.K.	2922 6168
Shek Tong Tsui Br.	534 Queen's Road West, Shek Tong Tsui, H.K.	2819 7277
Western District Br.	386-388 Des Voeux Road West, H.K.	2549 9828
Rumsey Street Br.	210 Des Voeux Road Central, H.K.	2851 6868
Queen Street Br.	32-36 Des Voeux Road West, H.K.	2546 6217
Bonham Road Br.	63 Bonham Road, H.K.	2517 7066
Kennedy Town Br.	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, H.K.	2818 6162
Caine Road Br.	57 Caine Road, H.K.	2521 3318
First Street Br.	55A First Street, Sai Ying Pun, H.K.	2517 3399
United Centre Br.	Shop 1021, United Centre, 95 Queensway, H.K.	2861 1889
Wyndham Street Br.	1-3 Wyndham Street, Central, H.K.	2843 2888
Des Voeux Road West Br.	111-119 Des Voeux Road West, H.K.	2546 1134
Gilman Street Br.	136 Des Voeux Road Central, H.K.	2135 1123
WAN CHAI DISTRICT		
Pak Sha Road Br.	1 Pak Sha Road, Causeway Bay, H.K.	2882 1383
Gloucester Road Br.	Unit 3, G/F Immigration Tower, 7 Gloucester Road, Wan Chai, H.K.	2877 1133
Queen's Road East Br.	109-115 Queen's Road East, Wan Chai, H.K.	2528 5010
191 Hennessy Road Br.	191-193 Hennessy Road, Wan Chai, H.K.	2588 1288
409 Hennessy Road Br.	409-415 Hennessy Road, Wan Chai, H.K.	2833 8833
Johnston Road Br.	152-158 Johnston Road, Wan Chai, H.K.	2574 8257
Harbour Road Br.	26 Harbour Road, Wan Chai, H.K.	2827 8407
Happy Valley Br.	11 King Kwong Street, Happy Valley, H.K.	2838 6668
Hennessy Road (Causeway Bay) Br.	443-445 Hennessy Road, Causeway Bay, H.K.	2893 6115
Leighton Road Br.	33-35 Leighton Road, H.K.	2572 1920
Wan Chai (China Overseas Building) Br.	139 Hennessy Road, Wan Chai, H.K.	2529 0866
Wan Chai Br.	395 Hennessy Road, Wan Chai, H.K.	2572 4273
Wan Chai (Wu Chung House) Br.	213 Queen's Road East, Wan Chai, H.K.	2892 0909
Hennessy Road (Wan Chai) Br.	310-312 Hennessy Road, Wan Chai, H.K.	2923 5628
Wan Chai Road Br.	127-135 Wan Chai Road, H.K.	2577 4862
EASTERN DISTRICT		
Tsat Tsz Mui Road Br.	112-114 Tsat Tsz Mui Road, North Point, H.K.	2563 2218
Siu Sai Wan Br.	Shop 19, Cheerful Garden, Siu Sai Wan, H.K.	2505 2399
Taikoo Shing Br.	Shop G1012, Yiu Sing Mansion, Taikoo Shing, H.K.	2886 0612
North Point Br.	Roca Centre, 464 King's Road, North Point, H.K.	2811 8880
North Point (King's Centre) Br.	193-209 King's Road, North Point, H.K.	2286 2000
North Point (Hang Ying Building) Br.	Shop B1, 318-328 King' s Road, North Point, H.K.	2887 1199
North Point (Kiu Fai Mansion) Br.	413-415 King's Road, North Point, H.K.	2562 6108
Sai Wan Ho Br.	142-146 Shau Kei Wan Road, H.K.	2886 3344
Lee Chung Street Br.	29-31 Lee Chung Street, Chai Wan, H.K.	2595 9388
Heng Fa Chuen Br.	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, H.K.	2897 1131
Kam Wa Street Br.	3 Kam Wa Street, Shau Kei Wan, H.K.	2885 9311
City Garden Br.	233 Electric Road, North Point, H.K.	2571 2878
King's Road Br.	131-133 King's Road, North Point, H.K.	2887 0282
Chai Wan (Walton Estate) Br.	Block B, Walton Estate, 341-343 Chai Wan Road, H.K.	2558 6433
Chai Wan Road Br.	27 Gold Mine Building, 345 Chai Wan Road, H.K.	2557 0247
Healthy Village Br.	Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, H.K.	2563 2278
Sheung On Street Br.	77 Sheung On Street, Chai Wan, H.K.	2897 0923
Java Road Br.	8 Java Road, North Point, H.K.	2566 0366
Aldrich Garden Br.	Shop 58, Aldrich Garden, Shau Kei Wan, H.K.	3196 4956
Shau Kei Wan Road Br.	289-293 Shau Kei Wan Road, H.K.	2884 1386
Shau Kei Wan (Po Man Building) Br.	260-262 Shau Kei Wan Road, H.K.	2568 5211
Hing Tung Estate Br.	Shop 111, 1/F, Hing Tung Shopping Centre, Hing Tung Estate, Shau Kei Wan, H.K.	2922 7328
Wan Tsui Road Br.	4 Lin Shing Road, Chai Wan, H.K.	2557 3283
Quarry Bay Br.	Parkvale, 1060 King's Road, Quarry Bay, H.K.	2564 0333
Shau Kei Wan Main Street East PFS Centre	132 Shau Kei Wan Main Street East, Shau Kei Wan, H.K.	2568 9911
Taikoo Shing VIP Br.	Shop G1006, Hoi Shing Mansion, Taikoo Shing, H.K.	2885 4582
SOUTHERN DISTRICT		
Tin Wan Br.	2-12 Ka Wo Street, Tin Wan, H.K.	2553 0135
Stanley Br.	Shop 401, Shopping Centre, Stanley Plaza, H.K.	2813 2290
Aberdeen Br.	25 Wu Pak Street, Aberdeen, H.K.	2553 4165
South Horizons Br.	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, H.K.	2580 0345
Wah Kwai Estate Br.	Shop 17, Shopping Centre, Wah Kwai Estate, H.K.	2550 2298
Wong Chuk Hang Road Br.	40 Wong Chuk Hang Road, H.K.	2814 8272
Chi Fu Landmark Br.	Shop 510, Chi Fu Landmark, Pok Fu Lam, H.K.	2551 2282
Ap Lei Chau Br.	13-15 Wai Fung Street, Ap Lei Chau, H.K.	2554 6487
South Horizons PFS Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, H.K.	2555 7477

Kowloon

Branch (Br.)	Address	Telephone
YAU TSIM MONG DISTRICT		
Tai Kok Tsui Br.	73-77 Tai Kok Tsui Road, Kowloon	2395 3269
Shan Tung Street Br.	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Bank of China Centre Br.	UG01 Olympian City 1, 11 Hoi Fai Road, Kowloon	2749 2110
Shanghai Street (Prince Edward) Br.	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Nathan Road (Prince Edward) Br.	774 Nathan Road, Kowloon	2399 3000
28 Carnarvon Road Br.	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
2 Carnarvon Road Br.	2-2A Carnarvon Road, Tsim Sha Tsui, Kowloon	2311 3822
Granville Road Br.	67-69 Granville Road, Tsim Sha Tsui, Kowloon	2739 6683
Tsim Sha Tsui (Houston Centre) Br.	63 Mody Road, Tsim Sha Tsui, Kowloon	2739 0308
Tsim Sha Tsui (East Ocean Centre) Br.	G19 East Ocean Centre, 98 Granville Road, Tsim Sha Tsui, Kowloon	2723 3211
Tsim Sha Tsui (New Mandarin Plaza) Br.	Shop 147-155, New Mandarin Plaza, 14 Science Museum Rd., Kowloon	2926 1388
Jordan Br.	328-330 Nathan Road, Kowloon	2928 6111
Woosung Street Br.	149-151 Woosung Street, Kowloon	2730 0883
Shanghai Street (Mong Kok) Br.	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Prince Edward Road West (Mong Kok) Br.	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Br.	50-52 Mong Kok Road, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Br.	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Nathan Road (Mong Kok) Br.	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Mong Kok (President Commercial Centre) Br.	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Br.	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Br.	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Br.	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Ivy Street Br.	59-61 Ivy Street, Tai Kok Tsui, Kowloon	2380 8668
Humphrey's Avenue Br.	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2723 1068
Tong Mei Road Br.	54-58 Tong Mei Road, Kowloon	2390 3407
Reclamation Street Br.	249-253 Reclamation Street, Yau Ma Tei, Kowloon	2332 3811
Fuk Tsun Street Br.	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Br.	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Br.	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164
678 Nathan Road Br.	678 Nathan Road, Mong Kok, Kowloon	2398 2123
Prat Avenue Br.	17-19 Prat Avenue, Tsim Sha Tsui, Kowloon	2311 8872

Bank of China (Hong Kong) - Branch Network (continued)

Branch (Br.)	Address	Telephone
KOWLOON CITY DISTRICT		
Prince Edward Road (Kowloon City) Br.	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan (Mei King Mansion) Br.	245A To Kwa Wan Road, Kowloon	2365 2286
To Kwa Wan Road Br.	80N To Kwa Wan Road, Kowloon	2364 4344
Pak Tai Street Br.	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hunghom Commercial Centre Br.	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2363 9217
Hung Hom (Eldex Industrial Building) Br.	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8363
OUHK Br.	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Br.	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
47 Ma Tau Wai Road Br.	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Br.	Shop G6, Site 11 Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Br.	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
San Shan Road Br.	18 San Shan Road, To Kwa Wan, Kowloon	2768 8669
Nga Tsin Wai Road Br.	25 Nga Tsin Wai Road, Kowloon	2383 2316
Wuhu Street Br.	105-107 Wuhu Street, Hung Hom, Kowloon	2363 9231
SHAM SHUI PO DISTRICT		
Kowloon Plaza Br.	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Br.	Unit LG149, Festival Walk, Kowloon Tong, Kowloon	2265 7288
Tai Hang Sai Br.	1 Woh Chai Street, Tai Hang Sai, Kowloon	2777 7011
Un Chau Street Br.	231 Un Chau Street, Cheung Sha Wan, Kowloon	2725 8228
42 Yu Chau Street Br.	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
210 Yu Chau Street Br.	210-214 Yu Chau Street, Sham Shui Po, Kowloon	2720 5155
Lei Cheng Uk Estate Br.	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Br.	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Br.	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Br.	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Br.	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Br.	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
412 Castle Peak Road Br.	412-420 Castle Peak Road, Cheung Sha Wan, Kowloon	2743 8010
656 Castle Peak Road Br.	654-656 Castle Peak Road, Cheung Sha Wan, Kowloon	2310 1885
188 Nam Cheong Street Br.	Shop 8-9, G/F Welland Plaza, 188 Nam Cheong Street, Kowloon	2788 3238
223 Nam Cheong Street Br.	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 7 Mei Foo Sun Chuen Br.	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Stage 2 Mei Foo Sun Chuen Br.	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8382
Stage 6 Mei Foo Sun Chuen Br.	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2743 4013
Lai Chi Kok (Hong Kong Industrial Centre) Br.	A2, G/F Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon	2745 1491
Lai Chi Kok Road Br.	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Br.	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Br.	147-149 Castle Peak Road, Sham shui Po, Kowloon	2708 3678
WONG TAI SIN DISTRICT		
31 Tai Yau Street Br.	31 Tai Yau Street, San Po Kong, Kowloon	2350 6286
35 Tai Yau Street Br.	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Br.	Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Br.	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Br.	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Br.	A3-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Br.	Shop G1, Wong Tai Sin Commercial Centre, Wong Tai Sin, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Br.	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Br.	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Fung Tak Road Br.	5-11 Fung Tak Road, Tsz Wan Shan, Kowloon	2927 6333
Lok Fu Br.	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Tseuk Luk Street Br.	86 Tseuk Luk Street, San Po Kong, Kowloon	2927 6228
Sheung Fung Street Br.	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Br.	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088
KWUN TONG DISTRICT		
Kowloon Bay (Telford House) Br.	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Br.	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, Ngau Tau Kok Road, Kowloon	2763 5456
169 Ngau Tau Kok Road Br.	169 Ngau Tau Kok Road, Kowloon	2750 7311
177 Ngau Tau Kok Road Br.	177 Ngau Tau Kok Road, Kowloon	2927 4321
Ping Tin Estate Br.	Shop 225, 2/F Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Br.	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Wang Hoi Road Br.	17 Wang Hoi Road, Kowloon Bay, Kowloon	2796 7728
Sau Mau Ping Br.	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Br.	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Br.	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Hoi Yuen Road Br.	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Ka Wing Street Br.	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Tsui Ping Estate Br.	Shop 116, 1/F Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Br.	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Br.	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Br.	Shop P20, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Br.	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Br.	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Br.	327 Ngau Tau Kok Road, Kowloon	2389 3301
Kwun Tong Plaza Br.	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Kwun Tong (Hewlett Centre) Br.	52-54 Hoi Yuen Road, Kwun Tong, Kowloon	2763 5511

New Territories & Outlying Islands

Branch (Br.)	Address	Telephone
KWAI TSING DISTRICT		
Ha Kwai Chung Br.	192-194 Hing Fong Road, Kwai Chung, N.T.	2424 9823
Sheung Kwai Chung Br.	7-11 Shek Yi Road, Sheung Kwai Chung, N.T.	2480 6161
Tai Wo Hau Br.	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, N.T.	2429 0304
Shek Yam Road Br.	91-97 Shek Yam Road, Kwai Chung, N.T.	2423 1113
Cheung Hong Estate Br.	201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi, N.T.	2497 7718
Cheung Fat Estate Br.	Shop 317, Cheung Fat Shopping Centre, Tsing Yi, N.T.	2433 1689
Cheung Hong Estate Commercial Centre Br.	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi, N.T.	2497 0325
Maritime Square Br.	Shop 115, Maritime Square, Tsing Yi, N.T.	2436 9298
Metroplaza Br.	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, N.T.	2420 2686
Kwai Cheong Road Br.	40 Kwai Cheong Road, Kwai Chung, N.T.	2480 3311
Kwai Chung (Wai Yin Building) Br.	432-436 Castle Peak Road, Kwai Chung, N.T.	2410 9133
Kwai Chung Road Br.	1009 Kwai Chung Road, Kwai Chung, N.T.	2424 3021
Kwai Chung Plaza Br.	A18-20, G/F Kwai Chung Plaza, 7-11 Kwai Foo Road, N.T.	2920 2468
TSUEN WAN DISTRICT		
331 Sha Tsui Road Br.	329-331 Sha Tsui Road, Tsuen Wan, N.T.	2920 3232
407 Castle Peak Road Br.	407-411 Castle Peak Road, Tsuen Wan, N.T.	2920 3211
Clague Garden Br.	Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, N.T.	2412 2202
Tsuen Wan Br.	297-299 Sha Tsui Road, Tsuen Wan, N.T.	2411 1321
Castle Peak Road (Tsuen Wan) Br.	167 Castle Peak Road, Tsuen Wan, N.T.	2493 8161
Tsuen Wan (Sin Ching Building) Br.	201-207 Castle Peak Road, Tsuen Wan, N.T.	2416 6577
Lei Muk Shue Br.	Shop 1-2, Pak Shue House, Lei Muk Shue Estate, Kwai Chung, N.T.	2428 5731
Sham Tseng Br.	Shop G1 & G2, Rhine Garden, Sham Tseng, N.T.	2491 0038

Bank of China (Hong Kong) - Branch Network (continued)

Branch (Br.)	Address	Telephone
33 Chung On Street Br.	31-33 Chung On Street, Tsuen Wan, N.T.	2493 0137
73 Chung On Street Br.	73 Chung On Street, Tsuen Wan, N.T.	2413 1866
Fuk Loi Estate Br.	129-135 Sha Tsui Road, Tsuen Wan, N.T.	2499 0755
Texaco Road Br.	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, N.T.	2414 4287
TUEN MUN DISTRICT		
Tuen Mun Town Plaza Br.	Shop 2, Tuen Mun Town Plaza phase II, N.T.	2450 8877
Tuen Mun Fa Yuen Br.	Shop D, Tuen King Building, Tsing Hoi Circuit, Tuen Mun, N.T.	2458 1033
Tuen Mun San Hui Br.	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, N.T.	2457 3501
Siu Hong Court Br.	226 Commercial Centre, Siu Hong Court, Tuen Mun, N.T.	2466 6703
Leung King Estate Br.	Shop 211, Leung King Shopping Centre, Tuen Mun, N.T.	2463 3855
Kin Wing Street Br.	24-30 Kin Wing Street, Tuen Mun, N.T.	2465 2212
Venice Gardens Br.	Shop13-15, G/F Venice Gardens, Leung Tak Street, Tuen Mun, N.T.	2455 1288
Butterfly Estate Br.	Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, N.T.	2920 5188
Lam Tei Br.	Block B, 130 Lot T.M.T.L., 2738 Castle Peak Road, Lam Tei, Tuen Mun, N.T.	2465 0033
YUEN LONG DISTRICT		
Tai Tong Road Br.	Shop A135, 1/F Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, N.T.	2479 2113
Yuen Long Br.	102-108 Castle Peak Road, Yuen Long, N.T.	2474 2211
Castle Peak Road (Yuen Long) Br.	162 Castle Peak Road, Yuen Long, N.T.	2476 2193
Yuen Long (Hang Fat Mansion) Br.	8-18 Castle Peak Road, Yuen Long, N.T.	2475 3777
Yuen Long Commercial Centre Br.	18-24 Kau Yuk Road, Yuen Long, N.T.	2473 2833
Tin Shui Estate Br.	Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, N.T.	2445 8728
Hung Shui Kiu Br.	17-19 Tak Cheung Building, Hung Shui Kiu, N.T.	2447 0248
Kingswood Villas Br.	A189 Kingswood Richly Plaza, Tin Shui Wai, N.T.	2448 3313
Kingswood Ginza Br.	Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, N.T.	2616 4233
NORTH DISTRICT		
Sheung Shui Br.	61 San Fung Avenue, Sheung Shui, N.T.	2671 0155
Landmark North Br.	Shop 351, Landmark North, Sheung Shui, N.T.	2670 3131
Fanling Town Centre Br.	Shop 53, Level 2 Fanling Town Centre, Fanling, N.T.	2669 7899
Sha Tau Kok Br.	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, N.T.	2674 4011
Flora Plaza Br.	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, N.T.	2675 6683
Choi Yuen Estate Br.	Shop 4, F3 level Commercial Centre, Choi Yuen Estate, Sheung Shui, N.T.	2671 6783
105 San Fung Ave Br.	105 San Fung Avenue, Sheung Shui, N.T.	2670 1141
136 San Fung Ave Br.	136 San Fung Avenue, Sheung Shui, N.T.	2670 6138
Luen Wo Market Br.	17-19 Wo Fung Street, Luen Wo Market, Fanling, N.T.	2675 5113
Luen Shing Street Br.	10-16 Luen Shing Street, Fanling, N.T.	2675 6113
TAI PO DISTRICT		
Tai Kwong Lane Br.	16-22 Tai Kwong Lane, Tai Po Market, N.T.	2652 2133
Tai Po Br.	68-70 Po Heung Street, Tai Po Market, N.T.	2657 2121
Tai Po Plaza Br.	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, N.T.	2665 5890
On Chee Road Br.	Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, N.T.	2665 1966
Fu Heng Estate Br.	Shop 1-2, Fu Heng Shopping Centre, Tai Po, N.T.	2661 6278
Fu Shin Estate Br.	Shop G11, Fu Shin Shopping Centre, Tai Po, N.T.	2663 2788
Uptown Plaza Br.	Shop 054, Level 1 Uptown Plaza, Tai Po, N.T.	2929 3228
Kwong Fuk Road Br.	40-50 Kwong Fuk Road, Tai Po, N.T.	2658 2268
SHA TIN DISTRICT		
Jat Min Chuen Br.	Shop 1, G/F Ming Yiu Lau, Jat Min Chuen, Sha Tin, N.T.	2647 8784
41 Tai Wai Road Br.	41-45 Tai Wai Road, Sha Tin, N.T.	2929 4288
74 Tai Wai Road Br.	74-76 Tai Wai Road, Sha Tin, N.T.	2699 9523
Fo Tan Br.	No 2, 1/F Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, N.T.	2691 7193
Lucky Plaza Br.	Lucky Plaza, Wang Pok Street, Sha Tin, N.T.	2605 6556
City One Sha Tin Br.	Shop A, 16-20 Ngan Shing Commercial Centre, City One, N.T.	2648 8083
Heng On Estate Br.	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, N.T.	2642 0111
Ma On Shan Centre Br.	Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan, N.T.	2631 0063
Pok Hong Estate Br.	Shop 7-8, Pok Wah House, Pok Hong Estate, Sha Tin, N.T.	2648 0302
Lung Hang Estate Br.	103 Lung Hang Commercial Centre, Sha Tin, N.T.	2605 8618
New Town Plaza Br.	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, N.T.	2606 6163
Sunshine City Br.	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, N.T.	2631 1011
Lek Yuen Br.	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, N.T.	2605 3021
SAI KUNG DISTRICT		
Sai Kung Br.	7-11 Wan King Path, Sai Kung, N.T.	2792 1465
East Point City Br.	Shop 187A, East Point City, Tseung Kwan O, N.T.	2628 7238
Hau Tak Estate Br.	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, N.T.	2703 5203
HKUST Br.	The Hong Kong University of Science & Technology, Clear Water Bay Road, N.T.	2358 2345
Tsui Lam Estate Br.	Shop 101, Tsui Lam Shopping Centre, Tseung Kwan O, N.T.	2702 0282
Po Lam Estate Br.	Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, N.T.	2701 4962
OUTLYING ISLANDS DISTRICT		
Cheung Chau Br.	53-55 Tai Sun Street, Cheung Chau	2981 0021
Hong Kong International Airport Br.	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

The Mainland of China

Branch (Br.)	Address	Telephone
Shenzhen Br.	G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China	(86-755) 8233 0230
Shenzhen Luohu Sub-Br.	Rm.804-5, Development Centre Building, 2010 Ren Min Nan Road, Shenzhen, China	(86-755) 8228 0177
Shenzhen Futian Sub-Br.	G/F, Overseas Decoration Building, 130 Zhen Hua Road, Shenzhen, China	(86-755) 8326 5600
Shantou Br.	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8266
Shanghai Br.	G/F, Po Sang Bank Tower, 668 Beijing Road E., Shanghai, China	(86-21) 5308 8888
Qingdao Br.	G/F, 6 Yun Xiao Road, Qingdao, China	(86-532) 573 2828

Corporate Banking & Financial Institutions Department

Division/Centre	Address	Telephone
Financial Institutions Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Corporate Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Small & Medium Enterprises Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Commercial Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Commercial Division (Western District Office)	1/F, 238 - 252 Des Voeux Road Central, H.K.	3140 1666
Hong Kong East Commercial Centre	3/F, Eastern Commercial Centre, 393-407 Hennessy Road, H.K.	2833 8790
Kowloon East Commercial Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7300
Kowloon East Commercial Centre (San Po Kong Office)	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, Kowloon	2263 4900
Kowloon East Commercial Centre (Hung Hom Office)	Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0188
Kowloon West Commercial Centre	3/F - 7/F & 9/F, 589 Nathan Road, Mongkok, Kowloon	3412 1688
New Territories East Commercial Centre	3/F, 68-70 Po Heung Street, Tai Po Market, N.T	2654 3222
New Territories East Commercial Centre (Fo Tan Office)	Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, N.T.	2687 5665
New Territories West Commercial Centre	Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T.	3412 7288
New Territories West Commercial Centre (Yuen Long Office)	4/F, 102-108 Castle Peak Road, Yuen Long, N.T.	2442 8783
Trade Services Centre	3/F- 10/F Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon	3198 3388

Nanyang Commercial Bank - Branch Network

Branch (Br.)	Address	Telephone
Head Office	151 Des Voeux Road, Central, H.K.	2852 0888
HONG KONG ISLAND		
Western Br.	128 Bonham Strand, East, H.K.	2851 1100
Causeway Bay Br.	472 Hennessy Road, H.K.	2832 9888
Happy Valley Br.	29 Wong Nei Chung Road, H.K.	2893 3383
Kennedy Town Br.	86 Belcher's Street, H.K.	2817 1946
Quarry Bay Br.	1014 King's Road, H.K.	2563 2286
Des Voeux Road, West Br.	334 Des Voeux Road West, H.K.	2540 4532
Aberdeen Br.	171 Aberdeen Main Road, H.K.	2553 4115
North Point Br.	351 King's Road, H.K.	2566 8116
Sheung Wan Br.	21 Connaught Road, West, H.K.	2559 0888
Sai Wan Ho Br.	63 Shaukeiwan Road, H.K.	2567 0315
Wanchai Br.	123 Johnston Road, H.K.	2574 8118
Causeway Centre Br.	Shop 16, Causeway Centre, 28 Harbour Road, H.K.	2827 6338
Central District Br.	56-58 Wellington Street, H.K.	2522 5011
Sunning Road Br.	8 Sunning Road, H.K.	2882 7668
KOWLOON		
Mongkok Br.	727 Nathan Road, Kowloon	2394 8206
Yaumati Br.	309 Nathan Road, Kowloon	2782 9888
Ferry Point Br.	Offices B,C,D, 10/F and Shops D, E, F, G/F Best-O-Best Commercial Centre, 32-36 Ferry Street, Kowloon	2332 0738
Homantin Br.	71A Waterloo Road, Kowloon	2715 7518
Nathan Road Br.	570 Nathan Road, Kowloon	2780 0166
Laichikok Road Br.	236 Laichikok Road, Kowloon	2396 4164
Jordan Road Br.	20 Jordan Road, Kowloon	2735 3301
Tokwawan Br.	62 Tokwawan Road, Kowloon	2764 6666
Kwun Tong Br.	60 Yue Man Square, Kowloon	2389 6266
Tsimshatsui Br.	35 Hankow Road, Kowloon	2376 3988
Hunghom Br.	69A Wuhu Street, Kowloon	2362 2301
Shamshuipo Br.	198-200 Tai Po Rd, Kowloon	2777 0147
Tsun Yip Street Br.	48 Tsun Yip Street, Kowloon	2790 6688
Peninsula Centre Br.	Shop G48 Peninsula Centre, 67 Mody Road, Kowloon	2722 0823
San Po Kong Br.	41-45, Yin Hing Street, Kowloon	2328 5555
Kowloon City Br.	86 Nga Tsin Wai Road, Kowloon	2716 6033
Laguna City Br.	Shop No. 26, Phase 1 Laguna City, Kowloon	2772 3336
NEW TERRITORIES		
Kwai Chung Br.	100 Lei Muk Road, N.T.	2480 1118
Tai Po Br.	71 Po Heung Street, Tai Po Market, N.T.	2656 5201
Yuen Long Br.	G/F Tung Yik Building, Tai Tong Road, N.T.	2479 0231
Ha Kwai Chung Br.	180 Hing Fong Road, N.T.	2429 4242
Tsuen Wan Br.	78 Chung On Street, N.T.	2492 0243
Sheung Shui Br.	31 Fu Hing Street, N.T.	2679 4333
Tuen Mun Br.	Forward Mansion, Yan Ching Circuit, N.T.	2459 8181
Shatin Br.	Shop 7-8, Lucky Plaza, Shatin, N.T.	2605 9188
Luk Yeung Sun Chuen Br.	P2A-C, 1/F Luk Yeung Galleria, 22-26 Wai Tsuen Road, N.T.	2498 4411
Sai Kung Br.	Shop 11-12 Sai Kung Garden, Man Nin Street, N.T.	2791 1122
THE MAINLAND OF CHINA		
Shenzhen Br.	Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China	(86-755) 2515 6333
Shekou Br.	Shekou Finance Centre, Shenzhen, China	(86-755) 2682 8788
Haikou Br.	Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Br.	376, Huan Shi Dong Lu, Guangzhou, China	(86-20) 8386 9273
Dalian Br.	1/F., Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China	(86-411) 282 3636
Beijing Br.	Level 1A, Regent Court, No. 8B, Jian Guo Men Wai Da Jie, Beijing, China	(86-10) 6568 4728
OVERSEAS		
San Francisco Br.	31/F., 50 California Street, San Francisco, USA	(1-415) 398 8866

Chiyu Banking Corporation - Branch Network

Branch (Br.)	Address	Telephone
Head Office	78 Des Voeux Road Central, H.K.	2843 0111
HONG KONG ISLAND		
North Point Br.	390-394 King's Road, North Point, H.K.	2570 6381
Wanchai Br.	325 Hennessy Road, Wanchai, H.K.	2572 2823
Western Br.	429-431 Queen's Road West, H.K.	2548 2298
Sheung Wan Br.	22-24 Bonham Strand West, H.K.	2544 1678
Quarry Bay Br.	997 King's Road, Quarry Bay, H.K.	2811 3131
KOWLOON		
Hung Hom Br.	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Br.	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Br.	235-237 Laichikok Road, Kowloon	2789 8668
San Po Kong Br.	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Br.	117-119 Shanghai Street, Yaumatei, Kowloon	2332 2533
Castle Peak Road Br.	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Br.	Shop No.10 G/F., Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon	2796 8968
Tokwawan Br.	G/F, Shop Nos.11-13, 78 Tokwawan Road, Kowloon	2765 6118
Tsz Wan Shan Br.	Shop 202, 2/F., Tsz Wan Shan Shopping Centre, 23 Yuk Wah ST., Tsz Wan Shan, Kowloon	2322 3313
NEW TERRITORIES		
Tuen Mun Yau Oi Estate Br.	Shop No.103-104 G/F Restaurant Block , Yau Oi Estate, Tuen Mun N. T.	2452 3666
Kwai Hing Estate Br.	Shop No.1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, N. T.	2487 3332
Tai Po Tai Wo Estate Br.	Shop No.112-114, G/F., On Wo House, Tai Wo Estate, Tai Po, N. T.	2656 3386
Belvedere Garden Br.	Shop No. 5A, G/F., Belvedere Square, Tsuen Wan, N.T.	2411 6789
Tsuen Wan Centre Br.	Shop 1-9, UG/F., B15-17 Tsuen Wan Centre Phase II, Tsuen Wan, N.T.	2413 8111
Shatin Sui Wo Court Br.	Shop No. F7 Commercial Centre, Sui Wo Court, Shatin, N.T.	2601 5888
Ma On Shan Br.	Shop 313 Level 3, Ma On Shan Plaza, Bayshore Tower, Ma On Shan, N.T.	2640 0733
Sheung Tak Estate Br.	Shop No.238, Sheung Tak Shopping Centre, Sheung Tak Est., Tseung Kwan O, N.T.	2178 2278
THE MAINLAND OF CHINA		
Xiamen Br.	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592) 5851 691
Fuzhou Br.	1/F, International Bldg., 210 Wusi Road, Fuzhou, Fujian Province, China	(86-591) 7810 078
Harbin Representative Office	Room 301, 6 Hong Jun St., Harbin, China	(86-451) 3673 518

All the above information are as at 31 December 2002

Compiled by BOC Hong Kong (Holdings) Limited
20 March 2003




中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Summary Financial Report | 2002

This Summary Financial Report 2002 only gives a summary of the information and particulars contained in Annual Report 2002 of BOC Hong Kong (Holdings) Limited ("the Company") from which this Summary Financial Report 2002 is derived. Both the Annual Report 2002 and this Summary Financial Report 2002 are available (in both English and Chinese) on the Company's website at www.bochkholdings.com.
You may obtain, free of charge, a copy of the Annual Report 2002 (English or Chinese or both) from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in Shareholder Information of this Summary Financial Report 2002 .


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary.

The Company is a leading commercial banking group in Hong Kong in terms of assets and customer deposits. With over 300 branches, more than 400 ATMs and other delivery channels in Hong Kong, the Company offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three bank note issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to meet the cross-border banking needs of our Hong Kong and Mainland customers.

After a successful global IPO, the Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388".

Shareholders may elect in writing to receive annual report or summary financial report (as the case may be) for all future financial years by applying to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in the Shareholder Information of this Summary Financial Report 2002.

This Summary Financial Report 2002 is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar.

If you have any queries about how to obtain copies of the Company's annual report or summary financial report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

Contents

A New Horizon

With the accomplishment of the Restructuring and Merger in October 2001 and the subsequent successful listing in July 2002, the Company is entering a new horizon.

Our Summary Financial Report is in a thematic golden yellow colour, symbolising a bright future of the Company. It depicts our headquarters Bank of China Tower, which is a landmark in Hong Kong. The building's unique design is inspired by the steady growth of bamboo and represents our commitment to forging ahead. We are geared towards maximizing shareholder value and providing quality service to customers.

FINANCIAL HIGHLIGHTS

	2002	2001	Change
	HK$'m	HK$'m	+/(-)%
For the year			
Operating profit before provisions	**12,089**	13,162	(8.2)
Operating profit after provisions	**9,234**	5,750	60.6
Profit before taxation	**8,068**	3,733	116.1
Profit after taxation	**6,800**	2,901	134.4
Profit attributable to shareholders	**6,673**	2,768	141.1
	HK$	HK$	+/(-)%
Per share			
Earnings per share[1]	**63.11 cents**	26.18 cents	141.1
Dividends per share	**39.80 cents**	–	N/A
	HK$'m	HK$'m	+/(-)%
At year-end			
Shareholders' funds	**56,941**	52,170	9.1
Issued and fully paid share capital	**52,864**	52,864	0.0
Total assets	**735,489**	766,140	(4.0)
	%	%	
Financial ratios			
Return on average total assets[2]	**0.91**	0.36	
Return on average shareholders' funds[3]	**12.23**	7.31	
Cost to income ratio	**33.26**	30.76	
Non-performing loan ratio[4]	**7.99**	10.99	
Loans to deposits ratio[5]	**53.42**	53.27	
Average liquidity ratio[6]	**41.17**	39.88	
Capital adequacy ratio[7]	**13.99**	14.38	

1 *Amount for 2001 has been restated due to the effect of the share consolidation as further described in note 2 and note 5 respectively.*

2 *Return on average total assets is calculated by dividing the profit after taxation with the daily average balance of total assets for the year.*

3 *Return on average shareholders' funds is calculated by dividing the profit attributable to shareholders with the average shareholders' funds. Average shareholders' funds are calculated as the average of the opening and closing balance of shareholders' funds for the year. Average shareholders' funds for the year 2001 are calculated taking into account of certain capitalisation events.*

4 *On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million (net of specific provisions of HK$2,679 million) to BOC Cayman. As at 31 December 2001, the outstanding balance of NPLs which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such NPLs amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the NPLs as a percentage of total advances to customers would have been 9.06%.*

5 *Loans to deposits ratio is for the year end.*

6 *Average liquidity ratio for the year ended 31 December 2002 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year. The average liquidity ratio of 2001 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001.*

7 *Capital adequacy ratio is computed on the consolidated basis which comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.*

FOUR-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last four years commencing from 1 January 1999 (being the earliest year of the track record period for the purpose of listing of the Company on 25 July 2002) is summarised below:

	2002	2001	2000	1999
	HK$'m	HK$'m	HK$'m	HK$'m
For the year				
Operating profit before provisions	**12,089**	13,162	14,964	13,147
Operating profit after provisions	**9,234**	5,750	6,371	3,181
Profit before taxation	**8,068**	3,733	6,376	3,771
Profit after taxation	**6,800**	2,901	5,198	3,221
Profit attributable to shareholders	**6,673**	2,768	5,047	3,067
	HK$	HK$	HK$	HK$
Per share				
Earnings per share[1]	**63.11 cents**	26.18 cents	47.74 cents	29.01 cents
	HK$'m	HK$'m	HK$'m	HK$'m
At year-end				
Advances and other accounts	**308,332**	308,108	325,569	317,556
Total assets	**735,489**	766,140	839,370	772,954
Daily average balance of total assets	**748,771**	810,702	830,331	816,778
Deposits from customers	**600,977**	606,428	624,726	589,421
Total liabilities	**677,434**	712,904	804,493	740,492
Issued and fully paid share capital	**52,864**	52,864	52,864	52,864
Shareholders' funds	**56,941**	52,170	33,345	31,006
	%	%	%	%
Financial ratios				
Return on average total assets	**0.91**	0.36	0.63	0.39
Cost to income ratio	**33.26**	30.76	27.70	32.51
Non-performing loan ratio	**7.99**	10.99	10.19	12.73
Loans to deposits ratio	**53.42**	53.27	54.43	56.85

The Company was incorporated on 12 September 2001 and acquired the entire equity interests in BOCHK on 30 September 2001. The Company subsequently became the holding company of the Group. The financial information of the Group is prepared as if the group structure, capital structure and operations had been in existence from the beginning of the period presented.

1 Amounts for 1999 to 2001 have been restated due to the effect of the share consolidation as further described in note 2 and note 5 respectively.

Shareholders' Funds


HK$'m
60,000
50,000
40,000
30,000
20,000
10,000
0
99
00
01
02

Total Assets


HK$'m
1,000,000
800,000
600,000
400,000
200,000
0
99
00
01
02

Profit Attributable to Shareholders


HK$'m
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02

Non-performing Loan Ratio


%
16
14
12
10
8
6
4
2
0
99
00
01
02

Advances & Other Accounts


HK$'m
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99
00
01
02

Deposits from Customers


HK$'m
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02



Steering Forward

CHAIRMAN'S STATEMENT



LIU Mingkang
Chairman and President, Bank of China
Chairman, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited

Enhancing the corporate governance framework and maximising shareholder value became the cornerstones of our business development. With a solid financial foundation, extensive customer base, talented employees and close cooperation with BOC, we will benefit from an economic recovery in Hong Kong and economic development in the Mainland, bringing favourable returns to investors.

The year 2002 was an extraordinary year for the Company. Thanks to the valuable support of investors and the dedication of our staff, the Company was successfully listed on the Stock Exchange of Hong Kong on 25 July. Our global offering was 6.5 times over-subscribed despite deteriorating global equity market conditions. With our launch of one of the world's largest public offerings in 2002, we received ten awards from a number of magazines including "Best Investor Relations for an IPO" by *Investor Relations* and "Deal of the Year" by *FinanceAsia*. Shortly after our listing, the Company was admitted as a constituent stock in various indices, including the MSCI Hong Kong Index and Hang Seng Index. These achievements highlighted our status as a major player in the international financial markets.

Our Restructuring and Merger in 2001 laid a solid foundation for the establishment of a sound corporate governance framework, an efficient management structure, a new management philosophy and a new corporate culture. Our listing in 2002 further confirmed the pledges we had made to investors. Enhancing the corporate governance framework and maximising shareholder value became the cornerstones of our business management. As a result of our dedicated efforts, we made encouraging progress in the areas of organisational restructuring, business development, risk management and information technology. We also devoted considerable resources to enhancing transparency under the scrutiny of the market, adapting promptly to comply with the various market practices and regulatory requirements applicable to listed companies.

We will continue to target for the full implementation of our corporate governance framework. In this regard, the Board of Directors is actively involved in decision-making on and monitoring of important issues, and providing guidance to the Management. Demand for better corporate governance reached unprecedented levels in 2002 and became a matter of global concern. The Board of Directors and the Management fully appreciate the importance and urgency of this issue. We will regularly review our corporate governance framework and make necessary adjustments, taking into consideration new circumstances and acting in accordance with prevailing regulatory requirements.

Maximising shareholder value requires concerted action on several fronts. We will continue to focus on the integration of our business development, risk management and back office functions. Developing intermediary business and exploring new opportunities in the Mainland market are also strategic priorities. Meanwhile, we seek to maximise the synergies presented by our restructuring. Within a more scientific management framework, we will be able to improve our operations efficiency. Our adoption of a modern business philosophy will lead to better quality services for customers. All these initiatives will serve to reinforce our competitive edges in a fierce market environment. Furthermore, the fostering of a new dynamic corporate culture will mobilise the creativity and participation of each and every staff to its full extent. The alignment of staff interests with those of the Group therefore provides further impetus for growth and development.

As a result of the committed efforts of our Management and staff, the Group recorded a profit attributable to shareholders of HK$6,673 million for 2002, exceeding by 6.2% the profit projection stated in our Prospectus. Return on average shareholders' funds was 12.23%, representing an increase of 4.92 percentage points over the same period last year. Return on average total assets was 0.91%, a rise of 0.55 percentage point from the preceding year. NPL ratio was 7.99%, which was a decline of 3 percentage points year-on-year. We will continue to concentrate on our overall objective of maximising shareholder value through pro-active business development, risk management and revenue enhancement, while maintaining our commitment to the society as a good corporate citizen.

I believe that on the back of a solid financial foundation, extensive customer base, talented employees and close cooperation with BOC, the Company will benefit from an economic recovery in Hong Kong and rapid economic development in the Mainland of China. As we strive to establish ourselves as a first-class international bank, we aim to bring favourable returns to investors. Finally, I would like to take this opportunity to express my sincere gratitude to investors and all our staff. Going forward, I thank you for your continuing support.

LIU Mingkang
Hong Kong, 20 March 2003

CHIEF EXECUTIVE'S REPORT



LIU Jinbao
Vice Chairman, Bank of China
Vice Chairman, Executive Director and Chief Executive, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited

We achieved visible success in three major areas – a successful listing, making good progress in business that delivered on our promise to shareholders, synergies beginning to be realised from the restructuring. Looking ahead, we are geared towards maximising shareholder value by enhancing revenue, strengthening risk management, improving operational efficiency, optimising asset and liability management and expanding our China business.

This is the first time we report our annual results as a publicly listed company.

The year 2002 marked a significant milestone for the Company. We achieved visible success in three major areas. Firstly, our listing on the Stock Exchange of Hong Kong on 25 July received an enthusiastic response from the market despite the local and global economic downturn. Secondly, we made good progress in growing our business amidst a difficult operating environment. This enabled us to deliver on our promise of targeted profitability to shareholders. Finally, we pushed forward the integration process and began to realise synergies from the restructuring. Our efforts to transform the Company into an internationally recognised bank are leading to better quality service for customers and greater shareholder value.

Smooth Integration Post-Restructuring

Following the merger on an unprecedented scale in October 2001, we sought to align ourselves with the international "Best Practices" in banking. We introduced new organisational structure, business philosophy, management mechanisms and operational models for the new bank with a long history. Management and staff were quick to adjust to these changes. Meanwhile, systems being implemented were fine-tuned where necessary. Throughout this period, the negative impact on our customers or business was kept to a minimum. We can therefore describe our process of integration as having been smooth and efficient in comparison with other major banks in the world that have been merged.


BANK OF CHINA
VISA

With the integration of our operations on the way to completion, we witnessed the following achievements, which also reflected our strengthened competitive edges:

- Establishment of corporate governance guidelines and an organisational structure in line with the "Best Practices" that provides a solid foundation for the long-term development of the Group.
- Clearly defined objectives for enhancing return-on-equity and maximising shareholder value, forming the basis of our business strategies.
- Strengthened marketing capabilities by capitalising on a unified brand and an extensive distribution network, together with the fostering of a marketing-oriented culture.
- Introduction of comprehensive and independent risk management systems and control mechanisms, enabling improvement in asset quality.
- Enhanced operational efficiency as a result of centralisation and standardisation of back office processes.

A Successful Listing

In less than 10 months after our Restructuring and Merger, we reached another milestone in our history – the listing of the Company in Hong Kong by public offering. By undergoing a restructuring, then immediately following it with a listing, the Company positioned itself for greater challenges in the face of market competition. This helped facilitate the implementation of the new concepts, new mechanisms and new models introduced through restructuring, and accelerated the realisation of benefits from them.

Amidst bearish global equity markets, our public offering in Hong Kong received over 380,000 applications in the retail tranche alone, representing 26 times over-subscriptions. In the international offering, our public offer was 4.3 times over-subscribed. This included a Public Offering Without Listing ("POWL") in Japan that made us the first Chinese enterprise to do so in Japan's equity market.

It was encouraging to note that the successful listing of the Company was the largest retail share offering in Hong Kong by size, and the largest Hong Kong-only listed IPO. At the time, it was also the largest public offering of shares by a financial institution from Asia and amongst the largest of all global financial services equity offerings in the year 2002. In as short as four months after our listing, the Company was included in the Financial Times Index, MSCI Hong Kong Index and Hang Seng Index. This was a confirmation of the importance that the market attached to our status as a major listed financial group in Hong Kong. The success of the listing will also be remembered by the numerous international and regional annual IPO awards it has won.

The favourable response to our IPO in a sluggish economic environment is a reflection of investor confidence in the Group's fundamental strengths and of positive expectations for growth. These combined factors are the driving force behind our commitment to serving shareholders and customers.

Delivering on Our IPO Promises

We are pleased to report to our shareholders that our business continued to grow and generate good profits in 2002. Even though the Hong Kong economy was influenced by a number of unfavourable factors – weak domestic demand, contraction of deposits and loans, persistent deflation, further decline in asset prices and soaring personal bankruptcies – we were still able to deliver value to our shareholders, as promised during our public offering.

During the year, the Group achieved a profit attributable to shareholders of HK$6,673 million, representing an increase of 141.1% compared with 2001. Earnings per share was up by the same percentage points to reach HK$0.6311. Return on average shareholders' funds rose from 7.31% in 2001 to 12.23%.

A key contributor to our performance was the substantial fall in the net charge for bad and doubtful debts, which totalled HK$2,855 million, a decline of 61.5% from the preceding year. New specific provisions for bad and doubtful debts shrank by 57.6% to HK$4,519 million. The reduction in provisions offset the decrease of 8.2% in operating profit before provisions.

Our asset quality improved in a difficult economy. NPLs fell by HK$9,853 million, or 27.7%, to HK$25,659 million. An improved NPL ratio to 7.99% from 10.99% as at 31 December 2001 was attributable to three factors. Firstly, our loan sale to BOC Grand Cayman Branch in June 2002 carved HK$7,029 million of NPLs from our loan book. Secondly, since the establishment of an independent Risk Management Department, we have been implementing new mechanisms, policies and procedures to ensure tightened control of credit approval and credit risk management, which was conducive to the enhancement of asset quality. Thirdly, our newly established Special Assets Management Department, working in conjunction with various front-line departments, undertook the task of monitoring, recovering and restructuring classified loans. During the year, we collected HK$9,545 million from classified loans through cash collection and repossessed collateral disposal.

Owing to the adoption of prudent provisioning policy and the reduction in NPLs, the specific provisions coverage ratio for NPLs improved from 29.07% as at 31 December 2001 to 33.66% at end-2002. The loan loss reserve ratio also strengthened from 48.19% to 58.51% year-on-year.

A weak economy and soaring personal bankruptcies in 2002 pushed up the credit card charge-off ratio, adversely affecting the local banking industry across the board. However, our charge-off ratio remained lower than the industry average as at the end of the year.

Diverse and Innovative Business Development

During 2002, we introduced a diverse range of products and services that




中国銀行(香港) BANK OF CHINA

allowed us to capitalise on opportunities existent in the market. We further made use of our extensive distribution network and strengthened capabilities, post-restructuring, in product development and marketing. Our efforts in cross-selling broadened our customer base and expanded our business. As a result, the Group's non-interest operating income increased by 3.7% to HK$4,172 million, partially offsetting the decrease of 7.0% in net interest income to HK$13,942 million. The ratio of non-interest income to total operating income rose to 23.03% from 21.16% last year. Net fees and commission income grew by 9.3% to HK$2,948 million.

In retail banking, we launched a series of investment products during the year, against the backdrop of a low interest rate environment in Hong Kong. These included guaranteed funds, retail bonds, Equity Linked Deposit, Monthly Stocks Savings Plan and various investment funds, which were well received by the market. The response to our launch of the AUD Australia Growth Guaranteed Fund, which was the first non-US dollar denominated guaranteed fund in Hong Kong and for which we were the sole authorised agent, was similarly favourable. In 2002, the sale of retail bonds and guaranteed funds amounted to over HK$8,000 million. As a reflection of our active participation in the retail loans market, our residential mortgage lending, excluding that generated under the suspended Home Ownership Scheme, recorded a growth of 4.0%. The Group maintained its leading position in the mortgage market.

Our credit card business reported a stable growth. In 2002, BOC-CC registered double-digit growth in terms of the number of cards issued and total cardholder spending over the same period last year. The launch of "y not"credit card, tailored to the needs of today's women, was well received by customers. Our success against fierce market competition has also been recognised by industry peers. During the year, BOC-CC won the Gold Prize for "VISA International 2001-2002 Largest Card Sales Volume Growth in Hong Kong" and a number of other prizes presented by MasterCard and VISA International. Total card receivables increased by 3.8%, exceeding the negative market average.

In corporate banking, we made progress in syndicated loans. Our transformation into a lead arranger from a participant role has placed us in the top-tier of lead arrangers in Hong Kong, as ranked by the number of deals made and funds raised. This helped increase our loan volume and non-interest income. For trade finance customers, we launched a new factoring service. Meanwhile, our corporate customers benefited from our new bond trading service and bond underwriting expertise.

Total customer deposits and advances for the banking industry were down by 2.6% and 4.9% respectively. By comparison, our customer deposits fell slightly by 0.9% to HK$600,977 million, while our loans and advances to customers declined marginally by 0.6% to HK$321,034 million. However, on an ex-loan sale basis, our outstanding loans and advances to customers grew by 3.0%, mainly due to increased syndicated lending and residential mortgages.

Optimising Operational Efficiency

Targeting to strengthen asset and liability management and enhance capital efficiency, we reduced inter-bank funding arrangement with our parent BOC, increased investments in debt securities, and lowered the cost of funding through adjusting the pricing structure of deposits.

Total assets fell by 4.0% to HK$735,489 million as at end-2002 due to an adjusted asset portfolio. Securities investments held at year-end amounted to HK$190,232 million, an increase of 30.7%. We actively disposed of idle properties, the proceeds of which were channelled to other interest-earning assets.

During the year, net interest spread increased by 18 basis points to 1.85%. Partially offset by the reduction in contribution from net free funds, our net interest margin improved marginally by 3 basis points to 1.98%. Through the adjustment on the pricing structure of deposits and introduction of service fees on low balance deposits, we sped up the process of consolidating customer accounts, which facilitated our accounts management. Our customers therefore benefited from these measures, in the form of improved service.

We continued to pay attention to cost discipline and operating efficiency. Although overall operating expenses increased by 3.0%, staff costs, the largest item in operating expenses, decreased by 5.7% to HK$3,578 million mainly due to a reduction in headcount as part of our rationalisation initiatives. Premises and equipment expenses excluding depreciation reduced by 10.0% to HK$803 million, benefiting from effective integration of operations and a decline in premises rental.

After the Restructuring and Merger, the Group has actively implemented the branch rationalisation plan in phases. As at end-2002, the Group had a total of 319 branches, a reduction of 31 branches from the preceding year and of 35 branches compared to October 2001 when the merger took place. Our new marketing strategy has addressed the issue of branches with overlapping service mandates by merging them and by kick-starting a "Model Branches Pilot Programme". Under this programme, branches will be reorganised into five groupings, comprising Full Service Branches, Investment Centres, Personal Financial Service Centres, Self Service Banking Centres and VIP Branches. We are able to better utilise our branch resources and enhance operational efficiency by branch rationalisation, strengthening of branch marketing capabilities, shifting back office functions previously undertaken by branches to back office departments, and encouraging customers to make use of lower-cost electronic channels.

The centralisation of our back office operations, coupled with the unification of workflow and methods, enabled us to contain costs and strengthen support to our front office. We expect to realise the synergies of these strategic initiatives from 2003 onwards.

Employee productivity is another pillar of our strategy to increase efficiency gains.



Additional resources were devoted to a wide range of staff training programmes including those for middle and senior management. During the year, a total of 729 training courses were conducted with an enrolment of over 55,000 from our entire staff.

The Group's business achievements in the past two years would not have been possible if not for the energy, creativity, loyalty and professionalism of our employees. People represent our most precious asset and are the driving force behind our growth. On behalf of the Management, I would like to take this opportunity to express my heart-felt gratitude to all of my colleagues.

Strategic Opportunity in China

China business is one of the key components of our long-term growth strategies and represents our competitive edge. During the year, we strengthened our Mainland business infrastructure and pressed ahead in exploring new business opportunities.

To facilitate the development of our business in the Mainland of China, we established the "China Business Committee" for decision-making and the "China Business Steering Committee" to provide operational guidance. The "Mainland Branches Business Department" was restructured to become "China Business Head Office" in November 2002. By strengthening our linkage and cooperation with BOC and its Mainland branches, we are trying to fully utilise the overall competitive advantage to successfully implement our "China Story". Twelve of our fourteen Mainland branches and sub-branches were granted official approval to offer comprehensive foreign currency services. In tandem, five of our Mainland branches and sub-branches became eligible to conduct Renminbi business with foreign individuals and foreign funded enterprises.


首創人民幣提款服務
中国銀行(香港)
BANK OF CHINA

The unique position we hold in the Mainland of China has been wholly reflected in our credit card business. In 2002, we more than doubled the number of cards issued and cardholder spending for Great Wall International Card, which was designed specifically for Mainland customers. Moreover, Great Wall Renminbi Card, the first Renminbi credit card introduced to Hong Kong consumers for use in the Mainland, grew by more than 3 times in terms of the number of cards issued. We maintained our leading position in the merchant acquiring business in the Mainland, witnessing a 19.8% growth in transaction value as compared with the previous year.

In 2002, we were mandated as the Hong Kong dollar cheque bilateral clearing agency for both Guangdong Province and Shenzhen. We were also designated to act as the Hong Kong agent in developing the Shenzhen-Hong Kong Real Time Gross Settlement System, which provides a real time, safe and low cost electronic means of cross-border fund settlement between banks in Shenzhen and Hong Kong.



To leverage our strengths in the Mainland of China, we signed a number of business cooperation agreements with our parent BOC and its Mainland branches, extending the scope of our mutual business and better serving our customers. For example, a pilot service of "Remittance Express between Hong Kong and the Mainland" was jointly launched by BOCHK and 77 BOC branches in a number of Mainland cities. We cooperated with BOC Shenzhen Branch to initiate the "Automated Fund Transfer Service". A "Prestige Customer Referral Programme between Hong Kong and Shanghai" was introduced together with BOC Shanghai Branch. Thus, we are gradually benefiting from the cooperation between the Group and BOC, in capturing mutually rewarding business opportunities.

Towards New Goals In A New Horizon

Going forward, we will not underestimate the challenges of the current operating environment. There remains external uncertainty because of deteriorating US-Iraq relations while internally we continue to be affected by the difficult process of economic restructuring. Given these, the pace of recovery is expected to be only moderate, with uneven growth across business sectors. A mixed economic performance, with a strong external sector but weak domestic demand, is likely to continue for quite some time. We, therefore, do not expect the banking industry to benefit immediately from any economic recovery.

We put forward the following five medium-term strategic goals during our IPO in July 2002:

- Foster cross-selling efforts and explore high value-added products by leveraging our extensive distribution network and brand franchise to enhance revenue.
- Improve risk management and asset quality.
- Realise synergies generated by the Restructuring and Merger to improve operational efficiencies.
- Strengthen asset and liability management to increase capital efficiency and return-on-equity.
- Fully utilise our cooperative efforts with BOC and our unique advantages in the Mainland market to further expand our China business.

During the year, we took our first steps towards these goals, seeing initial results. With greater effort put forth in these areas, we shall seek greater achievements.

Restructuring, merger, and then listing marked new developments in the history of the Group. We are making every endeavour to implement the new concepts, new mechanisms and new corporate culture post-restructuring. Our compliance to regulations as a major locally listed financial institution will further enhance corporate governance, increase transparency, drive business development and improve operational efficiency. With all these, we are geared towards maximising shareholder value, providing quality service to our customers, and fulfilling our responsibility as a good corporate citizen.



LIU Jinbao
Hong Kong, 20 March 2003



Prudent Financial Management

FINANCIAL REVIEW

Financial Performance

Profit and Loss Account

HK$'m	**2002**	2001
Operating profit before provisions	**12,089**	13,162
Operating profit after provisions	**9,234**	5,750
Profit before taxation	**8,068**	3,733
Profit attributable to shareholders	**6,673**	2,768
Earnings per share (HK$ cents)	**63.11**	26.18
Return on average total assets	**0.91%**	0.36%
Return on average shareholders' funds	**12.23%**	7.31%

Attributable profit of the Group increased from HK$2,768 million in 2001 to HK$6,673 million in 2002. Operating profit before provisions decreased by HK$1,073 million, or 8.2%, to HK$12,089 million. Earnings per share of HK$63.11 cents was 141.1% higher than in 2001. Return on average total assets increased by 0.55 percentage point to 0.91% while return on average shareholders' funds was 12.23%, an increase of 4.92 percentage points compared with 7.31% in 2001.

Net Interest Income

HK$'m	**2002**	2001
Net interest income	**13,942**	14,987
Average interest-earning assets	**702,784**	768,525
Net interest spread	**1.85%**	1.67%
Net interest margin	**1.98%**	1.95%

Net interest income fell by HK$1,045 million, or 7.0%, to HK$13,942 million.

Net interest spread improved by 18 basis points to 1.85%, but this effect on net interest income was offset by a reduction of 15 basis points in the contribution from net free funds, leading to a 3 basis points increase in net interest margin to 1.98%. The improvement in spread was the result of various asset and liability management initiatives including a significant reduction in inter-bank funding arrangements with BOC, increase in holding of debt securities, and cost savings through adjusting the pricing structure of deposits. Other factors contributing to the improvement of net interest spread were the increase in demand deposits, current accounts and savings deposits, and a reduction in the level of NPLs.

The improvement in general was partly offset by rate reductions on lending products due to increased competition in residential mortgages, subdued corporate loan demand, and the Group's strategy in adjusting the loan portfolio.

Other Operating Income

HK$'m	2002	2001
Other operating income	**4,172**	4,022
Net fees and commission income	**2,948**	2,696
Net gain from foreign exchange activities	**824**	816
Gross rental income from investment properties	**279**	257
Net (loss)/gain from other investments in securities	**(61)**	108

Other operating income increased by HK$150 million, or 3.7%, to HK$4,172 million, representing 23.03% of total operating income against 21.16% in 2001.

Net fees and commission income amounted to HK$2,948 million, an increase of 9.3% compared with 2001. Key factors leading to the improvement included increase in wealth management income, increase in payment service fee income, strong growth in loan syndications, introduction of a levy on low-balance Hong Kong dollar savings accounts and a reduction in fees and commission expenses.

Increase in wealth management income was mainly due to commissions earned from sale of HK$5.2 billion of investment funds. The increase in the number of credit cards issued and merchant acquiring business also contributed to the increase in net fees and commission income.

The improvement was offset by a 16.2% reduction in net commissions earned from stock brokerage owing to lower trading volumes in the market. Bills commission income also fell by 13.3% in 2002 but the trade finance business has shown signs of improvement in the second half of 2002.

The decrease in fees and commission expenses was mainly attributable to the reduction of cash rebates for residential mortgage loans charged to the profit and loss account due to a change in the amortisation method.

Net loss from other investments in securities consisted of HK$145 million marked-to-market loss on debt securities as a result of a widening of the credit spread.

Operating Expenses

HK$'m	2002	2001
Operating expenses	**6,025**	5,847
Staff costs	**3,578**	3,796
Premises and equipment expenses excluding depreciation	**803**	892
Depreciation on owned fixed assets	**632**	460
Other operating expenses	**994**	676

Operating expenses increased by HK$178 million, or 3.0%, to HK$6,025 million.

Staff costs decreased by HK$218 million, or 5.7%, to HK$3,578 million due to a reduction in headcount as part of our rationalisation initiatives. As a result of the decrease in rental expenses and savings from consolidation of business operations, premises and equipment expenses decreased by HK$89 million, or 10.0%, to HK$803 million. Depreciation charges increased by HK$172 million, or 37.4%, to HK$632 million mainly due to the effect of recognising properties on the basis of market valuation at the time of the Restructuring and Merger. Increase in other operating expenses of HK$318 million, or 47.0%, to HK$994 million was due to write-offs of certain aged receivables, increase in professional fees, directors' and bank-wide indemnity insurance, and expenses relating to the expansion of credit card business. The cost to income ratio increased by 2.5 percentage points to 33.26% in 2002.

Charge for Bad and Doubtful Debts

HK$'m	2002	2001
Specific provisions		
– new provisions	**4,519**	10,649
– releases	**(582)**	(645)
– recoveries	**(904)**	(530)
	3,033	9,474
General provisions	**(178)**	(2,062)
Net charge for bad and doubtful debts	**2,855**	7,412

Net charge for bad and doubtful debts decreased by HK$4,557 million, or 61.5%, to HK$2,855 million. The net charge to average advances to customers fell from 2.2% in 2001 to 0.9% in 2002. New specific provisions decreased by HK$6,130 million, or

57.6%, to HK$4,519 million as a result of improved credit risk management, while more efficient debt collection and recovery process increased recoveries from HK$530 million in 2001 to HK$904 million in 2002.

Bad debt charge for credit card business increased by HK$189 million, or 92.0%, to HK$395 million, largely due to the high levels of personal bankruptcies experienced in Hong Kong. The charge-off ratio for credit cards was 12.33% for the year ended 31 December 2002.

Net Loss from Revaluation of Fixed Assets

In order to reflect the impact of the downward property value trends in Hong Kong since the previous revaluation performed in April 2002, all investment properties and certain premises were revalued by Chesterton Petty Limited, an independent valuer, at 31 December 2002. The revaluation of premises resulted in an increase in the Group's premises revaluation reserve by HK$46 million and a charge to the profit and loss account by HK$771 million in 2002. The revaluation of investment properties resulted in a loss that was first applied against in the Group's investment properties revaluation reserve of HK$13 million and the remaining amount of HK$206 million was charged to the profit and loss account in 2002.

Financial Position

Balance Sheet

HK$'m	**2002**	2001
Total assets	**735,489**	766,140
Inter-bank placements and short-term funds	**178,526**	254,877
Securities investments	**190,232**	145,586
Advances to customers	**321,034**	323,038
Fixed assets	**20,212**	21,049
Total liabilities	**677,434**	712,904
Deposits from customers	**600,977**	606,428
Certificates of deposit issued	**–**	5,000

Total assets decreased by HK$30,651 million, or 4.0%, to HK$735,489 million at 31 December 2002.

Inter-bank placements and short-term funds, decreased by HK$76,351 million, or 30.0%, to HK$178,526 million at 31 December 2002. After the Restructuring and Merger, BOCHK has, as a locally incorporated entity, developed a new set of liquidity management policies and mechanisms to address the Group's needs and the requirements of the HKMA. Consequently, inter-bank placement of HK$54,635 million with BOC was withdrawn. Moreover, in accordance with our asset and liability management, inter-bank placements and short-term funds were reduced and redeployed into higher yielding debt securities.

Securities investments increased by HK$44,646 million, or 30.7%, to HK$190,232 million at 31 December 2002. Approximately 83% of the securities holdings were denominated in US dollar and Hong Kong dollar compared with 87% at 31 December 2001. Approximately 99% of securities holdings were investment grade securities rated by international recognised rating agencies.

Advances to customers decreased by HK$2,004 million, or 0.6%, to HK$321,034 million at 31 December 2002. On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to BOC Cayman without recourse. Excluding the loan sale, advances to customers grew by HK$9,437 million or 3.0%. This growth reflected the Group's efforts in increasing syndicated lending and residential mortgage lending. During the year, syndicated lending and residential mortgage loans grew by 5.5% and 4.0% respectively.

Outside Hong Kong and Mainland China, and after taking into account of transfer risk, advances to customers increased by HK$7,322 million, or 169%, to HK$11,654 million at 31 December 2002.

Fixed assets decreased by HK$837 million, or 4.0%, to HK$20,212 million at 31 December 2002. The fall was due to disposals of premises of HK$572 million, deficits on revaluation of premises and investment properties of HK$944 million and an increase in depreciation charges but was partly offset by acquisitions of premises and investment properties, totalling HK$912 million. Large disposals of premises during the year included en-bloc properties such as China State Bank Building, Hua Chiao Commercial Bank Building and Yien Yieh Bank Building.

Total liabilities decreased by HK$35,470 million, or 5.0%, to HK$677,434 million at 31 December 2002. The decline was mainly due to the withdrawal of inter-bank fund of HK$41,000 million by BOC.

Deposits from customers decreased by HK$5,451 million, or 0.9%, to HK$600,977 million at 31 December 2002. Demand deposits and current accounts grew by 15.2%, and savings accounts increased by 10.9%. This was offset by a 7.0% decline in time, call and notice deposits. This reflected customers' preference for liquidity in the low interest rate environment. During the year, the Group adjusted the pricing structure of deposits and put in place low-balance service charges. These measures were effective in controlling our funding costs.

As a result, the loans to deposits ratio increased by 0.15 percentage point to 53.42%.

Liquidity and Capital Management

HK$'m	**2002**	2001
Shareholders' funds	**56,941**	52,170
Capital adequacy ratio	**13.99%**	14.38%
Average liquidity ratio	**41.17%**	39.88%

Shareholders' funds increased by HK$4,771 million, or 9.1%, to HK$56,941 million at 31 December 2002.

The Group's consolidated capital adequacy ratio decreased by 0.39 percentage point to 13.99%. The capital base recorded a growth of 2.5% while risk-weighted assets rose by 5.3%. The increase in the capital base was a result of increase in retained profits, partly offset by the special dividend paid during the year. The increase in risk-weighted assets was mainly attributable to an increase in contingent liabilities and commitments.

The Group maintained a strong liquidity position, with the average liquidity ratio of 41.17%, compared with 39.88% in 2001.

Asset Quality

HK$'m	2002	2001
Non-performing loans	**25,659**	35,512
As a percentage to total loans	**7.99%**	10.99%
Specific provisions coverage ratio	**33.66%**	29.07%
Loan loss reserve ratio	**58.51%**	48.19%

During the year, the Group has achieved significant improvements in asset quality. NPLs decreased substantially by HK$9,853 million, or 27.7%, to HK$25,659 million at 31 December 2002. As a result, the ratio of NPLs to total loans reduced to 7.99% at 31 December 2002 from 10.99% at 31 December 2001. Classified loans to total loans also improved from 11.5% at 31 December 2001 to 8.0% at 31 December 2002.

The improvement was attributed to enhanced credit risk management that helped reduce new NPLs, more proactive recovery efforts in cash collection and collateral disposals, write-offs and the loan sale. During the year, the Group collected HK$9,545 million of classified loans.

The Group has implemented a prudent and conservative policy in assessing the adequacy of provisions for bad and doubtful debts, in accordance with the guidelines set by the HKMA. During the year, the Group also increased the discount rates of collaterals such as industrial property, commercial property, land and shop to more conservative levels.

Specific provisions coverage ratio for NPLs improved from 29.07% to 33.66% at 31 December 2002 and loan loss reserve ratio improved from 48.19% to 58.51% at 31 December 2002. Specific provisions and collateral coverage for classified loans also increased from 85.62% to 90.08% at 31 December 2002.


Deposit
Mortgage

| Customer-centric |

OPERATIONS REVIEW



2002 was a year characterised by reform and growth for the Group. To realise potential synergies and enhance shareholder value, we continued to improve our business models, operational strategies, and technological development.

2002 was a year characterised by reform and growth for the Group. We became the second largest banking group in Hong Kong, consolidating our customer base, distribution network and operations following the Restructuring and Merger. Operating in a tough environment, we strove to explore new business opportunities. To realise potential synergies and enhance shareholder value, we continued to improve our business models, operational strategies, and technological development.

Retail Banking

Branch Rationalisation

Our branch rationalisation plan has been implemented with a view to optimising customer service and cost efficiency. In 2002, we reduced the number of branches in Hong Kong to 319, compared with 350 branches of a year ago. The fostering of a new marketing culture is expected to drive future business growth. According to our Model Branches Pilot Programme, all branches will be reorganised into five groupings, namely Full Service Branches, Investment Centres, Personal Financial Service Centres, Self Service Banking Centres and VIP Branches, within a hub-and-spoke framework. The design of this programme was scheduled to complete in early 2003 with operations to be commenced by the end of the same year.

Our self service banking network was expanded to convenient locations in Hong Kong, providing more quality services to our customers. The number of ATMs in Hong Kong increased to 435 as at 31 December 2002. In addition, our customers can access to Renminbi withdrawal service at more than 1,600 conveniently located ATMs across nine provinces, covering over fifty cities in the Mainland of China. Hong Kong dollar withdrawal service is also available at designated ATMs in Guangdong Province.

Residential Mortgage

The Group remained one of the leading residential mortgage lenders in the local market, accounting for approximately 17%[1] of gross new loans made in 2002. During the year, we pioneered a number of new mortgage products and expanded the scope of services offered to our customers, with the inclusion of Servicing of Second Mortgage Loan, Mortgage with Deferred Repayment and Mortgage with Fixed Rates. At the end of this year, our residential mortgage loans[2] in Hong Kong rose by 4.0% as compared with last year.

Wealth Management

We capitalised on the growth potential in wealth management throughout the year. Emphasis was placed on product development, with the addition of guaranteed funds, retail bonds, Equity Linked Deposit and Monthly Stocks Savings Plan to our range of financial products.

The sale of retail bonds and guaranteed funds amounted to over HK$8,000 million in 2002, a reflection of our strong franchise and extensive distribution network. The launch of the BOCHK BOCI-Prudential AUD Australia Growth Guaranteed Fund, the first non-US dollar denominated guaranteed fund in Hong Kong and for which we were the sole authorised agent, was well received by the market.

In June 2002, we introduced the Equity Linked Deposits, providing customers with an alternative to pure fixed deposits by linking deposit returns to the performance of a specific stock listed in Hong Kong. Since its inception, the product has received positive response in a low interest environment.

Our Currency Option Deposits entered the spotlight again in 2002, doubling its transaction volume as compared with the previous year.

During the year, we established a team of professional financial consultants to capitalise on potential growth in the wealth management business and provide dedicated service to privileged customers. Our Call Centre has started to offer 24-hour customer service since October 2002.


BANK OF CHINA
BANK OF CH

Credit Card

Our credit card business continued to grow in 2002. As at 31 December 2002, both the number of cards issued and cardholder spending recorded double-digit growth compared with the previous year. Total card receivables grew by 3.8% in 2002, exceeding the negative market average.

1 *The Group's market share of gross new loans made for 2002 is computed as the percentage of total gross new loans made by the Group to total gross new loans made by authorised institutions in Hong Kong (in accordance with the HKMA's Residential Mortgage Survey) for the year ended 31 December 2002.*

2 *For loans used in Hong Kong, residential mortgage loans excluded the mortgage loans under the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme.*

In a fast-changing market environment, our commitment to exploring new areas of service remained. This was illustrated by the launch of our "y not" credit card in 2002, which has been tailored to the needs of today's women and won popular support from this important segment.

Great Wall International Card, one of our core products, registered a 104.7% and a 107.2% growth, respectively, in the number of cards issued and cardholder spending compared with the previous year. This card is particularly well suited for the Mainland of China customers who frequently travel and conduct transactions outside the country. Another growing customer segment is frequent travellers between Hong Kong and the Mainland. Our Great Wall Renminbi Card appeals to these customers and has been popular since its introduction in Hong Kong in 2000. It was the first Renminbi credit card for transactions and settlement in the market, and the number of cards issued grew by more than 3 times during the year.

Merchant acquiring business is another important part of our strategy. In Hong Kong, the business achieved a 3.4% growth by transaction value in 2002. We remained the leader in the merchant acquiring market in the Mainland of China, where we experienced a 19.8% growth by transaction value in the year.

Our achievement in the credit card business was widely recognised by our industry peers amidst fierce market competition. BOC-CC won a number of awards presented by the VISA International, including the Gold Prize of "2001-2002 Largest Card Sales Volume Growth in Hong Kong", Bronze Prize of "The Highest Merchant Sales Volume in Hong Kong", "Best Issuer Fraud Control in Hong Kong" and "Verified By VISA Achievement Award – Hong Kong/ Macau". We also received "The Highest Market Share in 2002 for Commercial Card Spending in Hong Kong" by the MasterCard International.

In 2002, a stagnant economic environment and soaring personal bankruptcy cases in Hong Kong continued to affect the charge-off performance of the card industry. Our credit card charge-off ratio stood at 12.33% as at 31 December 2002, which was lower than the industry average. We will closely review and adjust our credit policies to ensure asset quality.

Corporate Banking

Syndicated Lending

Leveraging our strong customer base, we have been acting as lead arrangers in loan syndications, an important step up from the participant roles which we held previously. This has led to the growth in our syndicated loans and an improved non-interest income. In 2002, we were


y not

ranked by *Basis Point* as one of the top lead arrangers of syndicated loans in Hong Kong, in terms of the number of deals made and the funds raised.

SME Lending and Trade Finance

We provide specialised services to small and medium-sized enterprises. For example, we participated in the SME Business Installations and Equipment Loan Guarantee Scheme, which is partially guaranteed by the HKSAR Government.

We strengthened our trade finance service with the introduction of a new factoring service to corporate customers.

Cash Management

We introduced bond trading services to corporate customers in August 2002. As a result of our focused efforts in developing corporate bond underwriting business, we successfully underwrote several large debt issuances for large corporations and financial institutions this year.



Financial Institution Services

During the year, the Group strengthened its relationships with local and international financial institutions in many aspects. A dedicated team was set up to serve the needs of non-banking financial institutions. We organised a series of seminars in Hong Kong and the Mainland of China to encourage interaction, which led to the establishment of new business connections with a number of our Mainland counterparts.

Treasury Operations

With consolidated customer base and distribution network after the merger, we took a new strategic direction in our treasury operations. A dedicated team was set up to serve key customers, who require more sophisticated products and services. On the technology front, a customer-driven treasury platform was developed. The result of our new strategy was a notable increase in the number of treasury customers. Our efforts to expand products and services for customers in the Mainland of China bore fruit in the form of increasing deposits from Mainland financial institutions.

In anticipation of increased demand for funds by large corporations, we participated actively in the primary market. We also assumed the role of market maker for debts issued by Hong Kong Mortgage Corporation Limited, Hong Kong Airport Authority and Mass Transit Railway Corporation Limited.

Mainland Branches and China Related Business

Mainland China-related business is one of the driving forces behind our future growth.

Mainland Branches

Our branch network in the Mainland of China consists of fourteen branches and sub-branches in major cities, including Beijing, Shanghai, Dalian, Qingdao, Fuzhou, Xiamen, Guangzhou, Shantou, Shenzhen and Haikou. Twelve branches and sub-branches have obtained official permission to offer foreign currency banking services to all categories of customers, comprising local individuals and domestically funded enterprises, throughout the Mainland. Five branches are eligible to conduct Renminbi business on a limited scope, to foreign individuals and foreign funded enterprises.

Anticipating an increase in business from the Mainland, we restructured our "Mainland Branches Department" into "China Business Head Office" in November 2002. In so doing, we believe we can better serve our customers on both sides of the border and fully take advantage of business opportunities in the Mainland.

During the year, we targeted to offer Mainland mortgage services at any branches (of BOCHK or BOC), in any currency (RMB or HKD) so that customers can make payments anywhere (in Hong Kong or the Mainland). In 2002, we worked with BOC Shenzhen Branch to launch an Automated Fund Transfer Service for Hong Kong residents who have purchased properties in the Mainland. This service enables our customers to remit payments directly from their designated accounts with the Group in Hong Kong to our Mainland branches or BOC branches. This year, we were designated as the mortgage lending bank for several quality residential property developments located in Guangdong Province. Besides, we offered a new title document collection service to customers who have purchased properties in Guangdong Province, allowing them to collect title documents in Hong Kong upon full repayment of their mortgage loans.

In August 2002, we launched a new corporate finance product, Advance Against Export Tax Rebate, in compliance with China's Export Tax Rebate Policy. This helps our corporate customers alleviate short-term liquidity pressure caused by delays in the reimbursement of tax rebates from exports.

Clearing and Settlement Services

The cost control and efficiency of our clearing and settlement services were enhanced by several cross-border developments. We signed business agreements with the State Administration of Foreign Exchange Shenzhen Branch and Guangdong Province Branch in May and June 2002 respectively. We also entered service agreements with Shenzhen Financial Electronic Settlement Centre and Guangzhou Electronic Banking Settlement Centre. These agreements provided us with a mandate to act as a two-way clearing agent (previously being a one-way agent) for Hong Kong dollar cheques, covering Guangdong Province and Shenzhen, leading to the development of related business.

In June 2002, we were appointed as an agent bank in Hong Kong for the Shenzhen-Hong Kong Real Time Gross Settlement System. The successful launch of the RTGS in December 2002 was a new achievement in the provision of Hong Kong dollar settlement services between Hong Kong and the Mainland of China. It provides a real-time, secure and low cost electronic means for cross-border funds settlement between Shenzhen and Hong Kong.

Collaboration with BOC

We continued to pursue business growth in the Mainland in collaboration with BOC.

In 2002, we signed a business cooperation memorandum with BOC Shanghai Branch. It was expected that this would lead to an expansion of our wealth management business. Specific initiatives included a prestige customer referral programme that helped provide our wealth management services to the privileged customers in Shanghai.

We entered into a trade services agreement with BOC in October 2002 that would increase our cooperation in certain trade finance services. Also, the signing of a delivery and purchase of foreign bank notes agreement with BOC facilitated the rollout of related services to the market.

The Group derives a unique advantage from maintaining a close relationship with BOC, especially as the economies of Hong Kong and the Mainland become further intertwined. We are able to provide cross-border financial services that are comprehensive in both the depth and the breadth. We believe that our cooperation with BOC is complementary and mutually beneficial.


中國銀行(香港)
BANK OF CHINA (HONG KONG)

Bank of China (Hong Kong) paves your way to the Mainland of China

Information Technology

Information technology is the backbone of our business operations. An Information Technology Committee was thus established to oversee IT development plans. We also formulated an Information Technology Development Blueprint that will support our business development well into the future.

During the year, we initiated a number of key projects and made substantial progress in system enhancements, including:

- An advanced Customer Relationship Management System has been started to facilitate cross-selling efficiency and strengthen our product development capabilities, and will be functional in stages over the next few years.
- An Enterprise Data Warehouse was in the course of being set up to improve the efficiency of related systems.
- Formulating IT Reform Blueprint for our Mainland branches.
- Accomplishment of internet banking development.

Back-office Operations

Back-office operations provide essential support to our business activities. Through the streamlining of workflow and systems upgrades, we have enhanced operational efficiency as well.

During the year, we worked towards establishing a diversified financial product settlement platform. We strove to achieve optimal operation levels in our computer networks. An Electronic Reporting System was developed to minimise the expense of report printing.

To enhance the efficiency of credit approval and loan processing, a Credit Workflow Management System will be introduced in phases in 2003.

Plans are already underway to set up a platform for a Document Imaging System and implement the Information Processing Centralisation Project in order to enhance the automation of data collection and processing. This will help enhance the overall operation efficiency.

Staff Numbers

As at the end of December 2002, the total number of employees of the Group, including all the subsidiary companies, reached 13,439, a reduction of 284 staff over the same period of last year. The total number of employees of BOCHK, Nanyang, Chiyu and BOC-CC was 13,191, a decline of 237 staff year-on-year.

CORPORATE INFORMATION

Board of Directors

Chairman	LIU Mingkang
Vice Chairmen	SUN Changji
	LIU Jinbao
Directors	PING Yue
	HUA Qingshan
	LI Zaohang
	HE Guangbei
	ZHOU Zaiqun
	ZHANG Yanling
	CHIA Pei-Yuan*
	FUNG Victor Kwok King*
	SHAN Weijian*
	TUNG Chee Chen*

* *Independent Non-executive Directors*

Senior Advisor	NEOH Anthony Francis

Senior Management

Chief Executive	LIU Jinbao
Deputy Chief Executives	ZHU Chi
	DING Yansheng
	OR Man Ah
	LAM Yim Nam
Chief Financial Officer	LAW Man Wah
Chief Risk Officer	MAO Xiaowei
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADSs Depositary Bank

Citibank, N.A.
111 Wall Street
New York, NY 10005
United States of America

Website

www.bochkholdings.com



With Vision

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS



Mr. LIU Mingkang, Chairman

Aged 56. Chairman of the Company and BOCHK. Chairman and President of BOC since 2000. Director of BOC (BVI) and BOCHKG. Chairman of the Risk Management Committee of the Company and BOCHK. Chairman of BOCI and Vice Chairman of The Institute of International Finance, Inc. Chairman of China Everbright Holdings Co. Ltd. from 1999 to 2000. Vice Governor of the People's Bank of China and Vice Chairman of its Monetary Policy Committee from 1998 to 1999. Vice Governor of the State Development Bank of China from 1994 to 1998. Held various positions with BOC between 1979 to 1993. Vice Governor and Secretary-General of the Fujian Provincial Government from 1993 to 1994.



Mr. SUN Changji, Vice Chairman

Aged 60. Vice Chairman of the Company and BOCHK. Vice Chairman of BOC since 2000 and Executive Vice President of BOC since 1999. Director of BOC (BVI) and BOCHKG. Chairman of the Remuneration Committee of the Company and BOCHK. President of the Orient Asset Management Corporation from 1999 to 2001. First Deputy Director-General of the State Administration of Machinery Industry from 1998 to 1999 and Vice Minister of the Ministry of Machinery Industry from 1993 to 1998. Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993.



Dr. LIU Jinbao, Vice Chairman and Chief Executive

Aged 50. Vice Chairman and Chief Executive of the Company and BOCHK. Chairman of Nanyang. Director of BOC since 1996 and Vice Chairman of BOC since 1998. Member of the Risk Management Committee of the Company and BOCHK. Joined BOC in 1976; became General Manager of BOC, Shanghai Branch in 1994; appointed as Senior Deputy Chief Executive of BOC Hong Kong-Macau Regional Office in 1997 and later Chief Executive in 1999. General Manager of BOC, Hong Kong Branch since 1997. Non-executive Director of Hong Kong Exchanges and Clearing Ltd., Hong Kong Interbank Clearing Ltd., Hong Kong Note Printing Ltd. and Shanghai Commercial Bank Ltd. Member of the Exchange Fund Advisory Committee, Land Fund Advisory Committee and Commission on Strategic Development under HKSAR Government. Designated representative of BOCHK to the Committee of Hong Kong Association of Banks and presided as Chairman in 1999 and 2002. Chairman of Hong Kong Chinese Enterprises Association.



Mr. PING Yue, Non-executive Director

Aged 60. Non-executive Director of the Company and BOCHK. Managing Director of BOC since 1995. Member of the Audit Committee of the Company and BOCHK. Senior economist with over 18 years' experience in banking industry.



Mr. HUA Qingshan, Non-executive Director

Aged 50. Non-executive Director of the Company and BOCHK. Executive Vice President of BOC. Member of the Risk Management Committee of the Company and BOCHK. Chairman of BOC-CC. Executive Assistant President of BOC from 1994 to 1998.



Mr. LI Zaohang, Non-executive Director

Aged 47. Non-executive Director of the Company and BOCHK. Executive Vice President of BOC. Member of the Remuneration Committee of the Company and BOCHK. Chairman of BOC Investment. Over 20 years' experience in banking industry. General Manager and Executive Vice President of the China Construction Bank from 1990 to 2000.



Mr. HE Guangbei, Non-executive Director

Aged 48. Non-executive Director of the Company and BOCHK. Executive Vice President of BOC. Member of the Audit Committee of the Company and BOCHK. Chairman of Chiyu and Director of BOCI. Over 20 years' experience in banking industry. Executive Assistant President of BOC from 1998 to 2000. General Manager of the Treasury Department of BOC from 1996 to 1998.



Mr. ZHOU Zaiqun, Non-executive Director

Aged 50. Non-executive Director of the Company and BOCHK. Executive Vice President of BOC. Member of the Audit Committee of the Company and BOCHK. Over 20 years' experience in banking industry. General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from 1999 to 2000 and General Manager of the Planning and Financial Department of ICBC from 1997 to 1999.



Ms. ZHANG Yanling, Non-executive Director

Aged 51. Non-executive Director of the Company and BOCHK. Executive Vice President of BOC. Member of the Risk Management Committee of the Company and BOCHK. Over 20 years' experience in banking industry. General Manager of BOC, Milan Branch from March to October 2000. General Manager of the Banking Department of BOC from 1997 to 2000.



Mr. CHIA Pei-Yuan, Independent Non-executive Director

Aged 64. Independent Non-executive Director of the Company and BOCHK. Member of the Audit Committee and Risk Management Committee of the Company and BOCHK. Vice Chairman and Director of Citicorp and Citibank until retirement in 1996. Independent Non-executive Director of American International Group, Inc. and Baxter International Inc., and a trustee of the Mt. Sinai-NYU Medical Centre. Former Director of CNH Global NV. Formerly served on the Wharton Graduate Executive Board of the University of Pennsylvania. Now a senior fellow at the University of Pennsylvania's SEI Centre for Advanced Studies in Management.



Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 57. Independent Non-executive Director of the Company and BOCHK. Member of the Audit Committee and Remuneration Committee of the Company and BOCHK. Chairman of the Li & Fung Group of Companies, the Hong Kong Airport Authority and the Hong Kong University Council. Independent Non-executive Director of PCCW Ltd., Kerry Properties Ltd., Orient Overseas (International) Ltd., Sun Hung Kai Properties Ltd., Dao Heng Bank Group Ltd. and DBS Kwong On Bank Ltd.



Mr. SHAN Weijian, Independent Non-executive Director

Aged 49. Independent Non-executive Director of the Company and BOCHK. Chairman of the Audit Committee and member of the Remuneration Committee of the Company and BOCHK. Managing Director of Newbridge Capital Ltd. Director of Korea First Bank, Baoshan Iron & Steel Co. Ltd. and TCC International Holdings Ltd. Former Managing Director of J.P. Morgan. Former professor at the Wharton School of the University of Pennsylvania. Former Investment Officer at the World Bank in Washington DC.



Mr. TUNG Chee Chen, Independent Non-executive Director

Aged 60. Independent Non-executive Director of the Company and BOCHK. Member of the Audit Committee and Remuneration Committee of the Company and BOCHK. Chairman and Chief Executive Officer of Orient Overseas (International) Ltd. Chairman of the Hong Kong Shipowners' Association from 1993 to 1995 and Chairman of Hong Kong General Chamber of Commerce from 1999 to 2001. Independent Non-executive Director of Zhejiang Expressway Co. Ltd., PetroChina Co. Ltd., Chekiang First Bank Ltd., Global China Group and Cathay Pacific Airways Ltd. Member of the Hong Kong Port and Maritime Board. Chairman of Hong Kong-America Centre and Institute for Shipboard Education Foundation. Chairman of the Court and a member of the Council of The Hong Kong Polytechnic University. Member of the Board of Trustees of the University of Pittsburgh and the Board of Visitors of the School of Foreign Service, Georgetown University.

SENIOR ADVISOR TO THE BOARD OF DIRECTORS



Mr. NEOH Anthony Francis, Senior Advisor

Aged 56. Senior Advisor to the Board of Directors of the Company and BOCHK, a non-executive position. Chief Advisor to the China Securities Regulatory Commission since September 1998. Chairman of Hong Kong Securities and Futures Commission from 1995 to 1998. Chairman of Technical Committee of the International Organisation of Securities Commissions from 1996 to 1998. Member of the Hong Kong Stock Exchange Council and its Listing Committee from 1991 to 1994. Queen's Counsel (now retitled Senior Counsel) since 1990. Formerly a Visiting Scholar and Visiting Professor from Practice at the Harvard Law School.

OTHER SENIOR MANAGEMENT PERSONNEL



Mr. ZHU Chi, Deputy Chief Executive

Aged 48. Deputy Chief Executive responsible for the business planning and finance strategic business unit of the Group. General Manager of BOC, Macau Branch from 1998 to 2001. Deputy Chief Executive of BOC Hong Kong-Macau Regional Office from 1998 to 2001. Director of BOC from 1996 for six consecutive years and held various positions with BOC between 1982 and 1998. Became a Deputy General Manager of the Comprehensive Planning Department of BOC in 1992 and General Manager of the Executive Office of BOC in 1995. Director of The Community Chest of Hong Kong since August 2001.



Mr. DING Yansheng, Deputy Chief Executive

Aged 49. Deputy Chief Executive responsible for the business support services strategic business unit of the Group. General Manager of the Human Resources Department of BOCHK. General Manager of the Personnel Division of BOC Hong Kong-Macau Regional Office from April to September 2001. Deputy General Manager and General Manager respectively of the Human Resources Department of BOC from 1996 to 2001. Director of BOCI from 2000 to 2001.



Mr. OR Man Ah, Deputy Chief Executive

Aged 53. Deputy Chief Executive responsible for the corporate banking and treasury strategic business unit of the Group and General Manager of the Corporate Banking and Financial Institutions Department of BOCHK. The First Deputy General Manager of BOC, Hong Kong Branch since 2001. Deputy General Manager of BOC, Hong Kong Branch from 1988 to 2001. Associate of The Hong Kong Institute of Bankers and The Institute of Financial Services in the United Kingdom.



Mr. LAM Yim Nam, Deputy Chief Executive

Aged 50. Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and General Manager of the Retail Banking Department of BOCHK. Non-executive Director of BOCI since 2003. Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch from 1989 to 1998. Deputy General Manager of BOC, Hong Kong Branch from 1998 to 1999. Acting General Manager of the National Commercial Bank, Hong Kong Branch from 2000 to 2001.



Mr. LAW Man Wah, Chief Financial Officer

Aged 51. Chief Financial Officer of the Group and General Manager of the Finance Department of BOCHK. Director of Nanyang and Alternate Director of Shanghai Commercial Bank Ltd. Deputy General Manager of Nanyang from 1992 to 2001. Member of the Institute of Certified Management Accountants, Australia, and the Hong Kong Computer Society.



Mr. MAO Xiaowei, Chief Risk Officer

Aged 50. Chief Risk Officer of the Group and General Manager of the Risk Management Department of BOCHK. Member of the Risk Management Committee of the Company and BOCHK. Director of Nanyang and Chiyu. General Manager of the Business Department of BOC Hong Kong-Macau Regional Office from 1999 to 2001. Chairman of the restructuring office of the Bank of China Group in Hong Kong from 2000 to 2001. Held a number of senior managerial positions within BOC since 1996. General Manager of the Asset and Liability Management Department of BOC from 1998 to 1999 and General Manager of the Development and Planning Department of BOC from 1996 to 1998.



Mr. YEUNG Jason Chi Wai, Company Secretary

Aged 48. Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Former General Counsel and Director of China Everbright Ltd. and partner of Woo, Kwan, Lee & Lo. Formerly served at the Securities and Futures Commission in Hong Kong. Member of the Legal Committee of the Hong Kong General Chamber of Commerce.



Directors' Report

REPORT OF THE DIRECTORS

The directors are pleased to present their report together with the summary financial statements of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together with the Company hereinafter referred to as the "Group") for the year ended 31 December 2002.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in note 7 to the summary financial statements.

Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 63.

On 28 June 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per share (without taking into account the share consolidation on 10 July 2002) or HK$0.183 per share (after taking into account the said share consolidation) with respect to the period from 1 January 2002 to 18 June 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated from our operation.

The Board has recommended a final dividend of HK$0.215 per share, amounting to approximately HK$2,273 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 29 May 2003. If approved, the final dividend will be paid on Friday, 30 May 2003 to shareholders whose names appear on the Register of Members of the Company on Friday, 16 May 2003.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Friday, 2 May 2003 to Friday, 16 May 2003 (both days inclusive), during which period no transfers of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 30 April 2003.

Reserves

Details of the reserves of the Group are set out in note 6 to the summary financial statements.

Donations

Charitable and other donations made by the Group during the year amounted to HK$5,625,000 (2001: HK$372,000).

Fixed Assets

Details of the movements in fixed assets of the Group are set out in note 4 to the summary financial statements.

Share Capital

Details of the movements in share capital of the Company are set out in note 5 to the summary financial statements.

Distributable Reserves

Distributable reserves of the Company at 31 December 2002, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$2,583 million (2001: Nil).

Four-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last four years commencing from 1 January 1999 (being the earliest year of the track record period for the purpose of listing of the Company on 25 July 2002) is set out on page 2.

Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the 2002 Share Option Scheme and the 2002 Sharesave Plan. In connection with its listing on the Stock Exchange, the Company has undertaken to the Stock Exchange that for a period of 6 months from its listing i.e. until 25 January 2003, the Company shall not, among other things, grant or offer or agree to grant options over any shares without the prior consent of the Stock Exchange. Accordingly, no options have been granted by the Company pursuant to the 2002 Share Option Scheme or the 2002 Sharesave Plan for the year ended 31 December 2002.

Share Options (continued)

The following is a summary of the 2002 Share Option Scheme and the 2002 Sharesave Plan disclosed in accordance with the Listing Rules:

	2002 Share Option Scheme	2002 Sharesave Plan
Purpose of the scheme	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the shareholders and the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants of the scheme	Subject to compliance with applicable laws, full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the 2002 Share Option Scheme.
Total number of shares available for issue under the scheme and percentage of issued share capital as at 31 December 2002	The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme, the 2002 Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as 2002 Share Option Scheme.
Maximum entitlement of each participant under the scheme	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the 2002 Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the 2002 Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary.
The period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The 30-day period (excluding the anniversary days) immediately after the 1st and 2nd anniversary days from the date of grant or such other date as determined by the Board, or the 30-day period immediately after the 3rd anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
The minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) The amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) The period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
The basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as 2002 Share Option Scheme.
The remaining life of the scheme	The 2002 Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The 2002 Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the 2002 Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' and Chief Executive's Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Directors

The present directors of the Company are set out on page 29:

All directors were appointed on 17 June 2002 except Messrs. LIU Mingkang and SUN Changji who were appointed on 17 September 2001.

In accordance with Article 98 of the Company's Articles of Association, apart from the Chairman, Vice-chairman and Chief Executive, all the directors are subject to retirement by rotation and re-election at Annual General Meetings of the Company. Accordingly, Messrs. LI Zaohang, HE Guangbei and SHAN Weijian shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

Biographical Details of Directors and Senior Management

Biographical details of the directors and senior management are set out on pages 31 to 35.

Directors' Service Contracts

No director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Chief Executive's Rights to Acquire Shares

On 5 July 2002, the following directors and chief executive were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 31 December 2002. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Directors' and Chief Executive's Rights to Acquire Shares (continued)

Particulars of the options granted to the directors and the chief executive under the Pre-Listing Share Option Scheme are set out below:

				Number of share options				
	Date of grant	Exercise price (HK$)	Exercisable period	Balances at 1 January 2002	Granted on 5 July 2002	Exercised during the year	Lapsed during the year	Balances at 31 December 2002
LIU Mingkang	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,735,200	–	–	1,735,200
SUN Changji	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,590,600	–	–	1,590,600
LIU Jinbao	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,735,200	–	–	1,735,200
PING Yue	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
HUA Qingshan	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
LI Zaohang	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
HE Guangbei	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
ZHOU Zaiqun	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
ZHANG Yanling	05 July 2002	8.50	25 July 2003 to 04 July 2012	–	1,446,000	–	–	1,446,000
Total:				**–**	**13,737,000**	**–**	**–**	**13,737,000**

Save as disclosed above, at no time during the year was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors or the chief executive to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares

As at 31 December 2002, none of the directors or the chief executive or their respective associates has any interests in the shares of the Company or any of its associated corporations within the meaning of the SDI Ordinance, which are required to be recorded in the register kept by the Company under section 29 of the SDI Ordinance or which are otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors' Interests in Competing Businesses

Save and except the Independent Non-executive Directors, all other directors are also directors of BOC, the ultimate holding company of the Company, at the same time. BOC is a state-owned commercial bank in the Mainland of China and provides a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the directors believe that the Group's interests are adequately protected by adhering to good corporate governance practices and the involvement of the Independent Non-executive Directors.

Save as disclosed above, none of the directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Substantial Shareholders

As at 31 December 2002, the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more in the issued share capital of the Company:

Name of Shareholder	No. of shares beneficially held	% of total issued shares
BOC	8,136,861,766 (note (a))	76.96%
BOCHKG	8,118,861,766	76.79%
BOC (BVI) (note (b))	8,118,861,766	76.79%
Hua Chiao (note (c))	1,379,575,062	13.05%

Notes: (a) *The number of shares shown includes an aggregate of 18,000,000 shares in the Company beneficially held by BOC Insurance and BOC Life, both of which are wholly owned subsidiaries of BOC.*

(b) *BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have the same interests in the shares of the Company as BOC (BVI) for the purpose of the SDI Ordinance.*

(c) *BOC (BVI) beneficially owns 93.64% of Hua Chiao. Accordingly, BOC (BVI) is deemed to have the same interests in the shares of the Company as Hua Chiao for the purpose of the SDI Ordinance.*

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions for which the Stock Exchange has granted a waiver and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been agreed with the Stock Exchange, that such caps were not exceeded.

Details of the connected transactions are set out on pages 76 to 81.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

Audit Committee (continued)

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. Major accounting policies and important financial policy papers of the Group were discussed during the year. The Committee comprises four Independent Non-executive Directors, namely, Mr. Shan Weijian (Chairman), Mr. Chia Pei-Yuan, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen and three Non-executive Directors, namely Mr. Ping Yue, Mr. He Guangbei and Mr. Zhou Zaiqun. Six meetings were held during the current financial year.

Budgetary Discipline and Reporting

Annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. After the Board of Directors approves the annual budget, financial and business targets will be decomposed to departments. There are defined procedures for the appraisal, review and approval of major capital and recurrent expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Results of operations against budget will be reported quarterly to the Board.

Compliance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The Accounts for the year ended 31 December 2002 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Compliance with the Code of Best Practice of the Listing Rules

The directors confirm that save and except that Independent Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at Annual General Meetings of the Company in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period from 25 July 2002 (being the date of the Company's listing on the Stock Exchange) until 31 December 2002.

Auditors

The auditors' report on the Accounts for the year ended 31 December 2002 was unqualified or otherwise unmodified.

On behalf of the Board

LIU Mingkang
Chairman
Hong Kong, 20 March 2003



A Close Watch

CORPORATE GOVERNANCE

With the Board playing a pivotal role, the framework leverages on the supervisory functions of the Independent Non-executive Directors and combines the collective decision making of the Board and the personal liabilities of individual directors to create the most appropriate form of corporate governance.

We have established a sound corporate governance framework with reference to the international "Best Practices" and applicable guidelines and rules of HKMA and the Stock Exchange, following the guiding principles that we are accountable to all shareholders and are committed to maximising shareholder value and enhancing information transparency. With the Board playing a pivotal role, the framework leverages on the supervisory functions of the Independent Non-executive Directors and combines the collective decision making of the Board and the personal liabilities of individual directors to create the most appropriate form of corporate governance.

Board of Directors and the Management

The Board is responsible for formulating the Company's overall strategies and targets with a view to enhancing shareholder value and to monitoring and providing guidance to our Management. Of the thirteen members on the Board, four are Independent Non-executive Directors whose primary function is to provide independent scrutiny and to ensure the protection of minority shareholders' interests. The remaining members comprise eight Non-executive Directors and one Executive Director who also serves as the Chief Executive. In addition, we have engaged a senior advisor who is very experienced and knowledgeable in regulatory matters and capital market operations. He sits in on Board meetings and gives his opinion on matters discussed there. The CFO and the CRO also attend Board meetings to advise on matters relating to accounting, finance and risk management.

The positions of the Chairman and the Chief Executive are held by separate individuals and their roles are distinct. The Board, under the leadership of the Chairman, is responsible for the appointment and dismissal of the Chief Executive and other principal senior executives. The appointment and dismissal of other senior executives require the Board's endorsement. Although the Chief Executive is authorised by the Board to manage the day-to-day business operations of the Company in accordance with risk management and other internal control policies and procedures approved by the Board, major transactions, acquisitions, disposals of assets and investments have to be reviewed and approved by the Board. Both the Board and the Management have clearly defined authorities and responsibilities under various internal control and check and balance mechanisms. At the instruction of the Board, the Management has implemented appropriate measures and internal control procedures to ensure that we operate within applicable legal and regulatory requirements with prudence and a high level of integrity. To ensure effective discharge of the Board's responsibilities, the Management submits reports on the Company's operations to the Board on a regular basis.

The Board is responsible for setting and closely monitoring the Company's overall long term development strategies, medium term business development plans and short term implementation steps. If necessary, it also adjusts the same with a view to enhancing shareholder value. The Management, under the leadership of the Chief Executive, is responsible for implementing the aforesaid strategies, plans and steps and for reporting the progress to the Board on a regular basis. The Board reviews and approves the Company's annual budget and business plan, which serve as important yardsticks in assessing the performance of the Management.

The Board has established the Audit Committee, the Risk Management Committee and the Remuneration Committee to focus and report to the Board on specific issues in relation to the Company's management and operation. During adjournment of the Board, these Committees monitor the Management's performance on behalf of the Board. The Audit Committee has set up a Compliance Committee while the RMC has set up a Risk Control Committee , both of which comprise experts and professionals in the relevant field to assist the Audit Committee and the RMC in the discharge of their respective responsibilities.

The Management has set up various committees to assist it in decision making and to act as check and balance. These committees include the Management Committee, Asset and Liability Management Committee , Credit Committee, Anti-money Laundering Committee and Information Technology Committee.

Audit Committee and Compliance Committee

The Audit Committee consists of seven Non-executive Directors, four of whom, including the chairman, are Independent Non-executive Directors. The members of the Audit Committee are: Mr. Shan Weijian (Chairman), Mr. Chia Pei-Yuan, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Mr. Ping Yue, Mr. He Guangbei and Mr. Zhou Zaiqun. In addition to assisting the Board in fulfilling its oversight responsibilities, the functions of the Audit Committee also include reviewing significant accounting policies and supervising the Company's financial reporting process; monitoring the performance of both the internal and external auditors; reviewing and examining the effectiveness of the Company's financial reporting procedures and internal control; ensuring compliance with applicable statutory accounting and reporting requirements, legal and regulatory requirements, and internal rules and procedures approved by the Board. The Head of the Internal Audit Department reports directly to the Board and to the Audit Committee.

The Audit Committee has set up the Compliance Committee, which consists of six members, all of whom are experienced professionals in the legal or accounting fields. The members of the Committee are: Ms. Tang Xinyu (Chairman), Mr. Yeung Jason Chi Wai (Vice Chairman), Ms. Liu Yanfen, Ms. Wang Qi, Mr. Chiu Ming Wah and Mr. Tang Chin Tong. The Compliance Committee is responsible for monitoring the Company's legal and compliance matters and reporting to the Audit Committee in this respect.

Risk Management Committee and Risk Control Committee

In order to streamline the operations of the RMC, membership of the Committee has been reduced from thirteen members to eight. These members comprise four Non-executive Directors (including an Independent Non-executive Director), our Chief Executive, our CRO, and two other persons experienced in risk management. The members of the Committee are: Mr. Liu Mingkang (Chairman), Dr. Liu Jinbao, Mr. Chia Pei-Yuan, Mr. Hua Qingshan, Ms. Zhang Yanling, Mr. Chen Siqing, Mr. Dong Jianyue and Mr. Mao Xiaowei. The Committee provides independent support to the Board in formulating and monitoring compliance with the Company's risk management policies, procedures and their implementation. The CRO reports directly to the Board and to the RMC.

The Risk Management Committee has set up the RCC, which consists of nine members who are experienced in the areas of risk management, management of NPLs, retail and corporate banking business. The members of the Committee are: Ms. Zhang Yanling (Chairman), Mr. Chen Siqing, Mr. Zhu Xinqiang, Mr. Gao Yingxin, Mr. Dong Jianyue, Mr. Zhang Weidong, Ms. Zheng Xiaomin, Mr. Or Man Ah and Mr. Mao Xiaowei. The Committee advises the RMC on the Company's risk management policies and procedures and monitors their implementation.

Remuneration Committee

The Remuneration Committee consists of five Non-executive Directors, three of whom are Independent Non-executive Directors. The functions of the Committee include reviewing human resources management policies, examining remuneration strategies, determining the compensation of senior executives and managers, setting annual as well as long term performance targets for key management positions, and reviewing and monitoring the implementation of all executive





compensation and benefits plans, in order to ensure that our remuneration packages are in line with our culture, strategies and regulatory requirements. The members of the Remuneration Committee are: Mr. Sun Changji (Chairman), Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Mr. Shan Weijian and Mr. Li Zaohang.

Connected Transactions

We are committed to ensuring compliance with regulatory requirements under the Listing Rules and applicable laws and regulations in handling connected transactions. Accordingly, we have implemented various internal control mechanisms to capture and monitor connected transactions, including nature of the transaction, categories of connected persons, and approval authorities and procedures, in order to ensure that connected transactions are approved by Independent Non-executive Directors, conducted on normal commercial terms or on terms that are fair and reasonable and properly disclosed and (if necessary) approved by independent shareholders in accordance with the Listing Rules. Details of the connected transactions during the year are set out on pages 76 to 81 of this Report.

Disclosure and Dissemination of Information

Ordinary shares of the Company are listed on the Stock Exchange (stock code: 2388). In addition, we have established Rule 144A and Regulation S American Depositary Receipt Programmes in the United States of America.

We disclose details of our major activities, price sensitive information and connected transactions in accordance with the requirements of applicable laws and the Listing Rules. In addition, we have set up systems and procedures to ensure accurate and timely reporting to regulatory authorities in Hong Kong. It has been recognised by reputable international rating agencies that the level of our disclosure in our prospectus and interim report exceeded the regulatory requirements. In addition, we have obtained various awards in connection with our public offering as a result of the efforts we have made to ensure full information disclosure.

We have made use of various channels to ensure effective disclosure of information relating to the Company. These include dissemination of material through press announcements, our website at http://www.bochkholdings.com, and meetings with analysts and rating agencies. We have also established a specific division, the Investor Relations Division, to deal with investor related issues and matters. As the most direct means of disseminating information about the Company, our website provides important information about the Company: such as our corporate profile, financial information, share price performance, major events and press releases. Apart from the aforesaid, since we have established American Depositary Receipt Programmes in the United States, all information published and filed with regulatory authorities in Hong Kong is also made available to the Securities and Exchange Commission of the United States in order to ensure that all shareholders are treated equally.

Internal Audit

We have implemented appropriate policies and procedures for all our major operations. Our internal audit is responsible for monitoring compliance with such policies and procedures. The primary objective of our internal audit is to assist the Board and the Management in the areas of risk management, and in monitoring compliance with applicable regulatory requirements and guidelines with a view to enhancing the effectiveness of our internal control mechanisms. All audit missions set out in the 2002 Audit Plan have been accomplished. The recommendations made by our internal audit in connection with such audit missions have been widely accepted and rectification measures have been put in place. Our internal audit also actively participates in the review and enhancement of our internal policies and procedures on a continuous basis.

Incentive Scheme and Corporate Culture

Through the establishment of a performance charter for our senior executives, appropriate appraisal mechanisms, and the Share Option Scheme and Sharesave Plan, we have been able to align the interests of our Management and entire staff with the growth and performance of the Company. We have done this with a view to providing appropriate incentives to our Management and staff and to attracting and retaining key executives. We pay particular attention to the establishment of an optimal corporate culture. With the full support of the Management, we will identify, design and implement a corporate culture that is in compliance with regulatory requirements applicable to listed banks and that is considered appropriate for the special circumstances of our Company, thereby ensuring that good corporate governance is maintained at all levels within the Company.



A New Milestone

LISTING



Mr Tung Chee Hwa, Chief Executive of HKSAR (2nd from left), accompanied by Mr Liu Mingkang, Chairman (2nd from right), Mr Sun Changji, Vice Chairman (1st from left) and Dr Liu Jinbao, Vice Chairman and Chief Executive (1st from right), officiated at the ceremony of "Celebration for the Successful Listing of BOC Hong Kong (Holdings) Limited"

The IPO received an enthusiastic market response, reflecting investors' confidence in the Company's fundamental strengths and future development.

The Company announced its launch of Share Offer by way of an IPO in July 2002 in Hong Kong. BOC, ultimate holding company of the Company, sold approximately 2.298 billion shares, or 21.74% of issued capital of the Company through its wholly-owned subsidiary BOC (BVI). During the Hong Kong Public Offering period from 15 July to noon of 18 July, retail investors submitted over 385,000 valid applications, covering 5.6 billion shares with a total value of HK$53.2 billion. This represented a subscription of 27 times the initial Hong Kong Public Offering size of 206,860,000 shares. In the International Offering, institutional investors placed orders for approximately 11 billion shares, which were equivalent to a total value of HK$104.2 billion. Subscription was more than five times the initial International Offering size of 2,068,591,500 shares. In order to cover over-allocations in the International Offering, 155,483,500 over-allotment shares were sold by BOC (BVI) after the IPO, representing approximately 1.47% of the existing issued share capital of the Company. Despite the unfavourable economic climate and the dramatic deterioration of global equity markets, the Company's IPO received an enthusiastic market response, which reflected investors' confidence in the Company's fundamental strengths and future development.

The Company began trading on the main board of the Stock Exchange on 25 July 2002, with stock code "2388". The IPO marked the largest ever retail offering in Hong Kong by size, and the largest Hong Kong-only listed IPO. It was also the biggest Asian IPO since October 2000, the largest financial institution offering from Asia, and among the largest



The IPO received active response from local retail investors



of all global financial services equity offerings in 2002. It was the world's largest pure bank equity offering and the third largest financial institution IPO globally at that time. We were also the first Chinese enterprise to conduct Public Offering Without Listing in Japan's equity market. Following the complex Restructuring and Merger of BOCHK in 2001, the successful listing was another major milestone in the Company's history.

The Company was included into the Financial Times Index on 25 July 2002, and in the MSCI Hong Kong Index on 31 August the same year. It was then included in Hang Seng Index Constituents on 2 December 2002, only a few months after its listing.

Share Offer Highlights

Final Offer Size	2,453,918,500 shares HK$20.86 billion
Hong Kong Public Offering Demand (based on Maximum Offer Price)	Approximately 5.6 billion shares Approximately HK$53.2 billion
Final Hong Kong Public Offering Size	804,452,000 shares HK$6.8 billion (before deducting the Retail Discount)
No. of Valid Applications in Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees)	385,060
International Offering Demand (based on Maximum Offer Price)	Approximately 11.0 billion shares Approximately HK$104.2 billion
Final International Offering Size	1,649,466,500 shares HK$14.0 billion
Final Offer Price	HK$8.50 per share

Listing Diary in Year 2002

7 July	Launch of the Company's Share Offer by way of an Initial Public Offering announced
14 July	Maximum offer price announced
15 July	Share Offer to public investors in Hong Kong opened
18 July	Share Offer to public investors in Hong Kong closed
21 July	Final offer price announced
23 July	Results of allocations of the Hong Kong Offer Shares announced
25 July	Trading commenced

Awards

The success of the Company's large-scale listing in July 2002 was widely acknowledged by a number of leading international and regional financial and investment magazines. The awards they granted to the Company were in recognition of the substantial amount of work carried out in relation to the Restructuring and Merger, and also of the critical importance of the subsequent IPO, which heralded a new chapter in China's financial reform process. Indeed, the listing was significant for the future development of the capital markets across the region, and in particular for those in China.


ACHIEVEMENT AWARDS
FinanceAsia
2002
FinanceAsia
asiamoney
Best Newly Listed Company in Hong Kong 2002
IR
AWARDS 2002

Magazine	Award
FinanceAsia	**Deal of the Year - Best Privatisation**
Asiamoney	**Best Equity Deal** **Best Newly-listed Company (Hong Kong)**
IFR Asia	**Equity Issue** **China Equity Issue**
IFR	**Asia Pacific Equity Issue**
Corporate Finance	**Best Equity by an Asia Corporate**
CFO Asia	**Deals of 2002**
The Asset	**Best Bank Issue**
Investor Relations Magazine	**Best Investor Relations for an IPO**



People-oriented

OUR PEOPLE

The significant milestones could not have been achieved without the dedication and commitment of our energetic, professional, loyal and creative people. Following the implementation of a modern management system and human resources policies, we are able to ensure that the development goals of our staff are in alignment with the long-term objectives of the Group.



Team spirit is the key to success

People represent the most precious asset of the Group. They are also the major driving force behind the Group's development and growth. In 2001, we accomplished the largest Restructuring and Merger ever in the Hong Kong banking industry. This was immediately followed by a successful IPO in 2002, which received widespread recognition in the community. Such significant milestones could not have been achieved without the dedication and commitment of our energetic, professional, loyal and creative people. Following the implementation of a modern management system and human resources policies, we were able to develop our competitive edge alongside the long-term development strategy of the Group. These policies included systematic incentive schemes and performance management systems, diversified training programmes, and a transparent working environment that facilitates effective communications.

A Performance-oriented and Customer-centric Corporate Culture

During the year, the Group reviewed and enhanced its employee appraisal system to stress both performance and capability. These initiatives were aimed at motivating our people to be more pro-active and to constantly strengthen quality service. A scientific performance-oriented management system was set up to ensure that personal development goals are in alignment with the long-term objectives of the Group. Furthermore, we are establishing a Competency Model to increase the competitiveness of our work force, to help attract talented people, to raise staff productivity and to foster a customer-centric culture among our people. This Model will serve as a guideline for staff recruitment and selection, training, promotion and career development. In 2002, we recruited high calibre candidates through the most effective channels to ensure that every key position of the Group will continue to have an outstanding incumbent, and that there will always be a strong work force structure to support the Management. Some professional positions were filled with high calibre



Team spirit was enhanced through business knowledge and skills contests

specialists. In line with the Group's marketing-oriented business strategy and branch rationalisation, our graduate recruitment programme was geared to recruiting frontline marketing and sales people.

Following recommendations by our external consultants and in accordance with the best practice in the market place, the Group devoted considerable energy to the reform of our compensation and benefit programmes in 2002. Such programmes included both short-term and long-term incentive schemes. A new annual incentive scheme was designed to tie in with the overall performance of the Group, of departmental operations, and of individuals. A "Sales Incentive Scheme for Retail Banking Business" was launched to meet the need of front-line business development. We have been studying sales incentive schemes for our corporate banking business and China business. These new schemes, scheduled to be launched in 2003, are aimed at motivating marketing and sales people to further explore business opportunities for the Group and to maximise shareholder value. In regard to the long-term incentive scheme, a "Pre-Listing Share Option Scheme" was rolled out during our IPO in July 2002, while a post-listing "Sharesave Plan" and a "Share Option Scheme" are expected to be introduced in 2003. Through these incentive plans, the interests of individual employees will be effectively aligned with those of the Group and shareholders.

Diversified Employee Training Programmes

We firmly believe that quality employee training is the key to offering superior banking and financial services. The Group therefore provides comprehensive training programmes to well-equip our people to manage the needs of the ever-changing market environment and business objectives of the Group, and to meet the requirements of the regulatory bodies. These programmes also enable our people to further realise their potential. During the year, a wide range of tailor-made training classes and examination preparatory courses for the attainment of professional qualifications were conducted, such as courses in wealth management services and marketing techniques. Moreover, to effectively enhance service quality at branches and the sales skills of front-line staff, the Group is now reviewing the feasibility of conducting training sessions for pilot branches in the provision of excellent sales and services. Proven effective training models would then be used as case references and rolled out to all other branches.

To meet the challenges of future development, and to attract and nurture new human resources for the Group, we designed two special training programmes for newly recruited university graduates. These were based on the different job nature of the retail and corporate banking departments. Training courses were tailor-made for individual departments in special business subjects, such as credit analysis. As a listed company, one of our ongoing responsibilities is to comply with the requirements of the regulatory authorities and to demonstrate the best banking practice. During 2002, the Group conducted a number of compliance training classes, which were attended by over 6,000 staff. In addition, to better equip our people in a highly competitive market and a rapidly changing corporate environment, we arranged dozens of specialised seminars and workshops. About 3,000 staff participated in these events, learning effective ways to relieve stress and enhance team spirit.

Of equal importance is the training for our senior management. During the year, the Group designed and organised a series of training courses and seminars related to corporate culture, change management and strategic management. We also arranged courses and international seminars conducted by prestigious local and overseas academic institutions, such as the Business School of the University of Science and Technology and the Business Administration School of Harvard University. Moreover, we recommended enrollment in high-quality EMBA courses to our senior management, allowing them to achieve individual development and to enhance the level of their professionalism. In 2002, a total of 729 training courses were conducted, with 55,098 enrollments from our entire staff.

Recognising that lifelong learning will help our people strengthen their competitiveness and their abilities to meet future challenges, the Group established a Learning Resources Centre to facilitate systematic study of knowledge. The Centre has a library, a self-study room and a group discussion room. Every seat is also equipped with a multi-media computer. Training kits, books, compact discs and videotapes are available for staff reference and borrowing. These dynamic and diversified communication channels enable our people to acquire new knowledge for value-added creation of individual and the Group.

Effective Internal Communications

The Group has always strived to establish and enhance effective two-way communications. On the one hand, we encourage our people to make recommendations about work rationalisation. On the other hand, a proper complaint channel has been established to reflect employees' different opinions on various issues. All these initiatives help to foster a harmonious relationship among our colleagues.

During the year, the Group organised a number of staff activities. For example, business knowledge and skills contests were held to strengthen teamwork spirit and generate staff enthusiasm for business learning. A gala night of "Light of Hope" was held to encourage the enhancement of operational skills and quality service among our employees. "Bank of China (Hong Kong) Sports Day 2002" was organised to further bolster team spirit. Furthermore, we lent our support to various charitable activities in order to show our commitment to the community in which we operate. A prominent example was the "BOCHK Walkalong for Light", which saw 1,400 staff spend their holiday for this charity fund-raising activity. Many other staff participated in charitable and volunteer activities in different sectors of the society, making the year a memorable one for the Group's involvement in the community.



Our people strove to compete in the "Bank of China (Hong Kong) Sports Day 2002"



A Caring Company

GOOD CORPORATE CITIZENSHIP

Our social services cover sectors as diverse as culture, education, recreation, medical and health, environmental protection and assistance to the needy. We will continue to adhere strongly to our motto: Where we have our roots, there lies our service, by supporting a wide spectrum of community and charity activities.



Dr Liu Jinbao (4th from left) and the officiating guests, including Mr Donald Tsang, Chief Secretary of HKSAR (5th from the left), Prof. Zhang Wen-kang, Minister of Health of PRC (4th from right), and Mr Xiang Huai-cheng, Minister of Finance of PRC (3rd from right), officiated at the "BOCHK Walkalong for Light" which helped bring light to blind cataract patients in the Mainland of China

Economic progress and the growth of enterprises are closely related to the healthy development of the society in which they operate. Alongside our commitment to maximising shareholder value and offering comprehensive financial services to our customers, the Group devotes considerable efforts to its social responsibilities as a good corporate citizen and aims at developing harmonious relationships with different sectors of the community. Through the cooperation with BOCHK Charitable Foundation[1] (hereafter referred as the "Foundation", and formerly known as the "Bank of China Group Charitable Foundation", which was established in July 1994), the Group has pioneered a number of social and community activities. Our services cover sectors as diverse as culture, education, recreation, medical and health, environmental protection and assistance to the needy. Our contribution to the well being of Hong Kong has received widespread recognition from the general public.

Education and Recreations

We realise that the education of the younger generation and nurturing talented people are indispensable for the future development of our society. During the year, the Foundation set up new scholarships and bursaries schemes with the University of Hong Kong, Lingnan University and Shue Yan College respectively, in order to recognise outstanding students and to assist those who have financial difficulties. Meanwhile,

1 *"BOCHK Charitable Foundation" is a locally incorporated independent legal entity. Its annual funding is based on the investment returns generated by both the proceeds received from the public sale of the "BOC New Notes Commemorative Set" in 1994 and donations from the 14 sister banks of the former Bank of China Group in Hong Kong and Macau, together with an annual appropriation from BOCHK.*

we continued to provide scholarships and bursaries to the Chinese University, the Polytechnic University, the City University, the University of Science & Technology, the Baptist University, the Open University and the Hong Kong Institute of Education. As at end-2002, a total of 467 undergraduates have been benefited from our tertiary education scholarships and bursaries.

Promoting sports activities is an important way to contribute to the health of the general public. To further support the development of local badminton, the Foundation undertook to continue its sponsorship of the "Hong Kong Badminton Promotion Scheme 2002-2004". We based our participation on the remarkable achievements of the past three years. From 1999 to 2002, total participants in the schemes reached 130,000.

We pay attention to youth sports development by sponsoring "The Inter-school Sports Competition Hong Kong Island and Kowloon Secondary Schools Region", the largest schools sports competition of its kind. Among various sports items, we set up the "BOCHK Bauhinia Bowls Award" to grant the highest recognition to the most distinguished students. The Foundation sponsored the 16th "Olympic Day Run", conveying the Olympic message and the idea of "sports for all citizens" to the general public.

With an aim to encourage young people to contribute to the society, the Foundation pioneered the "BOC Dynamic Teams of Love and Care Campaign", which included a series of activities during a two-month summer holiday period in 2002. Five special teams, including teams for basketball, volleyball, badminton, Chinese calligraphy and guitar, were organised to pay visits to a number of youth charity organisations for sharing skills and experiences, with a total number of 1,200 admissions.



In support of local youth sports development by sponsoring inter-school sports competition

In the field of Mainland education, we supported "Jiangxi Province Women Research Centre", helping women enhance their learning capabilities and realise their full potential in the society. From 1995 to 2002, the Foundation made donations to support "Project Hope" primary schools and other education programmes in the Mainland.

Environmental Protection

Emphasis continues to be placed on the promotion of environmental awareness for building a better future in a "Green Hong Kong". The Foundation has sponsored a "Hong Kong Green School Award" ever since 2000, with the objective of fostering a good sense of environmental protection among primary and secondary students. The number of participating schools has increased from year to year, with a total of 200 schools in 2002.

The Foundation was a Diamond Corporate Member of the "World Wide Fund for Nature Hong Kong" for three years, and served as title sponsor for the 8th and 9th "BOC Discover Mai Po Charity Walk".


Team

Members of "BOC Dynamic Teams of Love and Care" shared guitar-playing experience with youths

Social Welfare and Charity

Against the backdrop of a weak economy and high unemployment rates, the Foundation sponsored the "Wong Tai Sin Dragon Market" to help boost the local economy and alleviate the unemployment situation. This three-month large-scale market scheme succeeded in offering entrepreneurial training opportunities to over 300 job seekers, as well as creating over 1,000 job placements.

The Foundation continued to sponsor fund raising events organised by local charitable foundations. To name just a few, we made donations to "The Community Chest Green Day" and "The $10 Donation Drive" initiated by the Community Chest of Hong Kong. We acted as one of the major sponsors of the Tung Wah Group of Hospitals' annual "Charity Gala Show", and served as the Diamond Sponsor for the fifth consecutive year under the Annual Diamond Sponsor Scheme of Po Leung Kuk as well as the key sponsor of the "Po Leung Charity Walk". The Foundation also supported fund-raising events organised by Caritas Hospital, Pok Oi Hospital and Yan Chai Hospital.

During the year, the Foundation assisted nine charitable organisations to send out a total of 3,100,000 appeal leaflets and pamphlets in the Group's bank statement inserts. These received positive responses from our broad customer base.

Medical and Health

People become more health conscious as the society becomes more sophisticated. During the year, the Foundation sponsored the establishment of the "Yan Chai Hospital BOC Medical Centre". This operates a Chinese medical centre and a dental centre, offering modern "one-stop" Chinese medical service and advanced dental service to the community neighbourhood.

A brand new Mobile Blood Donation Vehicle donated by the Foundation was brought into service in April 2002, adding a dynamic participant with advanced equipment to the Hong Kong Red Cross Blood Transfusion Service.

In 2002, the Foundation sponsored the "BOCHK Walkalong for Light" organised by the Lifeline Express, a charity walk aimed at raising funds for providing free medical treatment to blind cataract patients in remote areas of the Mainland of China. The Group had a total of 1,400 employees joining thousands of citizens in the walk.

Relief for disaster victims

Because of our close ties with the motherland, the Foundation made a number of donations to disaster relief funds in the Mainland of China, helping out in times of natural disasters.
To provide further assistance, we took advantage of our extensive branch network to help collect donations from all sectors of society. During the year, the Foundation made a donation to help relieve the hardship caused by the spread of floods to Northwest China.
A special account was set up to collect donations from the public for disaster victims.

Looking ahead, we will continue to adhere strongly to our motto: Where we have our roots, there lies our service. We remain firmly committed to fulfilling our social obligations by providing support to a wide spectrum of community and charity activities.

SUMMARY FINANCIAL STATEMENTS

Consolidated Profit and Loss Account

For the year ended 31 December

	2002 HK$'m	2001 HK$'m
Interest income	**21,463**	38,307
Interest expense	**(7,521)**	(23,320)
Net interest income	**13,942**	14,987
Other operating income	**4,172**	4,022
Operating income	**18,114**	19,009
Operating expenses	**(6,025)**	(5,847)
Operating profit before provisions	**12,089**	13,162
Charge for bad and doubtful debts	**(2,855)**	(7,412)
Operating profit after provisions	**9,234**	5,750
Restructuring costs	**–**	(937)
Net loss from disposal/revaluation of fixed assets	**(1,032)**	(1,237)
Net gain from disposal of held-to-maturity securities and investment securities	**–**	20
(Provision)/write-back of provision for impairment on held-to-maturity securities and investment securities	**(7)**	24
Net gain on disposal of subsidiaries	**–**	12
Provision for impairment on investments in associates/ gain on disposal of associates	**(27)**	20
Share of operating (losses)/profits of associates	**(100)**	81
Profit before taxation	**8,068**	3,733
Taxation	**(1,268)**	(832)
Profit after taxation	**6,800**	2,901
Minority interests	**(127)**	(133)
Profit attributable to shareholders	**6,673**	2,768
Dividends	**4,208**	–
	HK$	HK$
Earnings per share	**63.11 cents**	26.18 cents

The notes on pages 65 to 75 form part of these summary financial statements.

Consolidated Balance Sheet

As at 31 December

	2002 HK$'m	2001 HK$'m
ASSETS		
Cash and short-term funds	115,075	196,255
Placements with banks and other financial institutions maturing between one and twelve months	80,159	80,773
Trade bills	592	382
Certificates of deposit held	17,528	19,474
Hong Kong SAR Government certificates of indebtedness	29,110	25,510
Held-to-maturity securities	94,227	50,988
Investment securities	46	44
Other investments in securities	64,360	56,169
Advances and other accounts	308,332	308,108
Investments in associates	483	416
Fixed assets	20,212	21,049
Other assets	5,365	6,972
Total assets	735,489	766,140
LIABILITIES		
Hong Kong SAR currency notes in circulation	29,110	25,510
Deposits and balances of banks and other financial institutions	29,957	55,295
Deposits from customers	600,977	606,428
Certificates of deposit issued	-	5,000
Other accounts and provisions	17,390	20,671
Total liabilities	677,434	712,904
CAPITAL RESOURCES		
Minority interests	1,114	1,066
Share capital	52,864	52,864
Reserves	4,077	(694)
Shareholders' funds	56,941	52,170
Total capital resources	58,055	53,236
Total liabilities and capital resources	735,489	766,140

The notes on pages 65 to 75 form part of these summary financial statements.

Approved by the Board of Directors on 20 March 2003 and signed on behalf of the Board by:

LIU Mingkang
Director

SUN Changji
Director

NOTES TO THE SUMMARY FINANCIAL STATEMENTS

1. Basis of preparation

These summary financial statements have been prepared from the Accounts for the year ended 31 December 2002.

The Accounts have been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off-balance sheet instruments, premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and comply with the Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA"). In addition, these Accounts comply fully with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. These Accounts also comply with the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

Pursuant to the Group Reorganisation on 1 October 2001, accomplished by the Bank of China (Hong Kong) Limited (Merger) Ordinance and the Merger Agreements, the Company acquired the entire equity interests in BOCHK on 30 September 2001 and subsequently became the holding company of the Group. The Restructuring and Merger represents a business combination resulting from transactions among enterprises under the common control of BOC, the ultimate holding company of the Company. Under the principles of merger accounting prescribed in the SSAP 27, "Accounting for Group Reconstructions", the Accounts are prepared as if the group structure and capital structure as at 1 October 2001 had been in existence from the beginning of the period presented.

The accounts of the Company are for the period from 12 September 2001 (date of incorporation) to 31 December 2002. No accounts for the Company was prepared for the period from the date of incorporation to 31 December 2001 as the Company was not involved in any significant business transactions.

The accounting policies and methods of computation used in the preparation of the Accounts are consistent with those used in the preparation of the Group's financial information for the year ended 31 December 2001. In the current year, the Group adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34 (revised)	:	Employee benefits

The adoption of these SSAPs has not had any significant impact on the Accounts.

2. Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2002 of approximately HK$6,673,000,000 (2001: HK$2,768,000,000) and on the ordinary shares in issue of 10,572,780,266 shares. The amount for 2001 has been restated after adjusting for the effect of the share consolidation as described in note 5 as if the share consolidation had occurred at the beginning of the year.

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2002 (2001: Nil).

3. Directors' and senior management's emoluments

(a) Directors' emoluments

Details of the emoluments paid and payable to the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

	2002 HK$'m	2001 HK$'m
Fees	3	1
Other emoluments for executive directors		
— basic salaries and allowances	4	3
— discretionary bonuses	1	2
— others (including benefits in kind)	-	1
	8	7

Emoluments of the directors were within the following bands:

	Number of directors	
	2002	2001
Up to HK$1,000,000	12	12
HK$5,000,001 - HK$5,500,000	1	1

The aggregate amount of emoluments paid to the Independent Non-executive Directors during the year was HK$800,000 (2001: Nil).

During the year, options to purchase 13,737,000 shares (2001: Nil) of the Company at HK$8.50 per share, which is the same as the offer price, were granted to the directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. The benefits arising from the granting of these share options are not included in the directors' emoluments disclosed above and have not been recognised in the profit and loss account.

3. Directors' and senior management's emoluments (continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2001: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2001: 4) during the year are as follows:

	2002 HK$'m	2001 HK$'m
Basic salaries and allowances	9	6
Discretionary bonuses	1	3
Contributions to pensions schemes	1	1
	11	10

Emoluments of individuals were within the following bands:

	Number of individuals	
	2002	2001
HK$2,000,001 - HK$2,500,000	–	1
HK$2,500,001 - HK$3,000,000	2	3
HK$3,000,001 - HK$3,500,000	2	–

During the year, no directors waived any emoluments and no emoluments have been paid by the Group to the directors or any of the 5 highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

4. Fixed assets

	2002				
	Premises HK$'m	Investment properties HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Cost or valuation					
At 1 January 2002	15,539	4,881	39	3,418	23,877
Additions	1	2	–	431	434
Acquisitions of subsidiaries	597	315	–	5	917
Disposals	(699)	(36)	–	(330)	(1,065)
Revaluation	(1,211)	(219)	–	–	(1,430)
Reclassification	(782)	782	–	–	–
At 31 December 2002	13,445	5,725	39	3,524	22,733
Accumulated depreciation					
At 1 January 2002	214	–	7	2,607	2,828
Depreciation for the year	401	–	–	231	632
Acquisitions of subsidiaries	–	–	–	4	4
Disposals	(127)	–	–	(330)	(457)
Write-back on revaluation	(486)	–	–	–	(486)
At 31 December 2002	2	–	7	2,512	2,521
Net book value					
At 31 December 2002	13,443	5,725	32	1,012	20,212
At 31 December 2001	15,325	4,881	32	811	21,049
The analysis of cost or valuation of the above assets is as follows:					
At 31 December 2002					
At cost	–	–	39	3,524	3,563
At valuation	13,445	5,725	–	–	19,170
	13,445	5,725	39	3,524	22,733
At 31 December 2001					
At cost	–	–	39	3,418	3,457
At valuation	15,539	4,881	–	–	20,420
	15,539	4,881	39	3,418	23,877

4. Fixed assets (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2002 HK$'m	2001 HK$'m
Held in Hong Kong		
On long term lease (over 50 years)	**8,217**	10,394
On medium term lease (10-50 years)	**4,942**	4,616
On short term lease (less than 10 years)	**3**	3
Held outside Hong Kong		
On long term lease (over 50 years)	**53**	94
On medium term lease (10-50 years)	**222**	217
On short term lease (less than 10 years)	**6**	1
	13,443	15,325

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2002 HK$'m	2001 HK$'m
Held in Hong Kong		
On long term lease (over 50 years)	**4,666**	4,038
On medium term lease (10-50 years)	**929**	690
Held outside Hong Kong		
On long term lease (over 50 years)	**37**	5
On medium term lease (10-50 years)	**93**	148
	5,725	4,881

4. Fixed assets (continued)

Investment properties were revalued at 31 December 2002 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited.

As at 31 December 2002, the premises are included in the balance sheet at directors' valuation, having regard to the independent professional valuations carried out on majority of the premises.

As a result of the above-mentioned revaluation, increases and decreases in value of the Group's premises and investment properties were recognised in the Group's property revaluation reserves and the profit and loss account respectively as follows:

	Premises HK$'m	Investment properties HK$'m
Increase/(Decrease) in valuation credited /(debited) to property revaluation reserves	46	(13)
Decrease in valuation charged to profit and loss account	(771)	(206)
	(725)	(219)

As at 31 December 2002, the net book value of premises that would have been included in the Group's balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$7,448 million (2001: HK$7,924 million).

5. Share capital

	2002 HK$'m	2001 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	100,000	100,000

	2002 HK$'m	2001 HK$'m
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	52,864	52,864

Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each, respectively.

6. Reserves

	2002 HK$'m	2001 HK$'m
Premises revaluation reserve	**113**	141
Investment properties revaluation reserve	**–**	18
Translation reserve	**(2)**	(2)
Retained earnings/(Accumulated losses)	**3,966**	(851)
	4,077	(694)

7. Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

7. Segmental reporting (continued)

(a) By class of business

	2002					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	10,876	2,375	691	13,942	–	13,942
Other operating income	3,110	745	861	4,716	(544)	4,172
Operating income	13,986	3,120	1,552	18,658	(544)	18,114
Operating expenses	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
Operating profit/(loss) before provisions	9,482	2,946	(339)	12,089	–	12,089
Charge for bad and doubtful debts	(2,855)	–	–	(2,855)	–	(2,855)
Operating profit/(loss) after provisions	6,627	2,946	(339)	9,234	–	9,234
Net loss from disposal/revaluation of fixed assets	–	–	(1,032)	(1,032)	–	(1,032)
Provision for impairment on held-to-maturity securities and investment securities	–	(4)	(3)	(7)	–	(7)
Provision for impairment on investments in associates	–	–	(27)	(27)	–	(27)
Share of operating losses of associates	–	–	(100)	(100)	–	(100)
Profit/(loss) before taxation	6,627	2,942	(1,501)	8,068	–	8,068
ASSETS						
Segment assets	313,429	400,100	21,173	734,702	–	734,702
Investments in associates	–	–	483	483	–	483
Unallocated corporate assets	–	–	304	304	–	304
	313,429	400,100	21,960	735,489	–	735,489
LIABILITIES						
Segment liabilities	612,240	62,431	2,469	677,140	–	677,140
Unallocated corporate liabilities	–	–	294	294	–	294
	612,240	62,431	2,763	677,434	–	677,434
OTHER INFORMATION						
Additions of fixed assets	–	–	1,351	1,351	–	1,351
Depreciation	–	–	632	632	–	632
Amortisation of premium/discount of held-to-maturity securities	–	1,089	–	1,089	–	1,089
Non-cash expenses other than depreciation/amortisation	2,855	–	–	2,855	–	2,855

7. Segmental reporting (continued)

(a) By class of business (continued)

	2001					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	10,758	3,238	991	14,987	–	14,987
Other operating income	2,925	888	724	4,537	(515)	4,022
Operating income	13,683	4,126	1,715	19,524	(515)	19,009
Operating expenses	(4,811)	(335)	(1,216)	(6,362)	515	(5,847)
Operating profit before provisions	8,872	3,791	499	13,162	–	13,162
Charge for bad and doubtful debts	(7,412)	–	–	(7,412)	–	(7,412)
Operating profit after provisions	1,460	3,791	499	5,750	–	5,750
Restructuring costs	–	–	(937)	(937)	–	(937)
Net loss from disposal/ revaluation of fixed assets	–	–	(1,237)	(1,237)	–	(1,237)
Net gain from disposal of held-to-maturity securities and investment securities	–	–	20	20	–	20
Write-back of provision for impairment on held-to-maturity securities and investment securities	–	23	1	24	–	24
Net gain on disposal of subsidiaries	–	–	12	12	–	12
Provision for impairment on investments in associates/gain on disposal of associates	–	–	20	20	–	20
Share of operating profits of associates	–	–	81	81	–	81
Profit/(loss) before taxation	1,460	3,814	(1,541)	3,733	–	3,733
ASSETS						
Segment assets	312,158	430,990	21,938	765,086	–	765,086
Investments in associates	–	–	416	416	–	416
Unallocated corporate assets	–	–	638	638	–	638
	312,158	430,990	22,992	766,140	–	766,140
LIABILITIES						
Segment liabilities	616,875	93,444	2,357	712,676	–	712,676
Unallocated corporate liabilities	–	–	228	228	–	228
	616,875	93,444	2,585	712,904	–	712,904
OTHER INFORMATION						
Additions of fixed assets	–	–	1,463	1,463	–	1,463
Depreciation	–	–	460	460	–	460
Amortisation of premium/discount of held-to-maturity securities	–	734	–	734	–	734
Non-cash expenses other than depreciation/amortisation	7,412	–	–	7,412	–	7,412

7. Segmental reporting (continued)

(a) By class of business (continued)

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included under "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items which cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment which is the predominant user of the services provided by the unit. Operating expenses of other shared services which cannot be allocated to a specific business segment are included under "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

8. Loans to directors and officers

Particulars of advances made to directors and officers of the Group pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

	2002 HK$'m	2001 HK$'m
Aggregate amount of relevant loans outstanding at year end	**99**	14
Maximum aggregate amount of relevant loans outstanding during the year	**137**	20

9. Other information

These summary financial statements are only a summary of the information contained in the Company's Annual Report 2002. They are not the Group's statutory accounts and they do not contain sufficient information to allow as full an understanding or the results and state of affairs of the Group as would be provided by the Annual Report 2002.

10. Approval of the summary financial statements

These summary financial statements were approved and authorised for issue by the Board of Directors on 20 March 2003.

CONNECTED TRANSACTIONS

In 2002, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's ultimate holding company and therefore a connected person of the Company, all such transactions constituted connected transactions subsequent to the listing of the Company on the Stock Exchange for the purposes of the Listing Rules.

The transactions fell into the following three categories:

(1) de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14.24 of the Listing Rules;

(2) certain regular banking transactions for which the Stock Exchange has granted a waiver. These transactions were entered into on a continual basis throughout the year unless otherwise noted; and

(3) three connected transactions which do not fall under (1) or (2) above and which are described in more detail at the end of this section.

Ongoing Connected Transactions Under Waivers

A brief description of the transactions set out in paragraph (2) is set out below, followed by a table setting out the amounts for each such type of transaction in 2002. Certain of these transactions were subject to annual caps agreed by the Stock Exchange and the Company, and none of these caps was exceeded. All of these transactions were conducted on normal commercial terms unless specified otherwise.

Derivatives Transactions

These included interest rate and currency interest rate swaps, and currency and bond options entered into with BOC and its Associates.

Foreign Exchange Transactions

These included inter-bank foreign currency exchange transactions, spot, forward and outright transactions, and exercised currency options entered into with BOC and its Associates.

Inter-bank Capital Markets Transactions

These included buying and selling debt securities (both those issued by independent third parties and those issued by BOC and its Associates) and equities by the Group from, to and on behalf of BOC and its Associates on issue and in the secondary market, and the Group acting as custodian for BOC and its Associates and BOC acting as custodian for the Group.

Bullion Trading

BOCHK entered into deferred settlement bullion transactions with BOC Macau Branch and Tai Fung Bank, a subsidiary of BOC, and bullion spot transactions with normal settlement with BOC. BOCHK also entered into physically settled bullion transactions with BOC Macau Branch and BOC Singapore Branch on which it provided a rebate on normal commercial terms.

Correspondent Banking Fee Sharing Programs

BOC New York Branch provided remittance services to BOCHK's customers as correspondent bank, and BOC shared the fees paid by BOCHK's customers for such services with BOCHK. BOCHK also cooperated with BOC in relation to issuing letters of credit for Taiwan related business, for which BOCHK received from BOC a fee based on a portion of the overall fees paid by BOC's customers for such facilities.

Capital Markets Transactions

The Group entered into various capital markets transactions with BOC and its Associates, in particular BOCI Capital, an indirect subsidiary of BOC. These transactions included participation in syndicated loans, sub-participation of loans, acquiring and disposing of interests in syndicated loans, subscription and/or issuance of debt securities and tax efficiency financing.

Loan Servicing Agreements

On 6 July 2002, BOCHK and Nanyang entered into loan servicing agreements with BOC Cayman and Zhong Gang, pursuant to which BOCHK and Nanyang agreed to provide, for a fixed fee based on the agreed cost of the services plus a margin, servicing, collection, account opening and reporting services in respect of certain loans sold by BOCHK and Nanyang to BOC Cayman and Zhong Gang in 2002 and 1999, respectively.

Provision of Insurance Cover by BOC Insurance

BOC Insurance and its subsidiaries provided general and life insurance to the Group.

Insurance Agency

The Group provided insurance agency services to BOC Insurance and BOC Life on a commission basis.

Securities Brokerage

BOCI Securities provided securities brokerage services to the Group. The Group paid BOCI Securities commissions for its services and received rebates in return.

Credit Card Services

Pursuant to a Credit Card Cooperation and Services Agreement dated 6 July 2002 between BOC-CC, a subsidiary of BOCHK, and BOC, BOC-CC provided certain services to BOC in relation to its Great Wall International Card (the "International Card"), its Great Wall Renminbi Card (the "Renminbi Card"). BOC-CC shared the fees, profits and losses in relation to the operations of the International Card and the Renminbi Card with BOC as set out in the agreement. This agreement formalised many of the relationships that existed prior to its execution.

BOC-CC Business in Macau

BOC Macau Branch and Tai Fung Bank promoted BOC-CC's Hong Kong dollar and Macau pataca settled credit cards and provided customer services in return for a share of profits or commission payment. They also provided services for BOC-CC's merchant acquiring business in Macau in return for commission sharing.

BOC-CC Business in Mainland China

BOC promoted and provided services for BOC-CC's merchant acquiring business in Mainland China in return for commission sharing. BOC provided over-the-counter cash withdrawal services to cardholders of BOC-CC in Mainland China, for which the cardholder was charged a transaction handling fee that was shared between BOC and BOC-CC.

Credit Card Support Services to BOC Singapore Branch

BOC-CC provided business support services to BOC Singapore Branch in relation to its credit card business, for which BOC-CC was paid on the basis of cost plus a margin of 5%. Pursuant to the Credit Card Cooperation and Services Agreement, these services may be extended on similar terms to such other branches of BOC outside Mainland China.

Credit Card Training Subsidy

Pursuant to the Credit Card Cooperation and Services Agreement, BOC-CC has agreed to pay BOC a training subsidy of HK$2 million per annum, or such other amount as may be agreed for the provision of training by BOC to BOC's personnel in its provincial branches throughout Mainland China in support of BOC-CC's business in Mainland China.

Selling of Funds Products

The Group promoted MPF products for BOCI-Prudential Trustee, and promoted guaranteed fund products for BOCI-Prudential Manager, both indirect subsidiaries of BOC, and as their intermediary sold these products for a commission to its clients.

Services and Relationship Agreement

On 6 July 2002, the Company and BOCHK entered into a Services and Relationship Agreement with BOC and certain of its subsidiaries. Under this agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with BOCHK on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to inter-bank lending, loans, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. BOCHK has agreed to, and agreed to procure that its subsidiaries, enter into all future arrangements on the same basis, save that the rates offered to BOC and its Associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement also covers the provision of the services set out below:

Administrative Services

Administrative support and company secretarial services to BOC (BVI), BOCHKG and Hua Chiao on the basis of cost plus a margin of 5%.

Audit Services

Audit services for BOC on various branches and subsidiaries of BOC located in the Asia-Pacific region, other than BOC's branches in Mainland China, on the basis of cost plus a margin of 5%.

Information Technology Services

Information technology services to BOC's branches in Hong Kong, Macau, the Asia-Pacific region and Mainland China, on the basis of cost plus a margin of 5%. Under various information technology services contracts BOCHK provides similar services to BOC's Associates on similar terms. Prior to July 2002, BOCHK charged BOC, its branches and Associates for its information technology services only at cost.

Training Services

Training services to BOC's employees in Hong Kong on the basis of cost plus a margin of 5%.

Secondments from BOC

BOC seconded management level and supervisory staff to BOCHK's branches in Mainland China. BOCHK paid salaries directly to the staff concerned and in some cases BOCHK also paid a management fee to BOC.

BOC Markets Services Agreement

Under the terms of a BOC Markets Services Agreement, dated 6 July 2002, between BOCHK and BOC Markets, BOCHK provides office premises and certain support services to BOC Markets in connection with its operations in Hong Kong. A small number of BOCHK's employees are also seconded to BOC Markets. The provision of office premises is charged at market rent while all other services are provided on the basis of cost plus a margin of 5%.

Deposits by Directors and their Associates

BOCHK paid preferential interest rate for deposits of over 1 month's duration and up to a maximum of HK$5 million in total from each of the directors of the Group and their Associates who are employees of the Group on the same terms as those offered to other employees. The preferential interest rate is applicable to all staff of the Group.

Type of Transaction	2002 HK$'m
Derivatives Transactions (volume)	135.84
Foreign Exchange Transactions (volume)	216,494.63
Inter-Bank Capital Markets Transactions	N/A
Bullion Trading (volume)	1,103.07
Correspondent Banking Fee Sharing	8.77
Capital Markets Transactions	N/A
Loan Servicing Agreements	6.90
Provision of Insurance Cover by BOC Insurance	50.73
Insurance Agency Commission Income	149.03
Securities Brokerage Commission Payments, Net of Rebates	82.33
International Card	4.96
Renminbi Card (payment to BOC)	0.27
BOC-CC Business in Macau	7.99
BOC-CC Business in Mainland China — Payments retained by and to BOC	33.12
Credit Card Support Services to BOC overseas branches	1.77
Credit Card Training Subsidy	2.00
Funds Selling Commission Income	102.93
Administrative Services (under the Services and Relationship Agreement and the BOC Markets Services Agreement)	0.88
Audit Services	6.36
Information Technology Services	11.67
Training Services	1.10
Secondments from BOC – Management Fee	0.24
Human Resources Support Services and Secondments to BOC Markets	4.17
Staff Preferential Rate Deposits of Directors	*

N/A: these transactions were diverse and large in number and aggregate data is not available.

* no director and his/her Associates have preferential rate deposits in excess of HK$50 million in aggregate.

Other Connected Transactions

On 26 June 2002, BOCHK sold to BOC Cayman a portfolio of loans with a gross book value of HK$11,401 million on a non-recourse basis. This transaction would have constituted a connected transaction for the Company had it occurred subsequent to the IPO. The loans were sold for cash proceeds of HK$8,722 million, equal to their book value, net of provisions for bad and doubtful debts, as of the date of the transfer. This sale resulted in the derecognition of the portfolio under generally accepted accounting principles in Hong Kong.

On 6 July 2002, BOCHK, BOC Investment, an indirect wholly owned subsidiary of BOC, and Kawell, a wholly owned subsidiary of BOC Investment, entered into a sale and purchase agreement pursuant to which BOCHK acquired the whole of the issued share capital of Sin Chiao and Perento and certain shareholder loans owed to Kawell by Sin Chiao and Perento, for a total consideration of HK$1,014 million. This acquisition would have constituted a connected transaction for the Company had it occurred subsequent to the IPO.

On 2 December 2002, BOCHK entered into a sale and purchase agreement with BOC Insurance, an indirect wholly owned subsidiary of BOC. Pursuant to this agreement, BOCHK agreed to sell the Sin Hua Bank Centre situated at 134-136 Des Voeux Road Central to BOC Insurance for HK$193 million. Sin Hua Bank Centre was previously an office of Sin Hua Bank Hong Kong Branch, one of the predecessor banks to BOCHK. The purpose of the sale was to enhance the Group's overall return on assets and to dispose of an idle property with a view to reducing the risk exposure in investment properties. The sale is expected to be completed on or before 2 April 2003. Execution of the sale and purchase agreement constituted a connected transaction for the Company under rule 14.25(1) of the Listing Rules. Details of the disposal have been disclosed in an announcement issued by the Company on 2 December 2002.

AUDITORS' STATEMENT ON THE SUMMARY FINANCIAL REPORT

To the Shareholders of BOC Hong Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2002 set out on pages 1 to 81.

Respective responsibilities of directors and auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2002, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion to you. We are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2002 is qualified or otherwise modified.

Basis of opinion

We conducted our engagement in accordance with Standards on Assurance Engagements and with reference to Practice Note 710 "The auditors' statement on the summary financial report" issued by the Hong Kong Society of Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2002, and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

Based on the foregoing, in our opinion the summary financial report is consistent with the annual accounts and the auditors' report thereon and the directors' report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2002 from which it is derived and complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2002 and have issued an auditors' report there on dated 20 March 2003 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 20 March 2003

SHAREHOLDER INFORMATION

Financial Calendar 2003

Announcement of 2002 annual results	20 March (Thu)
Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend	28 April (Mon)
ADSs record date for final dividend	29 April (Tue)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	30 April (Wed) 4:00 p.m.
Book closure period (both days inclusive)	2 May (Fri) to 16 May (Fri)
Record date for final dividend	16 May (Fri)
Record date for 2003 Annual General Meeting	23 May (Fri)
Latest time for lodging proxy forms for 2003 Annual General Meeting	27 May (Tue) 3:00 p.m.
2003 Annual General Meeting	29 May (Thu) 3:00 p.m.
Final dividend payment date	30 May (Fri)
Announcement of 2003 interim results	Late August

Annual General Meeting

The 2003 Annual General Meeting will be held at 3:00 p.m. on Thursday, 29 May 2003 at Hall 7A, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong. The record date for determining shareholders' entitlement to attend the Annual General Meeting is Friday, 23rd May 2003. In order to qualify for attending the Annual General Meeting, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 23rd May 2003.

Dividends

The directors have recommended a final dividend of HK$0.215 per share subject to the approval of shareholders at the 2003 Annual General Meeting.

Share Information

Listing

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains two ADR facilities for its Rule 144A ADR, representing the Company's Rule 144A ADSs, and its Regulation S ADR, representing the Company's Regulation S ADSs, respectively. Each ADS represents 20 ordinary shares of the Company.

Ordinary shares (as at 31 December 2002)

Issued shares: 10,572,780,266

Public float: 2,435,918,500 (23.04%)

Nominal value

HK$5.00 per share

Market capitalisation (as at 31 December 2002)

HK$84.58 billion

Share Information *(continued)*

Index constituent

The Company is a constituent of the following indices:

Hang Seng Index

MSCI Hong Kong Index

FTSE All-World Hong Kong Index

Stock codes

Ordinary shares

The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Telephone: (852) 2862 8628
Facsimile: (852) 2529 6087

USA

ADSs Depositary Bank
Citibank, N.A.
111 Wall Street
New York, NY 10005
Telephone: (1-212) 657 1853
Facsimile: (1-212) 825 5398

Investor Relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602 / (852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

DEFINITIONS

In this Summary Financial Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"Accounts"	the annual accounts of BOC Hong Kong (Holdings) Limited
"ADR"	American Depositary Receipt
"ADSs"	American Depositary Shares
"ALC"	Anti-money Laundering Committee
"ALCO"	Asset and Liability Management Committee
"Associate"	has the meaning ascribed to "associate" in the Listing Rules
"ATM"	Automated Teller Machine
"Board" or " Board of Directors"	the Board of Directors of BOC Hong Kong (Holdings) Limited
"BOC"	Bank of China, a state-owned commercial bank established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Cayman"	the Cayman Islands Branch of Bank of China
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34%, respectively
"BOCHK"	Bank of China (Hong Kong) Limited (formerly known as Po Sang Bank Limited), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC
"BOC Investment"	Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC Shanghai"	the Shanghai Branch of Bank of China
"BOC Shenzhen"	the Shenzhen Branch of Bank of China

Terms	Meanings
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI Capital"	BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOC Markets"	the Hong Kong Branch of Bank of China
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential hold equity interests of 64% and 36%, respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential hold equity interests of 64% and 36%, respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI
"CFO"	Chief Financial Officer
"CRO"	Chief Risk Officer
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, and except where the context otherwise requires, these references are to the Group
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Group"	the Company and its subsidiaries collectively referred as the Group
"HKMA"	Hong Kong Monetary Authority
"HKSA"	Hong Kong Society of Accountants
"HKSAR Government"	Hong Kong Special Administrative Region Government
"Hua Chiao"	Hua Chiao Commercial Limited (formerly known as Hua Chiao Commercial Bank Limited), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"ICBC"	Industrial and Commercial Bank of China
"IPO"	Initial Public Offering
"IT"	Information Technology
"Kawell"	Kawell Investments Limited
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

Terms	Meanings
"Mainland" or "Mainland China" or "Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MSCI Hong Kong Index"	Morgan Stanley Capital International Hong Kong Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"NPL"	Non-performing Loan
"Other Schemes and Plans"	Plan and any other share option schemes and savings-based share option plans of any company in the Group
"Perento"	Perento Limited, a fellow subsidiary, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"POWL"	Public Offering Without Listing
"PRC"	The People's Republic of China
"RCC"	Risk Control Committee
"Restructuring and Merger"	the Restructuring and Merger of the Group on 1 October 2001 under the Bank of China (Hong Kong) Limited (Merger) Ordinance and the Merger Agreements, and details of the Restructuring and Merger described in the Company's Prospectus, on 15 July 2002
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMC"	Risk Management Committee
"RTGS"	Real Time Gross Settlement System
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"SME"	the Small and Medium-Sized Enterprise
"Sin Chiao"	Sin Chiao Enterprises Corporation Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"SSAPs"	Statements of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"Zhong Gang"	Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC

BRANCH NETWORK & CORPORATE BANKING CENTRES

Bank of China (Hong Kong) - Branch Network

Hong Kong Island

Branch (Br.)	Address	Telephone
CENTRAL & WESTERN DISTRICT		
Bank of China Tower Br.	1 Garden Road, H.K.	2826 6888
Central District Br.	2A Des Voeux Road Central, H.K.	2160 8888
Central District (Wing On House) Br.	71 Des Voeux Road Central, H.K.	2843 6111
Central District (International Finance Centre) Br.	Shop 3022, International Finance Ctr., 1 Harbour View Street, H.K.	2501 0373
Sheung Wan Br.	238-252 Des Voeux Road Central, H.K.	2541 1601
Queen's Road West (Sheung Wan) Br.	2-12 Queen's Road West, Sheung Wan, H.K.	2815 6888
Sheung Wan (Guangdong Investment Tower) Br.	297 Des Voeux Road Central, H.K.	2544 5521
Connaught Road Central Br.	13-14 Connaught Road Central, H.K.	2841 0410
Bonham Strand East Br.	22-26 Bonham Strand East, Sheung Wan, H.K.	2543 0231
Wing Lok Street Br.	116-118 Wing Lok Street, Sheung Wan, H.K.	2922 6168
Shek Tong Tsui Br.	534 Queen's Road West, Shek Tong Tsui, H.K.	2819 7277
Western District Br.	386-388 Des Voeux Road West, H.K.	2549 9828
Rumsey Street Br.	210 Des Voeux Road Central, H.K.	2851 6868
Queen Street Br.	32-36 Des Voeux Road West, H.K.	2546 6217
Bonham Road Br.	63 Bonham Road, H.K.	2517 7066
Kennedy Town Br.	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, H.K.	2818 6162
Caine Road Br.	57 Caine Road, H.K.	2521 3318
First Street Br.	55A First Street, Sai Ying Pun, H.K.	2517 3399
United Centre Br.	Shop 1021, United Centre, 95 Queensway, H.K.	2861 1889
Wyndham Street Br.	1-3 Wyndham Street, Central, H.K.	2843 2888
Des Voeux Road West Br.	111-119 Des Voeux Road West, H.K.	2546 1134
Gilman Street Br.	136 Des Voeux Road Central, H.K.	2135 1123
WAN CHAI DISTRICT		
Pak Sha Road Br.	1 Pak Sha Road, Causeway Bay, H.K.	2882 1383
Gloucester Road Br.	Unit 3, G/F Immigration Tower, 7 Gloucester Road, Wan Chai, H.K.	2877 1133
Queen's Road East Br.	109-115 Queen's Road East, Wan Chai, H.K.	2528 5010
191 Hennessy Road Br.	191-193 Hennessy Road, Wan Chai, H.K.	2588 1288
409 Hennessy Road Br.	409-415 Hennessy Road, Wan Chai, H.K.	2833 8833
Johnston Road Br.	152-158 Johnston Road, Wan Chai, H.K.	2574 8257
Harbour Road Br.	26 Harbour Road, Wan Chai, H.K.	2827 8407
Happy Valley Br.	11 King Kwong Street, Happy Valley, H.K.	2838 6668
Hennessy Road (Causeway Bay) Br.	443-445 Hennessy Road, Causeway Bay, H.K.	2893 6115
Leighton Road Br.	33-35 Leighton Road, H.K.	2572 1920
Wan Chai (China Overseas Building) Br.	139 Hennessy Road, Wan Chai, H.K.	2529 0866
Wan Chai Br.	395 Hennessy Road, Wan Chai, H.K.	2572 4273
Wan Chai (Wu Chung House) Br.	213 Queen's Road East, Wan Chai, H.K.	2892 0909
Hennessy Road (Wan Chai) Br.	310-312 Hennessy Road, Wan Chai, H.K.	2923 5628
Wan Chai Road Br.	127-135 Wan Chai Road, H.K.	2577 4862
EASTERN DISTRICT		
Tsat Tsz Mui Road Br.	112-114 Tsat Tsz Mui Road, North Point, H.K.	2563 2218
Siu Sai Wan Br.	Shop 19, Cheerful Garden, Siu Sai Wan, H.K.	2505 2399
Taikoo Shing Br.	Shop G1012, Yiu Sing Mansion, Taikoo Shing, H.K.	2886 0612
North Point Br.	Roca Centre, 464 King's Road, North Point, H.K.	2811 8880
North Point (King's Centre) Br.	193-209 King's Road, North Point, H.K.	2286 2000
North Point (Hang Ying Building) Br.	Shop B1, 318-328 King' s Road, North Point, H.K.	2887 1199
North Point (Kiu Fai Mansion) Br.	413-415 King's Road, North Point, H.K.	2562 6108
Sai Wan Ho Br.	142-146 Shau Kei Wan Road, H.K.	2886 3344
Lee Chung Street Br.	29-31 Lee Chung Street, Chai Wan, H.K.	2595 9388
Heng Fa Chuen Br.	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, H.K.	2897 1131
Kam Wa Street Br.	3 Kam Wa Street, Shau Kei Wan, H.K.	2885 9311
City Garden Br.	233 Electric Road, North Point, H.K.	2571 2878
King's Road Br.	131-133 King's Road, North Point, H.K.	2887 0282
Chai Wan (Walton Estate) Br.	Block B, Walton Estate, 341-343 Chai Wan Road, H.K.	2558 6433
Chai Wan Road Br.	27 Gold Mine Building, 345 Chai Wan Road, H.K.	2557 0247
Healthy Village Br.	Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, H.K.	2563 2278
Sheung On Street Br.	77 Sheung On Street, Chai Wan, H.K.	2897 0923
Java Road Br.	8 Java Road, North Point, H.K.	2566 0366
Aldrich Garden Br.	Shop 58, Aldrich Garden, Shau Kei Wan, H.K.	3196 4956
Shau Kei Wan Road Br.	289-293 Shau Kei Wan Road, H.K.	2884 1386
Shau Kei Wan (Po Man Building) Br.	260-262 Shau Kei Wan Road, H.K.	2568 5211
Hing Tung Estate Br.	Shop 111, 1/F, Hing Tung Shopping Centre, Hing Tung Estate, Shau Kei Wan, H.K.	2922 7328
Wan Tsui Road Br.	4 Lin Shing Road, Chai Wan, H.K.	2557 3283
Quarry Bay Br.	Parkvale, 1060 King's Road, Quarry Bay, H.K.	2564 0333
Shau Kei Wan Main Street East PFS Centre	132 Shau Kei Wan Main Street East, Shau Kei Wan, H.K.	2568 9911
Taikoo Shing VIP Br.	Shop G1006, Hoi Shing Mansion, Taikoo Shing, H.K.	2885 4582
SOUTHERN DISTRICT		
Tin Wan Br.	2-12 Ka Wo Street, Tin Wan, H.K.	2553 0135
Stanley Br.	Shop 401, Shopping Centre, Stanley Plaza, H.K.	2813 2290
Aberdeen Br.	25 Wu Pak Street, Aberdeen, H.K.	2553 4165
South Horizons Br.	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, H.K.	2580 0345
Wah Kwai Estate Br.	Shop 17, Shopping Centre, Wah Kwai Estate, H.K.	2550 2298
Wong Chuk Hang Road Br.	40 Wong Chuk Hang Road, H.K.	2814 8272
Chi Fu Landmark Br.	Shop 510, Chi Fu Landmark, Pok Fu Lam, H.K.	2551 2282
Ap Lei Chau Br.	13-15 Wai Fung Street, Ap Lei Chau, H.K.	2554 6487
South Horizons PFS Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, H.K.	2555 7477

Kowloon

Branch (Br.)	Address	Telephone
YAU TSIM MONG DISTRICT		
Tai Kok Tsui Br.	73-77 Tai Kok Tsui Road, Kowloon	2395 3269
Shan Tung Street Br.	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Bank of China Centre Br.	UG01 Olympian City 1, 11 Hoi Fai Road, Kowloon	2749 2110
Shanghai Street (Prince Edward) Br.	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Nathan Road (Prince Edward) Br.	774 Nathan Road, Kowloon	2399 3000
28 Carnarvon Road Br.	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
2 Carnarvon Road Br.	2-2A Carnarvon Road, Tsim Sha Tsui, Kowloon	2311 3822
Granville Road Br.	67-69 Granville Road, Tsim Sha Tsui, Kowloon	2739 6683
Tsim Sha Tsui (Houston Centre) Br.	63 Mody Road, Tsim Sha Tsui, Kowloon	2739 0308
Tsim Sha Tsui (East Ocean Centre) Br.	G19 East Ocean Centre, 98 Granville Road, Tsim Sha Tsui, Kowloon	2723 3211
Tsim Sha Tsui (New Mandarin Plaza) Br.	Shop 147-155, New Mandarin Plaza, 14 Science Museum Rd., Kowloon	2926 1388
Jordan Br.	328-330 Nathan Road, Kowloon	2928 6111
Woosung Street Br.	149-151 Woosung Street, Kowloon	2730 0883
Shanghai Street (Mong Kok) Br.	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Prince Edward Road West (Mong Kok) Br.	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Br.	50-52 Mong Kok Road, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Br.	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Nathan Road (Mong Kok) Br.	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Mong Kok (President Commercial Centre) Br.	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Br.	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Br.	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Br.	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Ivy Street Br.	59-61 Ivy Street, Tai Kok Tsui, Kowloon	2380 8668
Humphrey's Avenue Br.	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2723 1068
Tong Mei Road Br.	54-58 Tong Mei Road, Kowloon	2390 3407
Reclamation Street Br.	249-253 Reclamation Street, Yau Ma Tei, Kowloon	2332 3811
Fuk Tsun Street Br.	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Br.	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Br.	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164
678 Nathan Road Br.	678 Nathan Road, Mong Kok, Kowloon	2398 2123
Prat Avenue Br.	17-19 Prat Avenue, Tsim Sha Tsui, Kowloon	2311 8872

Bank of China (Hong Kong) - Branch Network (continued)

Branch (Br.)	Address	Telephone
KOWLOON CITY DISTRICT		
Prince Edward Road (Kowloon City) Br.	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan (Mei King Mansion) Br.	245A To Kwa Wan Road, Kowloon	2365 2286
To Kwa Wan Road Br.	80N To Kwa Wan Road, Kowloon	2364 4344
Pak Tai Street Br.	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hunghom Commercial Centre Br.	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2363 9217
Hung Hom (Eldex Industrial Building) Br.	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8363
OUHK Br.	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Br.	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
47 Ma Tau Wai Road Br.	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Br.	Shop G6, Site 11 Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Br.	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
San Shan Road Br.	18 San Shan Road, To Kwa Wan, Kowloon	2768 8669
Nga Tsin Wai Road Br.	25 Nga Tsin Wai Road, Kowloon	2383 2316
Wuhu Street Br.	105-107 Wuhu Street, Hung Hom, Kowloon	2363 9231
SHAM SHUI PO DISTRICT		
Kowloon Plaza Br.	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Br.	Unit LG149, Festival Walk, Kowloon Tong, Kowloon	2265 7288
Tai Hang Sai Br.	1 Woh Chai Street, Tai Hang Sai, Kowloon	2777 7011
Un Chau Street Br.	231 Un Chau Street, Cheung Sha Wan, Kowloon	2725 8228
42 Yu Chau Street Br.	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
210 Yu Chau Street Br.	210-214 Yu Chau Street, Sham Shui Po, Kowloon	2720 5155
Lei Cheng Uk Estate Br.	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Br.	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Br.	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Br.	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Br.	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Br.	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
412 Castle Peak Road Br.	412-420 Castle Peak Road, Cheung Sha Wan, Kowloon	2743 8010
656 Castle Peak Road Br.	654-656 Castle Peak Road, Cheung Sha Wan, Kowloon	2310 1885
188 Nam Cheong Street Br.	Shop 8-9, G/F Welland Plaza, 188 Nam Cheong Street, Kowloon	2788 3238
223 Nam Cheong Street Br.	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 7 Mei Foo Sun Chuen Br.	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Stage 2 Mei Foo Sun Chuen Br.	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8382
Stage 6 Mei Foo Sun Chuen Br.	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2743 4013
Lai Chi Kok (Hong Kong Industrial Centre) Br.	A2, G/F Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon	2745 1491
Lai Chi Kok Road Br.	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Br.	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Br.	147-149 Castle Peak Road, Sham shui Po, Kowloon	2708 3678
WONG TAI SIN DISTRICT		
31 Tai Yau Street Br.	31 Tai Yau Street, San Po Kong, Kowloon	2350 6286
35 Tai Yau Street Br.	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Br.	Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Br.	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Br.	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Br.	A3-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Br.	Shop G1, Wong Tai Sin Commercial Centre, Wong Tai Sin, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Br.	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Br.	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Fung Tak Road Br.	5-11 Fung Tak Road, Tsz Wan Shan, Kowloon	2927 6333
Lok Fu Br.	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Tseuk Luk Street Br.	86 Tseuk Luk Street, San Po Kong, Kowloon	2927 6228
Sheung Fung Street Br.	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Br.	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088
KWUN TONG DISTRICT		
Kowloon Bay (Telford House) Br.	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Br.	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, Ngau Tau Kok Road, Kowloon	2763 5456
169 Ngau Tau Kok Road Br.	169 Ngau Tau Kok Road, Kowloon	2750 7311
177 Ngau Tau Kok Road Br.	177 Ngau Tau Kok Road, Kowloon	2927 4321
Ping Tin Estate Br.	Shop 225, 2/F Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Br.	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Wang Hoi Road Br.	17 Wang Hoi Road, Kowloon Bay, Kowloon	2796 7728
Sau Mau Ping Br.	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Br.	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Br.	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Hoi Yuen Road Br.	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Ka Wing Street Br.	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Tsui Ping Estate Br.	Shop 116, 1/F Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Br.	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Br.	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Br.	Shop P20, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Br.	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Br.	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Br.	327 Ngau Tau Kok Road, Kowloon	2389 3301
Kwun Tong Plaza Br.	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Kwun Tong (Hewlett Centre) Br.	52-54 Hoi Yuen Road, Kwun Tong, Kowloon	2763 5511

New Territories & Outlying Islands

Branch (Br.)	Address	Telephone
KWAI TSING DISTRICT		
Ha Kwai Chung Br.	192-194 Hing Fong Road, Kwai Chung, N.T.	2424 9823
Sheung Kwai Chung Br.	7-11 Shek Yi Road, Sheung Kwai Chung, N.T.	2480 6161
Tai Wo Hau Br.	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, N.T.	2429 0304
Shek Yam Road Br.	91-97 Shek Yam Road, Kwai Chung, N.T.	2423 1113
Cheung Hong Estate Br.	201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi, N.T.	2497 7718
Cheung Fat Estate Br.	Shop 317, Cheung Fat Shopping Centre, Tsing Yi, N.T.	2433 1689
Cheung Hong Estate Commercial Centre Br.	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi, N.T.	2497 0325
Maritime Square Br.	Shop 115, Maritime Square, Tsing Yi, N.T.	2436 9298
Metroplaza Br.	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, N.T.	2420 2686
Kwai Cheong Road Br.	40 Kwai Cheong Road, Kwai Chung, N.T.	2480 3311
Kwai Chung (Wai Yin Building) Br.	432-436 Castle Peak Road, Kwai Chung, N.T.	2410 9133
Kwai Chung Road Br.	1009 Kwai Chung Road, Kwai Chung, N.T.	2424 3021
Kwai Chung Plaza Br.	A18-20, G/F Kwai Chung Plaza, 7-11 Kwai Foo Road, N.T.	2920 2468
TSUEN WAN DISTRICT		
331 Sha Tsui Road Br.	329-331 Sha Tsui Road, Tsuen Wan, N.T.	2920 3232
407 Castle Peak Road Br.	407-411 Castle Peak Road, Tsuen Wan, N.T.	2920 3211
Clague Garden Br.	Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, N.T.	2412 2202
Tsuen Wan Br.	297-299 Sha Tsui Road, Tsuen Wan, N.T.	2411 1321
Castle Peak Road (Tsuen Wan) Br.	167 Castle Peak Road, Tsuen Wan, N.T.	2493 8161
Tsuen Wan (Sin Ching Building) Br.	201-207 Castle Peak Road, Tsuen Wan, N.T.	2416 6577
Lei Muk Shue Br.	Shop 1-2, Pak Shue House, Lei Muk Shue Estate, Kwai Chung, N.T.	2428 5731
Sham Tseng Br.	Shop G1 & G2, Rhine Garden, Sham Tseng, N.T.	2491 0038

Bank of China (Hong Kong) - Branch Network (continued)

Branch (Br.)	Address	Telephone
33 Chung On Street Br.	31-33 Chung On Street, Tsuen Wan, N.T.	2493 0137
73 Chung On Street Br.	73 Chung On Street, Tsuen Wan, N.T.	2413 1866
Fuk Loi Estate Br.	129-135 Sha Tsui Road, Tsuen Wan, N.T.	2499 0755
Texaco Road Br.	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, N.T.	2414 4287
TUEN MUN DISTRICT		
Tuen Mun Town Plaza Br.	Shop 2, Tuen Mun Town Plaza phase II, N.T.	2450 8877
Tuen Mun Fa Yuen Br.	Shop D, Tuen King Building, Tsing Hoi Circuit, Tuen Mun, N.T.	2458 1033
Tuen Mun San Hui Br.	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, N.T.	2457 3501
Siu Hong Court Br.	226 Commercial Centre, Siu Hong Court, Tuen Mun, N.T.	2466 6703
Leung King Estate Br.	Shop 211, Leung King Shopping Centre, Tuen Mun, N.T.	2463 3855
Kin Wing Street Br.	24-30 Kin Wing Street, Tuen Mun, N.T.	2465 2212
Venice Gardens Br.	Shop13-15, G/F Venice Gardens, Leung Tak Street, Tuen Mun, N.T.	2455 1288
Butterfly Estate Br.	Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, N.T.	2920 5188
Lam Tei Br.	Block B, 130 Lot T.M.T.L., 2738 Castle Peak Road, Lam Tei, Tuen Mun, N.T.	2465 0033
YUEN LONG DISTRICT		
Tai Tong Road Br.	Shop A135, 1/F Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, N.T.	2479 2113
Yuen Long Br.	102-108 Castle Peak Road, Yuen Long, N.T.	2474 2211
Castle Peak Road (Yuen Long) Br.	162 Castle Peak Road, Yuen Long, N.T.	2476 2193
Yuen Long (Hang Fat Mansion) Br.	8-18 Castle Peak Road, Yuen Long, N.T.	2475 3777
Yuen Long Commercial Centre Br.	18-24 Kau Yuk Road, Yuen Long, N.T.	2473 2833
Tin Shui Estate Br.	Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, N.T.	2445 8728
Hung Shui Kiu Br.	17-19 Tak Cheung Building, Hung Shui Kiu, N.T.	2447 0248
Kingswood Villas Br.	A189 Kingswood Richly Plaza, Tin Shui Wai, N.T.	2448 3313
Kingswood Ginza Br.	Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, N.T.	2616 4233
NORTH DISTRICT		
Sheung Shui Br.	61 San Fung Avenue, Sheung Shui, N.T.	2671 0155
Landmark North Br.	Shop 351, Landmark North, Sheung Shui, N.T.	2670 3131
Fanling Town Centre Br.	Shop 53, Level 2 Fanling Town Centre, Fanling, N.T.	2669 7899
Sha Tau Kok Br.	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, N.T.	2674 4011
Flora Plaza Br.	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, N.T.	2675 6683
Choi Yuen Estate Br.	Shop 4, F3 level Commercial Centre, Choi Yuen Estate, Sheung Shui, N.T.	2671 6783
105 San Fung Ave Br.	105 San Fung Avenue, Sheung Shui, N.T.	2670 1141
136 San Fung Ave Br.	136 San Fung Avenue, Sheung Shui, N.T.	2670 6138
Luen Wo Market Br.	17-19 Wo Fung Street, Luen Wo Market, Fanling, N.T.	2675 5113
Luen Shing Street Br.	10-16 Luen Shing Street, Fanling, N.T.	2675 6113
TAI PO DISTRICT		
Tai Kwong Lane Br.	16-22 Tai Kwong Lane, Tai Po Market, N.T.	2652 2133
Tai Po Br.	68-70 Po Heung Street, Tai Po Market, N.T.	2657 2121
Tai Po Plaza Br.	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, N.T.	2665 5890
On Chee Road Br.	Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, N.T.	2665 1966
Fu Heng Estate Br.	Shop 1-2, Fu Heng Shopping Centre, Tai Po, N.T.	2661 6278
Fu Shin Estate Br.	Shop G11, Fu Shin Shopping Centre, Tai Po, N.T.	2663 2788
Uptown Plaza Br.	Shop 054, Level 1 Uptown Plaza, Tai Po, N.T.	2929 3228
Kwong Fuk Road Br.	40-50 Kwong Fuk Road, Tai Po, N.T.	2658 2268
SHA TIN DISTRICT		
Jat Min Chuen Br.	Shop 1, G/F Ming Yiu Lau, Jat Min Chuen, Sha Tin, N.T.	2647 8784
41 Tai Wai Road Br.	41-45 Tai Wai Road, Sha Tin, N.T.	2929 4288
74 Tai Wai Road Br.	74-76 Tai Wai Road, Sha Tin, N.T.	2699 9523
Fo Tan Br.	No 2, 1/F Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, N.T.	2691 7193
Lucky Plaza Br.	Lucky Plaza, Wang Pok Street, Sha Tin, N.T.	2605 6556
City One Sha Tin Br.	Shop A, 16-20 Ngan Shing Commercial Centre, City One, N.T.	2648 8083
Heng On Estate Br.	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, N.T.	2642 0111
Ma On Shan Centre Br.	Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan, N.T.	2631 0063
Pok Hong Estate Br.	Shop 7-8, Pok Wah House, Pok Hong Estate, Sha Tin, N.T.	2648 0302
Lung Hang Estate Br.	103 Lung Hang Commercial Centre, Sha Tin, N.T.	2605 8618
New Town Plaza Br.	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, N.T.	2606 6163
Sunshine City Br.	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, N.T.	2631 1011
Lek Yuen Br.	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, N.T.	2605 3021
SAI KUNG DISTRICT		
Sai Kung Br.	7-11 Wan King Path, Sai Kung, N.T.	2792 1465
East Point City Br.	Shop 187A, East Point City, Tseung Kwan O, N.T.	2628 7238
Hau Tak Estate Br.	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, N.T.	2703 5203
HKUST Br.	The Hong Kong University of Science & Technology, Clear Water Bay Road, N.T.	2358 2345
Tsui Lam Estate Br.	Shop 101, Tsui Lam Shopping Centre, Tseung Kwan O, N.T.	2702 0282
Po Lam Estate Br.	Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, N.T.	2701 4962
OUTLYING ISLANDS DISTRICT		
Cheung Chau Br.	53-55 Tai Sun Street, Cheung Chau	2981 0021
Hong Kong International Airport Br.	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

The Mainland of China

Branch (Br.)	Address	Telephone
Shenzhen Br.	G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China	(86-755) 8233 0230
Shenzhen Luohu Sub-Br.	Rm.804-5, Development Centre Building, 2010 Ren Min Nan Road, Shenzhen, China	(86-755) 8228 0177
Shenzhen Futian Sub-Br.	G/F, Overseas Decoration Building, 130 Zhen Hua Road, Shenzhen, China	(86-755) 8326 5600
Shantou Br.	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8266
Shanghai Br.	G/F, Po Sang Bank Tower, 668 Beijing Road E., Shanghai, China	(86-21) 5308 8888
Qingdao Br.	G/F, 6 Yun Xiao Road, Qingdao, China	(86-532) 573 2828

Corporate Banking & Financial Institutions Department

Division/Centre	Address	Telephone
Financial Institutions Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Corporate Division	10/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Small & Medium Enterprises Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Commercial Division	9/F Bank of China Tower, 1 Garden Road, H.K.	2826 6888
Commercial Division (Western District Office)	1/F, 238 - 252 Des Voeux Road Central, H.K.	3140 1666
Hong Kong East Commercial Centre	3/F, Eastern Commercial Centre, 393-407 Hennessy Road, H.K.	2833 8790
Kowloon East Commercial Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7300
Kowloon East Commercial Centre (San Po Kong Office)	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, Kowloon	2263 4900
Kowloon East Commercial Centre (Hung Hom Office)	Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0188
Kowloon West Commercial Centre	3/F - 7/F & 9/F, 589 Nathan Road, Mongkok, Kowloon	3412 1688
New Territories East Commercial Centre	3/F, 68-70 Po Heung Street, Tai Po Market, N.T	2654 3222
New Territories East Commercial Centre (Fo Tan Office)	Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, N.T.	2687 5665
New Territories West Commercial Centre	Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T.	3412 7288
New Territories West Commercial Centre (Yuen Long Office)	4/F, 102-108 Castle Peak Road, Yuen Long, N.T.	2442 8783
Trade Services Centre	3/F- 10/F Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon	3198 3388

Nanyang Commercial Bank - Branch Network

Branch (Br.)	Address	Telephone
Head Office	151 Des Voeux Road, Central, H.K.	2852 0888
HONG KONG ISLAND		
Western Br.	128 Bonham Strand, East, H.K.	2851 1100
Causeway Bay Br.	472 Hennessy Road, H.K.	2832 9888
Happy Valley Br.	29 Wong Nei Chung Road, H.K.	2893 3383
Kennedy Town Br.	86 Belcher's Street, H.K.	2817 1946
Quarry Bay Br.	1014 King's Road, H.K.	2563 2286
Des Voeux Road, West Br.	334 Des Voeux Road West, H.K.	2540 4532
Aberdeen Br.	171 Aberdeen Main Road, H.K.	2553 4115
North Point Br.	351 King's Road, H.K.	2566 8116
Sheung Wan Br.	21 Connaught Road, West, H.K.	2559 0888
Sai Wan Ho Br.	63 Shaukeiwan Road, H.K.	2567 0315
Wanchai Br.	123 Johnston Road, H.K.	2574 8118
Causeway Centre Br.	Shop 16, Causeway Centre, 28 Harbour Road, H.K.	2827 6338
Central District Br.	56-58 Wellington Street, H.K.	2522 5011
Sunning Road Br.	8 Sunning Road, H.K.	2882 7668
KOWLOON		
Mongkok Br.	727 Nathan Road, Kowloon	2394 8206
Yaumati Br.	309 Nathan Road, Kowloon	2782 9888
Ferry Point Br.	Offices B,C,D, 10/F and Shops D, E, F, G/F Best-O-Best Commercial Centre, 32-36 Ferry Street, Kowloon	2332 0738
Homantin Br.	71A Waterloo Road, Kowloon	2715 7518
Nathan Road Br.	570 Nathan Road, Kowloon	2780 0166
Laichikok Road Br.	236 Laichikok Road, Kowloon	2396 4164
Jordan Road Br.	20 Jordan Road, Kowloon	2735 3301
Tokwawan Br.	62 Tokwawan Road, Kowloon	2764 6666
Kwun Tong Br.	60 Yue Man Square, Kowloon	2389 6266
Tsimshatsui Br.	35 Hankow Road, Kowloon	2376 3988
Hunghom Br.	69A Wuhu Street, Kowloon	2362 2301
Shamshuipo Br.	198-200 Tai Po Rd, Kowloon	2777 0147
Tsun Yip Street Br.	48 Tsun Yip Street, Kowloon	2790 6688
Peninsula Centre Br.	Shop G48 Peninsula Centre, 67 Mody Road, Kowloon	2722 0823
San Po Kong Br.	41-45, Yin Hing Street, Kowloon	2328 5555
Kowloon City Br.	86 Nga Tsin Wai Road, Kowloon	2716 6033
Laguna City Br.	Shop No. 26, Phase 1 Laguna City, Kowloon	2772 3336
NEW TERRITORIES		
Kwai Chung Br.	100 Lei Muk Road, N.T.	2480 1118
Tai Po Br.	71 Po Heung Street, Tai Po Market, N.T.	2656 5201
Yuen Long Br.	G/F Tung Yik Building, Tai Tong Road, N.T.	2479 0231
Ha Kwai Chung Br.	180 Hing Fong Road, N.T.	2429 4242
Tsuen Wan Br.	78 Chung On Street, N.T.	2492 0243
Sheung Shui Br.	31 Fu Hing Street, N.T.	2679 4333
Tuen Mun Br.	Forward Mansion, Yan Ching Circuit, N.T.	2459 8181
Shatin Br.	Shop 7-8, Lucky Plaza, Shatin, N.T.	2605 9188
Luk Yeung Sun Chuen Br.	P2A-C, 1/F Luk Yeung Galleria, 22-26 Wai Tsuen Road, N.T.	2498 4411
Sai Kung Br.	Shop 11-12 Sai Kung Garden, Man Nin Street, N.T.	2791 1122
THE MAINLAND OF CHINA		
Shenzhen Br.	Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China	(86-755) 2515 6333
Shekou Br.	Shekou Finance Centre, Shenzhen, China	(86-755) 2682 8788
Haikou Br.	Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Br.	376, Huan Shi Dong Lu, Guangzhou, China	(86-20) 8386 9273
Dalian Br.	1/F., Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China	(86-411) 282 3636
Beijing Br.	Level 1A, Regent Court, No. 8B, Jian Guo Men Wai Da Jie, Beijing, China	(86-10) 6568 4728
OVERSEAS		
San Francisco Br.	31/F., 50 California Street, San Francisco, USA	(1-415) 398 8866

Chiyu Banking Corporation - Branch Network

Branch (Br.)	Address	Telephone
Head Office	78 Des Voeux Road Central, H.K.	2843 0111
HONG KONG ISLAND		
North Point Br.	390-394 King's Road, North Point, H.K.	2570 6381
Wanchai Br.	325 Hennessy Road, Wanchai, H.K.	2572 2823
Western Br.	429-431 Queen's Road West, H.K.	2548 2298
Sheung Wan Br.	22-24 Bonham Strand West, H.K.	2544 1678
Quarry Bay Br.	997 King's Road, Quarry Bay, H.K.	2811 3131
KOWLOON		
Hung Hom Br.	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Br.	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Br.	235-237 Laichikok Road, Kowloon	2789 8668
San Po Kong Br.	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Br.	117-119 Shanghai Street, Yaumatei, Kowloon	2332 2533
Castle Peak Road Br.	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Br.	Shop No.10 G/F., Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon	2796 8968
Tokwawan Br.	G/F, Shop Nos.11-13, 78 Tokwawan Road, Kowloon	2765 6118
Tsz Wan Shan Br.	Shop 202, 2/F., Tsz Wan Shan Shopping Centre, 23 Yuk Wah ST., Tsz Wan Shan, Kowloon	2322 3313
NEW TERRITORIES		
Tuen Mun Yau Oi Estate Br.	Shop No.103-104 G/F Restaurant Block, Yau Oi Estate, Tuen Mun N. T.	2452 3666
Kwai Hing Estate Br.	Shop No.1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, N. T.	2487 3332
Tai Po Tai Wo Estate Br.	Shop No.112-114, G/F., On Wo House, Tai Wo Estate, Tai Po, N. T.	2656 3386
Belvedere Garden Br.	Shop No. 5A, G/F., Belvedere Square, Tsuen Wan, N.T.	2411 6789
Tsuen Wan Centre Br.	Shop 1-9, UG/F., B15-17 Tsuen Wan Centre Phase II, Tsuen Wan, N.T.	2413 8111
Shatin Sui Wo Court Br.	Shop No. F7 Commercial Centre, Sui Wo Court, Shatin, N.T.	2601 5888
Ma On Shan Br.	Shop 313 Level 3, Ma On Shan Plaza, Bayshore Tower, Ma On Shan, N.T.	2640 0733
Sheung Tak Estate Br.	Shop No.238, Sheung Tak Shopping Centre, Sheung Tak Est., Tseung Kwan O, N.T.	2178 2278
THE MAINLAND OF CHINA		
Xiamen Br.	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592) 5851 691
Fuzhou Br.	1/F, International Bldg., 210 Wusi Road, Fuzhou, Fujian Province, China	(86-591) 7810 078
Harbin Representative Office	Room 301, 6 Hong Jun St., Harbin, China	(86-451) 3673 518

All the above information are as at 31 December 2002

Compiled by BOC Hong Kong (Holdings) Limited
20 March 2003


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochkholdings.com